UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-FR

[**X**] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[ ] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from __________ to ________

LOGAN RESOURCES LTD.

(Exact name of Registrant as specified in its charter)

British Columbia, Canada
(Jurisdiction of incorporation or organization)

475 Howe Street, #720, Vancouver, British Columbia, Canada V6C 2B3
(Address of principal executive offices)

Securities to be registered pursuant to Section 12(b) of the Act:
None

Securities to be registered pursuant to Section 12(g) of the Act:
Common Shares, without par value
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of issued and outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report. 7,889,052

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 12 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past ninety days. Yes ___ No xxx

Indicate by check mark which financial statement item the registrant has elected to follow: Item 17 xxx Item 18 ___

Index to Exhibits on Page 56

LOGAN RESOURCES LTD.

FORM 20-F REGISTRATION STATEMENT
TABLE OF CONTENTS

INTRODUCTION

Logan Resources Ltd. is organized under the laws of British Columbia, Canada. In this Registration Statement, the "Company", "Logan", "we," "our" and "us" refer to Logan Resources Ltd. (unless the context otherwise requires). We refer you to the actual corporate documents for more complete information than may be contained in this Registration Statement. Our principal corporate offices are located at 475 Howe Street, #720, Vancouver, British Columbia, Canada V6C 2B3. Our telephone number is 604-689-0299.

BUSINESS OF LOGAN RESOURCES LTD.

Logan Resources Ltd. (the "Company") is a mineral exploration company. Its main focus is on property acquisition and exploration. The Company has interests in five mineral properties (gold/copper/silver) in British Columbia and the Yukon Territory, respectively: Albert Creek, Antler Creek, Redford, and Shell Creek and Heidi properties.

FINANCIAL AND OTHER INFORMATION

In this Registration Statement, unless otherwise specified, all dollar amounts are expressed in Canadian Dollars ("CDN$" or "$"). The Government of Canada permits a floating exchange rate to determine the value of the Canadian Dollar against the U.S. Dollar (US$).

FORWARD-LOOKING STATEMENTS

This Registration Statement includes forward-looking statements, principally in ITEM #4, "Information on the Company" and ITEM #5, "Operating and Financial Review and Prospects". We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends affecting our business. These forward-looking statements are subject to risks, uncertainties and assumptions including, among other things, the factors discussed in this Registration Statement under ITEM #3, "Key Information, Risk Factors" and factors described in documents that we may furnish from time to time to the Securities and Exchange Commission.

The words "believe", "may", "will", "estimate", "continue", "anticipate", "intend", "expect", and similar words are intended to identify forward-looking statements. In light of these risks and uncertainties, the forward-looking information, events and circumstances discussed in this Registration Statement might not occur. Our actual results and performance could differ substantially from those anticipated in our forward-looking statements. We undertake no obligation to update publicly or revise any forward-looking statements because of new information, future events or otherwise.

GLOSSARY

Adit: A horizontal or nearly horizontal tunnel made for exploration or mining.

Alteration zones: portions of bedrock where the mineralogic composition of the rock has been changed by physical or chemical means, especially by the actions of hydrothermal solutions.

Andesite: A dark-colored, fine-grained volcanic rock.

Anomalies: deviations from uniformity or regularity in geophysical or geochemical quantities.

Anomalous values: results of geophysical or geochemical testing which deviate from the expected or calculated value.

Archean: rocks formed during the earliest part of Precambrian time, prior to 2,500 million years before present.

Arenaceous: Rocks with a high sand component in their make up.

Au: Gold

Base metal: any of the more common and more chemically active metals, e.g. lead, copper and zinc.

Bedrock conductors: portions of consolidated earth material which offers a low resistance to the passage of an electric current.

Breccia: Rock composed of sharp-angled fragments embedded in a fine-grained matrix.

Channel Sample: A sample taken continuously over a specified distance.

Chromium: A metal used for corrosion-resistant steels and whose compounds have many beautiful colors.

Cross-cut: a mining tunnel driven perpendicular to the dominant trend of a vein or ore bearing structure.

Cut-off grade: the lowest grade of mineralized material considered economic to mine and process; used in the calculation of reserves.

Deposit: A mineralized body which has been physically delineated by sufficient drilling, trenching, and/or underground work, and found to contain a sufficient average grade of metal or metals to warrant further exploration and/or development expenditures. Such a deposit does not qualify as a commercially mineable ore body or as containing reserves of ore, unless final legal, technical, and economic factors are resolved.

Diabase: A dark-colored very fine grained and hard intrusive rock.

Diamond drill holes: a drilling method whereby rock is drilled with a diamond impregnated, hollow drilling bit which produces a continuous, in-situ record of the rock mass intersected in the form of solid cylinders of rock which are referred to as core.

Differentiated: A natural process during cooling of rocks where by one type of rock can solidify first followed by another kind.

Drive: a mining tunnel driven parallel to the dominant trend of a vein or ore bearing structure.

Dyke: An igneous mass injected into a fissure in rock.

Electromagnetic: of, produced by or having to do with magnetic fields associated with currents artificially or naturally maintained in the sub-surface of the earth.

Epiclastic: Sediments consisting of weathered products of older rock.

Feasibility Study: a definitive engineering estimate of all costs, revenues, equipment requirements, and production levels likely to be achieved if a mine is developed. The study is used to define the economic viability of a project and to support the search for project financing.

Felsic: an igneous rock made up of light colored minerals; composed primarily of feldspar and silica.

Float: Rock this is not outcrop and has been transported some distance from its source

g/t; g Au/t: Grams per metric tonne; grams gold per metric tonne.

-genic: meaning suitable to or pertaining to, e.g. syngenetic, meaning a ore deposit formed contemporaneously with the enclosing rocks

Geochemistry: The measurement of trace elements in naturally occurring rocks, soils and stream sediments as a means of detecting mineralization.

Geochemical sampling: a mineral exploration method whereby samples of soil, stream sediments, rocks, etal. are collected in a systematic way and analyzed for a suite of elements.

Geological resources: Mineralized material which in total does not constitute ore, but which may contain one or more zones of ore. Geological resources are categorized as inferred, indicated and measured according to the degree of certainty with which their grade and tonnage are known. A geological resource is sometimes referred to as a "mineral resource".

Geophysical: relating to the physical properties, e.g. magnetic, seismic,et.al. of the earth and rock materials.

Gold or Au: A gold metallic element that is ductile and very malleable. This precious metal has industrial applications a well as being monetary value and used in jewelry.

Gossan: Brown to orange to red colored rocks and soil, where the color is due to weathering sulphides.

Grade: the amount of valuable mineral in each tonne of ore, expressed as ounces per ton or grams per tonne for precious metal and as a percentage by weight for other metals.

Grab Sample: Sample of selected rock or saprolite collected at random from within a restricted area of interest.

Grid: a systematic array of points or lines; e.g. a rectangular pattern of pits, boreholes or data collection locations used in mineral exploration.

Ground magnetic survey: a mineral exploration method involving the use of hand held magnetometer instruments which measure the intensity of the earth's magnetic field. The survey usually takes the form of a regular pattern of parallel lines designed to cover the survey area with the objective of identifying magnetic anomalies, which may be indicative of hidden mineralization.

Hanging wall: the overlying side of a fault, ore body, or mine working, in particular the wall rock above a fault or inclined vein.

Heap leach: a relatively inexpensive processing method based on hydrometallurgical technology, whereby crushed rock is placed on an impermeable liner and is sprayed with a cyanide solution. The resulting gold bearing liquid is collected and the gold is recovered employing conventional technologies culminating in smelting and doré production.

Hectare: A unit of area in the metric system equal to 100 acres, or 10,000 square meters, and the equivalent of 2.471 acres in British Imperial and U.S. Customary measure.

Heterolithic: Composed of fragments of several different rock types.

Host rock: a volume of rock within which the ore body occurs.

Hydrogeological studies: studies concerning the occurrence, movement and condition of ground water.

Hydrothermal solutions: heated water, with or without demonstrable association with igneous processes.

Indicated resource: That material for which tonnage and grade are computed partly from specific measurements, samples or production data and partly from projection for a reasonable distance on geological evidence and for which the sites available for inspection, measurement and sampling are too widely or otherwise inappropriately spaced to outline the material completely or to establish its grade throughout.

Inferred resource: That material for which quantitative estimates are based largely on broad knowledge of the geological character of the deposit and for which there are few, if any, samples or measurements and for which the estimates are based on an assumed continuity or repetition for which there are reasonable geological indications, which indications may include comparison with deposits of similar type and bodies that are completely concealed may be included if there is specific evidence of their presence.

In-situ-resource: a tonnage of mineralized rock of intrinsic economic interest, the grades and limits of which are known with a specified degree of knowledge, expressed in terms of the material as it exists in the ground prior to mining.

IP (induced polarization): a geophysical technique for detecting buried disseminated sulphides through the application to the ground of electrical currents.

IP survey: systematic completion of IP on a grid over the area of interest.

Intrusive: Rock mass formed below the earth's surface from magma, which has intruded into a pre-existing rock mass.

Komatiite: A volcanic rock with distinctive texture.

Lead or Pb: A soft, bluish metal that is ductile, heavy and acid resistant.

Limestone: A rock composed principally of calcium carbonate, used as an essential ingredient in making cement.

Lineament: a linear feature in the earth's crust generally coincident with a geological fault.

Lithogeochemical: relating to the trace element and major oxide chemistry of rocks to define alteration systems associated with mineralization.

Lithological contact: a boundary between two different rock types.

Lode: a tabular or vein-like deposit of valuable minerals between well defined walls of rock.

Mafic: an igneous rock composed chiefly of one or more ferromagnesian (containing iron and magnesium), dark colored minerals.

Mafic-ultramafic: A dark colored intrusive rock.

Magnetic: having the property of attracting iron or steel, like a magnet.

Measured resource: That material for which tonnage and grade are computed from dimensions revealed in outcrops or trenches or underground workings or drill holes and for which the grade is computed from the results of adequate sampling, and for which the sites for inspection, sampling and measurement are so spaced and the geological character so well defined that the size, shape and mineral content are established and for which the computed tonnage and grade are judged to be accurate within stated limits.

Metamorphosed: a term used to describe a rock mass which has been subjected to metamorphism. Metamorphism is a geological process where the original mineral composition of a rock is changed or metamorphosed in response to local or regional scale changes in temperature, pressure and the action of chemically active fluids.

Metamorphism: A natural process of heat and compression that changes rocks.

Metagabbro: A gabbro that has been metamorphosed.

Metapyroxenite: A pyroxenite that has been metamorphosed.

Metasediments: sedimentary rocks, which are rocks formed out of the consolidation of sediment settled out of water, ice or air, which have been metamorphosed.

Mineralization: the process by which a mineral or minerals, usually metals, are introduced into a rock, resulting in an economically valuable or potentially valuable deposit. Also refers to mineral-bearing rock that has been identified by widely spaced drilling.

Mineralized material: a mineralized volume of rock which has been delineated by appropriately spaced drilling and/or underground sampling to support a sufficient tonnage and average grade of metals to warrant further exploration. Such a deposit does not qualify as a reserve, until a comprehensive evaluation based upon unit cost, grade, recoveries, and other material factors conclude legal and economic feasibility.

Net Smelter Return: A royalty payment made by a producer of metals based on gross mineral production from the property, less deductions of certain limited costs including smelter, refining, transportation and insurance costs.

Nickel or Ni: A white metallic metal, very malleable and ductile, largely used in alloys because of its corrosion resisting property.

NSR: Net smelter return.

Ore: rock that contains one or more minerals or metals, at least one of which has commercial value and which can be recovered at a profit.

Ore body: a continuous volume of mineralized material which may be economic and feasible to mine.

Outcrop: Bedrock that is exposed at surface, and is not covered by soil or other material.

Overburden: barren rock material, usually unconsolidated, overlying a mineral deposit and which must be removed prior to mining.

Palladium or Pd: A silver-white metallic chemical element. The metal and its alloys is used in electrical contacts, precision instruments and jewelry and as a catalyst in the chemical industry particularly for automobile exhaust systems to help control pollution.

Phanerozoic: that part of geologic time for which, in the corresponding rocks, the evidence of life is abundant; geologic time from 570 million years ago to the present.

Phanerozoic Basin: a general term for a depressed, Phanerozoic aged sediment filled area.

Placer mining: the extraction of gold from loosely consolidated material, often a riverbed.

Platinum or Pt: A silver-white metallic chemical element. It has a high melting point and is resistant to chemical attack. The pure metal and its alloys are used in jewelry, electrical contacts, in laboratories as an acid resistant material and as an important catalyst.

PGM: Platinum group metals, which includes platinum, palladium, ruthenium, osmium, rhodium and iridium.

Proterozoic: Rocks formed between 1 and 2.2 billion years ago.

Pyrite: A gold colored rock composed of iron and sulphur.

Pyroclastic: Material ejected into the air from a volcanic vent.

Pyroxenite: A dark rock composed of the mineral pyroxene.

Quartz or qtz: A very common hard rock forming mineral, generally clear to white but can be a variety of colors.

ppb: Parts per billion.

ppm: Parts per million.

Probable reserves: reserves for which quantity and grade and/or quality are computed from information similar to that used for proven reserves, but the sites for inspection, sampling, and measurement are further apart or otherwise less adequately spaced. The degree of assurance, although lower than that for proven reserves, is high enough to assume continuity between points of observation.

Proterozoic: the second oldest geological period after Archaean.

Proven reserves: reserves for which: (a) quantity is computed from dimensions revealed in outcrops, trenches, working or drill holes; grade and/or quality are computed from the results of detailed sampling; and (b) the sites for inspection, sampling, and measurement are spaced so closely and the geologic character is so well defined that size, shape, depth, and mineral content of reserves are well-established.

Plutonic rocks: a rock formed at considerable depth below the earth's surface by crystallization of magma.

Raking: angle between a linear feature and the horizontal measured in the plane that contains the two.

Reserve: that part of a mineral deposit that could be economically and legally extracted or produced at the time of the reserve determination.

Reverse circulation drilling: a type of rotary drilling that uses a double-walled drill pipe. Compressed air, water or other drilling medium is forced down the space between the two pipes to the drill bit and the drilled chips are flushed back up to the surface through the center tube of the drill pipe.

Reverse circulation holes: a drilling method employing dual walled drill rods fitted with either a hammer or rotary drilling bit. The pressurized drilling fluid (air or water) travels down the outer annulus and the return fluid travels up the center of the drill rod carrying the sample of rock chips and dust-sized particles to the surface.

Saprolite: Rock that has weathered to clay; but, is in place and has not been moved by erosion or other forces.

Schist: a metamorphic rock characterized by a well-developed parallel orientation of more than 50% of the minerals present.

Scree: Boulders and related debris which has fallen or slid down a steep embankment, hill or cliff.

Sediments: Rocks, which are composed of various proportions of clay, silt, sand, gravel and pebbles.

Sedimentary: formed by the deposition of solid fragmented material that originates from weathering of rocks and is transported from a source to a site of deposition.

Shearing: the resulting action from stresses that cause or tend to cause contiguous parts of a body to slide relatively to each other in a direction parallel to their plane of contact.

Shear zones: linear areas of weakness along which a failure occurred whereby the portion of mass on one side of the area slides past the portion on the opposite side and which often form conduits for mineralizing fluids.

Silver or Ag: A white metallic element that is ductile, malleable and capable of high polish. This precious metal has major industrial applications in photography, x-ray films, electronics and electrical contacts, batteries, brazing alloys, catalysts, mirrors, jewelry and sterling ware.

Stock: An intrusive body that is very approximately circular and generally less than 100m to 200m across.

Stockwork: a mineral deposit in the form of a branching or interlocking network of veinlets.

stockwork of quartz veins: a crosscutting network of fractures filled with quartz.

Strata: A section of a formation that consist throughout of essentially the same kind of rock.

Stratigraphy: the arrangement of rock strata, especially as to geographic position and chronological order of sequence.

Strike: geological measurement of the direction of a horizontal line on the surface of the bed.

Stripping ratio: ratio of waste to ore.

Sulphides: A rock whose dominant component is the element sulphur.

Supracrustal rocks: rocks that overlie the basement. Basement is defined as a complex of undifferentiated rocks that underlies the oldest identifiable rocks in the area.

Tectonic: pertaining to the forces involved in, or the resulting structures or features of the large scale architecture of the upper part of the Earth's crust.

Tectonized: a rock mass that has been severally modified by folding and/or faulting.

Tertiary: that portion of the geologic sedimentary section younger than the Cretaceous and older than the Quaternary ranging in age from approximately 55 million to 2 million years old.

ton: Short ton (2,000 pounds).

tonne: Metric tonne (1,000 kilograms).

Tuff: A rock formed by volcanic fragments generally less than 4 mm.

Vein: sheet-like body of minerals formed by fracture filling or replacement of the host rock.

VLF (very low frequency): a geophysical technique which utilizes the magnetic components of the electromagnetic field generated by long distance radio transmitters to delineate geological structures.

VMS (volcanogenic massive sulfide) deposits: deposits of base and precious metals were formed as layers at the bottom of bodies of water from sulfur-rich material erupted during volcanic activity

Volcanic: pertaining to the activities, structures or rock types of a volcano.

Winze: a vertical shaft in a mine sunk or excavated from top to bottom.

Zinc or Zn: A bluish-white metallic element resistant to atmospheric corrosion.

CONVERSION TABLE

The following table sets forth certain standard conversions from Standard Imperial units to the International System of Units (or metric units).

To Convert From	To	Multiply By
Feet	Meters	0.305
Meters	Feet	3.281
Miles	Kilometers	1.609
Kilometers	Miles	0.621
Acres	Hectares	0.405
Hectares	Acres	2.471
Grams	Ounces (troy)	0.032
Ounces (troy)	Grams	31.103
Tonnes	Short tons	1.102
Short tons	Tonnes	0.907
Grams per tonne	Ounces (troy)	0.029
Ounces (troy) per tonne	Grams per tonne	34.438

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

1.A.1. Directors
Table No. 1 lists as of 4/26/2004 the names of the Directors of the Company.

Table No. 1
Directors

Name	Age	Date First Elected or Appointed
George Anderson (1)(2)	60	September 2000
Peter F. Cummings (1)(2)	48	March 2004
Judith T. Mazvihwa (1)(2)	29	September 2003
Charles D. Mooney (2)	49	February 2003
Seamus Young (2)	64	May 1991

(1)   Member of Audit Committee.
(2)   Resident/Citizen of British Columbia, Canada.
      Business addresses: c/o Logan Resources Ltd.
                          475 Howe Street, #720
                          Vancouver, British Columbia, Canada V6C 2B3.

1.A.2. Senior Management
Table No. 2 lists, as of 4/26/2004, the names of the Senior Management of the Company. The Senior Management serves at the pleasure of the Board of Directors.

Table No. 2
Senior Management

Name	Position	Age	Date of First Appointment
Seamus Young	President/Chief Executive Officer	64	May 1991
Judith T. Mazvihwa	Corporate Secretary	29	September 2003

(1)   Business addresses: c/o Logan Resources Ltd.
                          475 Howe Street, #720
                          Vancouver, British Columbia, Canada V6C 2B3.

Seamus Young's business functions, as President/Chief Executive Officer of the Company, include responsibility for day-to-day operations and supervision of the Company's affairs.

Judith T. Mazvihwa's business functions, as Corporate Secretary, include insuring the Company's compliance with all statutory and regulatory requirements.

1.B. Advisors
The Company's legal counsel are: Miller Thomson LLP
                                   840 Howe Street, #1000
                                   Vancouver, British Columbia V6X 2M1

The Company's bankers are: Bank of Montreal
                           595 Burrard Street
                           Vancouver, British Columbia V7X 1L7

1.C. Auditors
The Company's auditors for its financial statements for each of the preceding three fiscal periods were Manning Elliott, Chartered Accountants, 11th Floor, 1050 West Pender Street, Vancouver, British Columbia, Canada V6E 3S7. They are members of the British Columbia Institute of Chartered Accountants.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE.
                --- No Disclosure Necessary ---

ITEM 3. KEY INFORMATION.

3.A.1. Selected Financial Data
3.A.2. Selected Financial Data
The selected financial data of the Company for Fiscal 2003/2002/2001 ended March 31sth were derived from the financial statements of the Company that have been audited by Manning Elliot, independent Chartered Accountants, as indicated in their audit report which is included elsewhere in this Registration Statement. The selected financial data of the Company for Fiscal 2000/1999 ended March 31st was derived from the audited financial statements of the Company; these financial statements are not included herein.

The selected financial data as at and for the nine-month periods ended 12/31/2003 and 12/31/2002 have been derived from the unaudited financial statements of the Company, included herein and, in the opinion of management include all adjustments (consisting solely of normally recurring adjustments) necessary to present fairly the information set forth therein.

The selected financial data should be read in conjunction with the financial statements and other financial information included elsewhere in the Registration Statement.

The Company has not declared any dividends since incorporation and does not anticipate that it will do so in the foreseeable future. The present policy of the Company is to retain all available funds for use in its operations and the expansion of its business.

Effective 1/30/2002, pursuant to a special resolution passed by shareholders 9/28/2001, the Company consolidated its capital on a five old common shares for one new common share basis. The Company also changed the name of the Company to Logan Resources Ltd. and increased its authorized share capital to 100,000,000 common shares without par value. References to numbers of shares and per-share data refer to post-consolidation figures unless otherwise indicated.

Table No. 3 is derived from the financial statements of the Company, which have been prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP) and Canadian/USA Generally Accepted Auditing Standards (GAAS). All material numerical differences between Canadian GAAP and US GAAP, as applicable to the Company, are described in footnotes to the financial statements.

Table No. 3
Selected Financial Data
(CDN$ in 000, except per share data)

| | Unaudited Nine Months | | Audited | | | | |
	Ended 12/31/2003	Ended 12/31/2002	Year Ended 3/31/03	Year Ended 3/31/02	Year Ended 3/31/01	Year Ended 3/31/00	Year Ended 3/31/99
CANADIAN GAAP							
Sales Revenue	$0	$0	$0	$0	$0	$0	$0
Loss From Operations	($64)	($76)	($102)	($89)	($74)	($51)	($80)
Loss for the Period	($64)	($76)	($102)	($89)	($74)	($83)	($475)
Basic Loss per Share	($0.01)	($0.01)	($0.01)	($0.04)	($0.01)	($0.01)	($0.01)
Dividends Per Share	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00
Wtd. Avg. Shares (000)	6980	3730	6160	3220	2169	2094	1991
Period End Shares (000)	9016	6989	8076	4248	2194	2144	2044
Working Capital	($88)		($1)	($110)	($166)	($72)	($91)
Mineral Properties	466		311	138	102	54	64
Capital Stock	3739		3636	3226	3044	3017	2817
Shareholders' Equity	383		344	36	57	(10)	(27)
Total Assets	472		372	152	111	67	76
US GAAP							
Net Loss	($229)	($260)	($286)	($125)			
Loss per Share	($0.03)	($0.07)	($0.05)	($0.04)			
Mineral Properties	$0		$0	$0			
Shareholders' Equity	($83)		$33	($102)			
Total Assets	$7		$61	$14			

(1) The 2002 comparative figures have been reclassified, where applicable, to conform with the presentation used in the current year.
(2) Cumulative Net Loss since incorporation through 12/31/2003 under US GAAP was ($3,821,866).
(3) a) Under US GAAP, expenditures relating to exploration-stage properties are expensed in period incurred.
     b) Under US GAAP, the Company recognized stock-based compensation based on the estimated fair value of stock options granted.

3.A.3. Exchange Rates
In this Registration Statement, unless otherwise specified, all dollar amounts are expressed in Canadian Dollars (CDN$). The Government of Canada permits a floating exchange rate to determine the value of the Canadian Dollar against the U.S. Dollar (US$).

Table No. 4 sets forth the exchange rates for the Canadian Dollar at the end of the five most recent fiscal years ended, the average rates for those periods, and the range of high and low rates for those periods. The data for the nine-month periods ended 12/31/2003 and 12/31/2002 is provided. The data for each month during the most recent six months is provided.

For purposes of this table, the rate of exchange means the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York. The table sets forth the number of Canadian Dollars required under that formula to buy one U.S. Dollar. The average rate means the average of the exchange rates on the last day of each month during the period.

Table No. 4
U.S. Dollar/Canadian Dollar

	Average	High	Low	Close
March 2004		1.35	1.31	1.31
February 2004		1.34	1.30	1.34
January 2004		1.33	1.27	1.33
December 2003		1.34	1.29	1.29
November 2003		1.34	1.30	1.30
October 2003		1.35	1.30	1.32
Nine Months Ended 12/31/2003	1.36	1.48	1.29	1.29
Nine Months Ended 12/31/2002	1.56	1.60	1.51	1.58
Fiscal Year Ended 3/31/2003	1.38	1.60	1.51	1.47
Fiscal Year Ended 3/31/2002	1.57	1.61	1.51	1.60
Fiscal Year Ended 3/31/2001	1.51	1.58	1.45	1.60
Fiscal Year Ended 3/31/2000	1.47	1.51	1.44	1.45
Fiscal Year Ended 3/31/1999	1.51	1.57	1.42	1.51

3.B. Capitalization and Indebtedness

Table No. 5 sets forth the capitalization and indebtedness of the Company as of 12/31/2003. Since then to 4/16/2004, the Company raised funds through a $450,000 private placement of 3,000,000 units of common shares and warrants.

Table No. 5
Capitalization and Indebtedness
December 31, 2003

Shareholders' equity:	
Common Shares, no par value;	
100,000,000 of common shares authorized	
9,015,756 common shares issued and outstanding	$3,739,076
Retained Earnings (deficit)	($3,356,188)
Net Shareholders' Equity	$382,888
TOTAL CAPITALIZATION	$382,888

4/26/2004
Warrants Outstanding: 3,050,200
Stock Options Outstanding: nil
Guaranteed Debt: $nil
Secured Debt: $nil

3.C. Reasons For The Offer And Use Of Proceeds
--- No Disclosure Necessary ---

3.D. Risk Factors

<u>Company is Incorporated in Canada, which has Different Laws</u>
The articles/by-laws and the laws of Canada are different from those typical in the United States. The typical rights of investors in Canadian companies differ modestly from those in the United States; refer to the relevant sections which are discussed in Section 9.A.5 and Section 10.B of this Annual Report. Such differences may cause investors legal difficulties.

<u>Dependence Upon Key Management Employees</u>
While engaged in the business of exploiting mineral properties, the nature of the Company's business, its ability to continue its exploration of potential exploration projects, and to develop a competitive edge in the marketplace, depends, in large part, on its ability to attract and maintain qualified key management personnel. Competition for such personnel is intense and the Company may not be able to attract and retain such personnel. The Company's growth will depend on the efforts of its Senior Management, including its President/CEO, Seamus Young and its Corporate Secretary, Judith T. Mazvihwa. Loss of these individuals could have a material adverse effect on the Company. The Company has no key-man life insurance and there are no written agreements with them.

<u>Management and Directors Are Associated with Other Resource Companies</u>
Certain of the Directors and Senior Management of the Company (specifically, George Anderson, Peter F. Cummings, Judith Mazvihwa, Charles Mooney, and Seamus Young) are also Directors and/or Senior Management and/or significant shareholders of other companies, including those also involved in natural resources; refer to ITEM 6.A. for resumes. As the Company is engaged in the business of exploiting mineral properties, such associations may give rise to conflicts of interest from time to time. Law requires the directors of the Company to act honestly and in good faith with a view to the best interests of the Company and to disclose any interest that they may have in any project or opportunity of the Company. If a conflict of interest arises at a meeting of the Board of Directors, any Director in a conflict must disclose his interest and abstain from voting on such matter. In determining whether or not the Company will participate in any project or opportunity, the Directors will primarily consider the degree of risk to which the Company may be exposed and its financial position at the time. If not properly resolved, the Company could be placed at a disadvantage when considering which properties to acquire/explore and if/how to explore existing properties.

<u>Control by Principal Stockholders, Officers and Directors Could Adversely Affect the Company's Stockholders</u>
The Company's Senior Management, Directors and greater-than-five-percent stockholders (and their affiliates), acting together, have the ability to control substantially all matters submitted to the Company's stockholders for approval (including the election and removal of directors and any merger, consolidation or sale of all or substantially all of the Company's assets) and to control the Company's management and affairs. Accordingly, this concentration of ownership may have the effect of delaying, deferring or preventing a change in control of the Company, impeding a merger, consolidation, takeover or other business combination involving the Company or discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control of the Company, which in turn could materially adversely affect the market price of the Company's stock.

<u>Dilution Through Employee/Director/Consultant Options</u>
Because the success of the Company is highly dependent upon its respective employees, the Company has granted to some or all of its key employees, Directors and consultants options to purchase common shares as non-cash incentives. To the extent that significant numbers of such options may be granted and exercised, the interests of the other stockholders of the Company may be diluted causing possible loss of investment value.

<u>Stock Market Price and Volume Volatility</u>
The market for the common shares of the Company may be highly volatile for reasons both related to the performance of the Company or events pertaining to the industry (i.e., price fluctuation/high production costs/accidents) as well as factors unrelated to the Company or its industry. The market price of metals is highly speculative and volatile. Instability in metal prices may affect the interest in mining properties and the development of production from such properties and may adversely affect the Company's ability to raise capital to explore existing or new mineral properties. The Company's common shares can be expected to be subject to volatility in both price and volume arising from market expectations. Stockholders of the Company may be unable to sell significant quantities of common shares in the public trading markets without a significant reduction in the price of the common shares.

<u>Need for Additional Financing to Finish Property Exploration/Development</u>
The Company is engaged in the business of exploiting mineral properties. The Company believes it has sufficient funds to undertake its planned operations and exploration projects during Fiscal 2004. However, additional financing will however be required to continue exploration and to develop the mineral properties identified and to place them into commercial production. The exploitation of the Company's mineral properties is, therefore, dependent upon the Company's ability to obtain financing through the lease of assets, debt financing, equity financing or other means. Failure to obtain such financing may result in delay or indefinite postponement of work on the Company's mineral properties, as well as the possible loss of such properties. Such delays, and possible inability to proceed with planned operations could cause loss of investment value.

<u>History of Losses</u>
The Company has a history of losses: ($101,904), ($89,165) and ($74,355) in Fiscal Years 2003/2002/2001. Despite recent capital infusions, the Company will require significant additional funding to meet its business objectives. Capital will need to be available to help maintain and to expand work on the Company's principal exploration property. The Company may not be able to obtain additional financing on reasonable terms, or at all. If equity financing is required, then such financings could result in significant dilution to existing shareholders. If the Company is unable to obtain sufficient financing, the Company might have to dramatically slow exploration efforts and/or lose control of its projects. The Company has historically obtained the preponderance of its financing through the issuance of equity. There is no limit to the number of authorized common shares, and the Company has no current plans to obtain financing through means other than equity financing and/or loans. Such losses and the resulting need for external financings could result in losses of investment value.

<u>Broker-Dealers May Be Discouraged From Effecting Transactions In Our Common Shares Because They Are Penny Stocks And Are Subject To The Penny Stock Rules</u>. Rules 15g-1 through 15g-9 promulgated under the Securities Exchange Act of 1934, as amended, impose sales practice and disclosure requirements on NASD broker-dealers who make a market in "a penny stock". A penny stock generally includes any non-NASDAQ equity security that has a market price of less than US$5.00 per share. Our shares are quoted on the TSX Venture Exchange, and the price of our common shares ranged from CDN$0.05 (low) to CDN$0.15 (high) during the period from 1/1/2003 to 2/29/2004, trading at $0.14 on 2/27/2004; the closing price of our shares on 4/15/2004 was CDN$0.48. The additional sales practice and disclosure requirements imposed upon broker-dealers may discourage broker-dealers from effecting transactions in our shares, which could severely limit the market liquidity of the shares and impede the sale of our shares in the secondary market.

Under the penny stock regulations, a broker-dealer selling penny stock to anyone other than an established customer or "accredited investor" (generally, an individual with net worth in excess of US$1,000,000 or an annual income exceeding US$200,000, or US$300,000 together with his or her spouse) must make a special suitability determination for the purchaser and must receive the purchaser's written consent to the transaction prior to sale, unless the broker-dealer or the transaction is otherwise exempt.

In addition, the penny stock regulations require the broker-dealer to deliver, prior to any transaction involving a penny stock, a disclosure schedule prepared by the US Securities and Exchange Commission relating to the penny stock market, unless the broker-dealer or the transaction is otherwise exempt. A broker-dealer is also required to disclose commissions payable to the broker-dealer and the registered representative and current quotations for the securities. Finally, a broker-dealer is required to send monthly statements disclosing recent price information with respect to the penny stock held in a customer's account and information with respect to the limited market in penny stocks.

<u>U.S. Investors May Not Be Able to Enforce Their Civil Liabilities Against Us or Our Directors, Controlling Persons and Officers</u>
It may be difficult to bring and enforce suits against the Company. The Company is a corporation incorporated under the laws of British Columbia, Canada under the *Company Act (British Columbia)*. A majority of the Company's directors must be residents of Canada, and all or substantial portions of their assets are located outside of the United States, predominately in Canada. As a result, it may be difficult for U.S. holders of our common shares to effect service of process on these persons within the United States or to realize in the United States upon judgments rendered against them. In addition, a shareholder should not assume that the courts of Canada (i) would enforce judgments of U.S. courts obtained in actions against us or such persons predicated upon the civil liability provisions of the U.S. federal securities laws or other laws of the United States, or (ii) would enforce, in original actions, liabilities against us or such persons predicated upon the U.S. federal securities laws or other laws of the United States.

However, U.S. laws would generally be enforced by a Canadian court provided that those laws are not contrary to Canadian public policy, are not foreign penal laws or laws that deal with taxation or the taking of property by a foreign government and provided that they are in compliance with applicable Canadian legislation regarding the limitation of actions. Also, a Canadian court would generally recognize a judgment obtained in a U.S. Court except, for example, where:

a) where the U.S. court where the judgment was rendered had no jurisdiction according to applicable Canadian law;
b) the judgment was subject to ordinary remedy (appeal, judicial review and any other judicial proceeding which renders the judgment not final, conclusive or enforceable under the laws of the applicable state) or not final, conclusive or enforceable under the laws of the applicable state;
c) the judgment was obtained by fraud or in any manner contrary to natural justice or rendered in contravention of fundamental principles of procedure;
d) a dispute between the same parties, based on the same subject matter has given rise to a judgment rendered in a Canadian court or has been decided in a third country and the judgment meets the necessary conditions for recognition in a Canadian court;
e) the outcome of the judgment of the U.S. court was inconsistent with Canadian public policy;
f) the judgment enforces obligations arising from foreign penal laws or laws that deal with taxation or the taking of property by a foreign government; or
g) there has not been compliance with applicable Canadian law dealing with the limitation of actions.

As a "foreign private issuer", the Company is exempt from the Section 14 proxy rules and Section 16 of the 1934 Securities Act

The submission of proxy and annual meeting of shareholder information (prepared to Canadian standards) on Form 6-K may result is shareholders having less complete and timely data. The exemption from Section 16 rules regarding sales of common shares by insiders may result in shareholders having less data.

Operating Hazards and Risks Associated with the Mining Industry Could Result in a Significantly Negative Effect on the Company

Mining operations generally involve a high degree of risk. Hazards such as unusual or unexpected formations and other conditions are involved. Operations in which the Company has a direct or indirect interest will be subject to all the hazards and risks normally incidental to exploration, development and production of precious and base metals, any of which could result in work stoppages, damage to or destruction of mines and other producing facilities, damage to life and property, environmental damage and legal liability for any or all damage. The Company may become subject to liability for cave-ins and other hazards for which it cannot insure or against which it may elect not to insure where premium costs are disproportionate to the Company's perception of the relevant risks. The payment of such insurance premiums and of such liabilities would reduce the funds available for exploration activities and could force the Company to cease operations.

The Expense of Meeting Environmental Regulations Could Cause a Significantly Negative Effect on the Company

The current and anticipated future operations of the Company, including further exploration activities require permits from various Mexican Federal and State governmental authorities. Such operations are subject to various laws governing land use, the protection of the environment, production, exports, taxes, labor standards, occupational health, waste disposal, toxic substances, mine safety and other matters. The permits which the Company may require for construction of mining facilities and conduct of mining operations must be obtainable on reasonable terms to the Company. Unfavorable amendments to current laws, regulations and permits governing operations and activities of mining companies, or more stringent implementation thereof, could have a materially adverse impact on the Company and cause increases in capital expenditures which could result in a cessation of operations by the Company.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violation of applicable laws or regulations.

Large increases in capital expenditures resulting from any of the above factors could force the Company to cease operations.

The Company has No Proven Reserves on the Properties in Which It Has an Interest

The properties in which the Company has an interest or the concessions in which the Company has the right to earn an interest are in the exploratory stage only and are without a known body of ore. Properties on which mineral reserves are not found will have to be discarded causing the Company to write each respective property off thus sustaining a loss.

Mineral Prices May Not Support Corporate Profit

The mining industry is intensely competitive and even if commercial quantities of mineral resources are developed, a profitable market may not exist for the sale of same. If a profitable market does not exist the Company could have to cease operations.

Significant Negative Effect on the Company

The expenditures to be made by the Company in the exploration of its properties as described herein may not result in discoveries of mineralized material in commercial quantities. Most exploration projects do not result in the discovery of commercially mineable ore deposits.

ITEM 4.   INFORMATION ON THE COMPANY

4.A. History and Development of the Company

Introduction

The Company is engaged in the acquisition and exploration of mineral resource properties.   The Company has interests in five mineral properties (gold/copper/silver) in British Columbia and the Yukon Territory, respectively: Albert Creek, Antler Creek, Redford, and Shell Creek and Heidi properties.   During Fiscal 2003 ended 3/31/2003 and the first nine months of Fiscal 2004, the Company expended $186,828 and $155,154, respectively, on property acquisition/exploration.

The Company's executive and registered office is located at:
  475 Howe Street #720
  Vancouver, British Columbia, Canada V6C 2B3
  Telephone number is 604-689-0299
  Telephone number is 800-665-3772 (USA)
  Facsimile: 604-690-0288
  e-mail: info@krl.net
  website: www.loganresources.ca

The contact person is:
  Seamus Young, President/CEO/Director.

The Company's fiscal year ends March 31st.

The Company's common shares trade on the TSX Venture Exchange in Toronto, Canada, under the symbol "LGR".

The Company has 100,000,000 common shares without par value authorized.   At 3/31/2004, the end of the Company's most recent fiscal year, there were 9,643,176 issued and outstanding.

In this Registration Statement, unless otherwise specified, all dollar amounts are expressed in Canadian Dollars (CDN$).

Incorporation and Name Changes

Logan Resources Ltd. (the "Company") was incorporated as a specially limited company on 6/26/1978 in the Province of British Columbia, Canada, under the name "Logan Mines Ltd. (NPL)" by registration of its Articles and Memorandum pursuant to the Company Act (British Columbia).   On 7/21/1992, the Company was converted to a limited company and the name of the Company was changed to "Consolidated Logan Mines Ltd.".   The Company was registered as an extra-territorial company in the Northwest Territories from 7/8/1979 to 8/7/1998. On 1/30/2002, the name of the Company was changed to "Logan Resources Ltd.".

Stock Splits/Consolidations

On 7/21/1992, the Company consolidated its share capital on the basis of three old shares for one new share.   On 1/30/2002, the Company consolidated its share capital on the basis of five old shares for one new share.   All references to number of shares or to per share data refer to post-consolidation data unless otherwise indicated.

Four-Year Corporate History

In May 2000, the Company entered into an agreement to acquire the Antler Creek Property by issuing 20,000 post-consolidation common shares at a deemed fair market value of $10,000. In September 2000, the Company entered into a Letter Agreement to acquire a 100% interest in the Albert Creek Property, by incurring $235,000 in related expenditures and issuing 220,000 post-consolidation common shares in three stages over four years.

In late 2001, the Company allowed the last four mineral claims representing 50 units (the Spanish Mountain Property) were allowed to lapse.

In January 2003, the Company entered into an option agreement to acquire a 100% interest in the Shell Creek Property, by incurring $1,550,000 in related expenditures and issuing 1,000,000 common shares, all in stages over a five-year period.

In April 2003, the Company entered into an option agreement to acquire a 100% interest in the Heidi Mineral Claims, by paying $180,000, issuing 1,000,000 common shares, and incurring $600,000 of exploration expenditures, all in stages over a period of five years.

In April 2003, the Company entered into an option agreement to acquire a 100% interest in the Iron Horse Claims, by paying $75,000 and issuing up to 300,000 shares in stages over a period of three years. In April 2004, the Company allowed the option to lapse.

Financings

The Company has financed its operations through funds raised in loans, public/private placements of common shares, shares issued for property, shares issued in debt settlements, and shares issued upon exercise of stock options and share purchase warrants.

Fiscal Year	Nature of Share Issuance	Number of Shares	Capital Raised
2000	Exercise of Warrants	100,000 shares	$100,000
2001	Options Exercised	10,000 shares	$7,500
	Shares for Property (1)	40,000 shares	$20,000
2002	Private Placement	1,000,000 Units	$50,000
	Shares for debt (1)	1,053,400 shares	$131,678
2003	Private Placement	2,050,000 Units	$246,000
	Agent Commissions (1)	164,000 shares	$19,680
	Shares for Property (1)	100,000 shares	$12,000
	Shares for Debt (1)	427,532 shares	$64,130
	Exercise of Warrants	900,000 shares	$90,000
2004	Private Placement	186,700 Units	$28,005
	Shares for Property (1)	940,000 shares	$103,000
2005	Private Placement	3,000,000 Units	$450,000
	Exercise of Stock Options	412,000 shares	$2,400
	Exercise of warrants	136,500 shares	$27,300

(1) Deemed fair market value for shares issued.

Capital Expenditures

Fiscal 1999: $ 80,650, predominately for property acquisition/exploration
Fiscal 2000: $ 22,353, predominately for property acquisition/exploration
Fiscal 2001: $ 27,317, predominately for property acquisition/exploration
Fiscal 2002: $ 36,205, predominately for property acquisition/exploration
Fiscal 2003: $186,828, predominately for property acquisition/exploration
Nine Months Ended 12/31/2003: $155,154, for property acquisition/exploration

Plan Of Operations

Source of Funds for Fiscal 2004
The Company's primary source of funds since incorporation has been through the issuance of equity. Currently the Company does not have operating revenues, and the Company does not anticipate generating during the next year. As of 12/31/2003, the Company had negative working capital of ($88,186). Since then: the Company issued 3,000,000 units in a private placement, raising $450,000. The Company has had discussions with third parties about additional equity offerings and/or loans; but the talks as of 4/15/2003 were preliminary.

Use of Funds for Fiscal 2004
During Fiscal 2004, the Company estimates that it might expend $60,000 on general/administrative expenses. During Fiscal 2004, the Company estimates that it might expend $500,000 on property acquisition/exploration expenses.

Anticipated Changes to Facilities/Employees
The Company has no plans to add any additional personnel. Management anticipates that any property exploration efforts will be carried out by outside contractors.

4.B. BUSINESS OVERVIEW

The Company began Fiscal 2001 with only one property, the Redford Property, where it was conducting limited exploration, looking for gold. These modest efforts continued through most of Fiscal 2004. In March and April 2004, the Company conducted a six-hole diamond-drilling program. Drill holes R-1-04 to R-4-04 and drill hole R-6-04 tested the strike and down-dip extensions of the Seamus Zone and drill hole R-5-04 tested the down-dip extension of the Walker Zone. Assay results from the drilling program are expected by Summer 2004.

The Company decided to add additional exploration properties starting in May 2000 and again in September 2004, the Antler Creek Property and Albert Creek Property, respectively. The Antler Creek Property was staked and then optioned by the Company in response to the nearby discovery, not on the Company's property, of significant bulk tonnage-fissure-type gold intersection in Bonanza Ledge Gold zone. The property had had historic placer gold production from three creeks and been covered by Government Regional Geo-chemical Stream Silt Survey (RGS); the Company was unaware of any records of mapping, prospecting or soil geo-chemical surveys. During FY2001-FY2004, the Company has conducted modest exploration, mainly consisting of mapping, prospecting and soil/silt sampling. The Albert Creek Property was the subject of mapping, prospecting and silt/soil sampling during FY2001/FY2003 and a fixed-wing air-magnetic survey, which outlined a linear northwest-trending magnetic anomaly. The anomaly was tested with a 1200-meter diamond- drilling program during Fiscal 2003. The drill program results were not sufficiently encouraging to warrant further exploration of this property at this time.

With neither of its two Fiscal 2001 property acquisitions seeming to provide significant production opportunities, the Company acquired three additional exploration properties in January 2003 and April 2003, the Shell Creek Property, the Heidi Mineral Claims, and the Iron Horse Claims.

The Shell Creek Property has been the subject of preliminary rock sampling that was inconclusive. Follow-up bulk sampling of the quartz veins, soil sampling, mapping, trenching, and magnetometer/soil surveys have revealed potential drill targets. An extensive exploration program is planned for the Shell Creek Property for Summer 2004.

The Heidi Mineral Claims, since being optioned a year ago, has been the subject of a 33 rock-chip sampling program from five trenches, all of which returned anomalous gold with a significant percent containing encouraging results. Soil sampling immediately west of trenched area located two large and several small, strong gold anomalies in 2000 by 500-meter area. The anomalies remain open in several directions. During August 2003, an induced polarization (IP) survey was carried out on the Heidi Mineral Claims which indicated one large anomaly 600 meters by 1000 meters. The results of all this early exploration lead the Company to plan an extensive exploration project is planned for Summer 2004 to explore the anomaly.

On the Iron Horse Claims, no exploration work other than staking some additional acreage was carried out during Fiscal 2004. The Company does not have the resources to carry out work on the property, the Board of Directors therefore resolved to terminate the property agreement and return the property to the vendor.

	Redford	Antler Creek	Albert Creek	Shell Creek	Heidi	Iron Horse
ACQUISITION COSTS						
Balance 3/31/2000	$3,167	$0	$0			
Incurred during FY2001	---	10,000	10,000			
Balance 3/31/2001	$3,167	$10,000	$10,000			
Incurred during FY2002	---	---	6,773			
Balance 3/31/2002	$3,167	$10,000	$10,000			
Incurred during FY2003	---	---	12,000			
Balance 3/31/2003	$3,167	$10,000	$28,773	$0	$0	$0
Incurred during FY2004 YTD	---	---	34,000	63,000	$25,000	$13,800
Balance 12/31/2004	$3,167	$10,000	$62,773	$63,000	$25,000	$13,800
EXPLORATION COSTS						
Balance 3/31/2000	$51,147	$0	$0			
Incurred during FY2001	7,672	9,601	20,044			
Balance 3/31/2001	$58,819	$9,601	$20,044			
Incurred during FY2002	5,377	6,097	18,003			
Balance 3/31/2002	$67,363	$15,698	$38,047	$0		
Incurred during FY2003	9,924	6,628	127,826	16,268		
Balance 3/31/2003	$77,287	$22,326	$165,873	$16,268	$0	$0
Incurred during FY2004 YTD	5,046	4,100	4,227	5,357	4,751	4,351
Balance 12/31/2004	$82,333	$26,426	$170,100	$21,625	$4,751	$4,351

United States vs. Foreign Sales/Assets
During Fiscal 2004/2003/2002/2001, the Company generated no sales revenue. At 3/31/2004, 3/31/2003 and 3/31/2002, all assets were located in Canada.

4.C. Organization Structure
Logan Resources Ltd. (the "Company") was incorporated on 6/26/1978 in the Province of British Columbia, Canada. The Company has no subsidiaries.

4.D. Property, Plant and Equipment

The Company's executive offices are located in rented premises of approximately 1,150 sq. ft. at 475 Howe Street, #720, Vancouver, British Columbia, Canada V6C 2B3. The Company began occupying these facilities in April 2004. Monthly rent is $2,085.

Figure No.1
Mineral Properties Map



Redford Property
British Columbia, Canada
Gold Exploration

Acquisition Details
The Company entered into an agreement dated 4/28/1995, as amended on 7/14/1995, to earn a 100 % interest in the "Lucky" and "Toq' claim groups, located in the Alberni Mining Division of British Columbia. The agreement was terminated on 7/6/1998, and related acquisition costs and deferred exploration costs totaling $287,646 were written off. The Company returned the "Lucky" and "Toq" claims to the optionor, but retained four claims staked in the western portion of the property, which are known as the Redford Property. One of these claims was cancelled in July 2003 and re-staked. These claims are held in trust for the Company by its President except for the fifth claim that was staked in 2002.

Property Description/Location/Access
The property is located 22 kilometers northeast of Ucluelet on Vancouver Island, British Columbia, within the Alberni Mining Division. It is located on the west coast of Vancouver Island within the Mackenzie Range, an area of rugged, steep topography and dense old growth forest.

The property comprises five contiguous claims (87 units), or approximately 2,175 hectares, and covers an area about 6.0 kilometer east-west by up to 5.0 kilometer north-south. It was staked in 1995 and 1997, and re-staked in 2003. The claims are owned 100% by Seamus Young and Logan Resources Ltd. and are listed below.

Access to the property is by a paved highway that connects Port Alberni to Ucluelet on Vancouver Island. The property is accessible from Ucluelet via 22 kilometers of paved road. Access to the claims is by active, all weather logging roads. The Draw Creek-Toquart Bay road joins Highway 4 near the middle of the east side of Kennedy Lake, and leads to the central part of the property at a distance of about 6 kilometers. Numerous logging roads throughout the property provide access to the various claims. Coulson Logging operates on the property with roads maintained, gated, and locked. The property is close to tidewater in Toquart Bay, which has a public campsite and boat ramp.

The Redford property encompasses an area of rugged topography on the southeast flank of the Mackenzie Range. Elevations range from sea level to 720 meters on Redford Mountain. Draw Creek, Little Toquart Creek and Redford Creek and their tributaries drain most of the property.

Recent logging and related roads have greatly improved access and exposures. Vegetation on the property is typical of the Coast Range. Steep Mountain slopes are heavily forested with old growth, including hemlock, cedar, and spruce interspersed with areas of abundant deadfall and heavy undergrowth. Slide areas are common in the steeper terrain and are thick with deadfall and heavy growth of devils club, alder and nettles. Locally in valley bottoms, usually proximal to creeks, swampy areas with buck brush are common. Clear cuts occur throughout the area and the maturity of replanted tree varies. Vegetation extends to the tops of mountains. The combination of steep topography and heavy vegetation makes surface traversing difficult and limits helicopter landing-sites. Glacial movement on the property is to the southwest. It has not apparently scoured the area very strongly and has left considerable depths of overburden in the valleys. The area receives considerable precipitation that can reach more than 3,300 millimeters annually. Summers are short and winter snowfall is variable, being heavy on the mountains and lighter in the valleys.

The town of Ucluelet, 22 kilometers to the southwest, is on the B.C. Hydro grid system and offers accommodation, restaurants and shops for purchase of supplies, hardware, camp-related utensils and materials, and access to a work force. The town of Port Alberni, 40 kilometers northeast of the property, provides extensive industrial infrastructure and deep-water port facilities. Port facilities developed in conjunction with mining operations at the Brynnor Mine also exist on Toquart Bay.

Albert Creek Property
British Columbia, Canada
Silver/Zinc/Lead/Cadnium Exploration

Acquisition Details
On 9/15/2000, the Company owns the right to earn a 100% interest (51% has been earned), subject to a 2% NSR Royalty, in eleven mineral claims from two individuals, one being the President of the Company. This option is exercisable in three stages. The first stage (51%) has been completed by paying $10,000 of out-of-pocket staking costs (paid by issuing 100,000 common shares at $0.10 per share) and incurring $75,000 of exploration expenditures. To exercise the second stage (24%) the Company issued 240,000 common shares and incurred a further $150,000 of exploration expenditures by 9/26/2003 (done). To exercise the third stage (25%) the Company must issue a further 360,000 shares by 9/26/2004. The Company will retain the right to acquire a 1% NSR Royalty by paying $1,000,000 to the optionors.

Property Description/Location/Access
The area of Albert Creek property comprises 3975 hectares, located in Northern British Columbia near the border with the Yukon Territory. The property consists of 159 units in un-patented, contiguous claims situated in the Liard Mining Division. The property has not been surveyed by a legal land survey.

The property is accessible by 4-wheel drive vehicle via the One Ace Mountain forestry road that was extended into the claim area in 1979. The One Ace Mountain road leaves the Stewart-Cassiar highway (Highway 37) at a point about 15 kilometers south of the Yukon – British Columbia border. Twenty minutes of helicopter flight provides optional access by air from Watson Lake situated 50 kilometers northeast. With respect to the bio-climate the property area is in the sub-boreal spruce zone with upland transition to spruce/willow/birch zone. It is defined by typical warm continental summers, up to 30° C contrasting with cold, sub-zero temperatures in the winters. Precipitation is moderate, ranging from 200 to 500 millimeters annually with half of it as snow. The climate offers no insurmountable impediment to year round operations on the property.

Watson Lake is the local commercial and population center and is situated 50 kilometers northeast from the property along Alaska Highway. It is serviced by regularly scheduled passenger air service from the south and east. Between Watson Lake and Whitehorse, the capital of the Yukon located about 300 kilometers to the northwest along Alaska Highway, all rudimentary equipment and supplies required for exploration on the property are available.

Antler Creek Property
British Columbia, Canada
Gold Exploration

Acquisition Details
Pursuant to an Option Agreement dated 5/23/2000 and amended 6/21/2002, the Company acquired the right to earn a 100% interest, subject to a 2% NSR Royalty, in 49 mineral claims representing 64 units from two individuals, one being the son of the President of the Company. During Fiscal 2003, the Company acquired the claims, subject to a 2% NSR Royalty, by issuing 100,000 shares at a fair market value of $12,000.

Property Description/Location/Access
The property is located 100 kilometers east of Quesnel, British Columbia and four kilometers south of the historic Wells-Barkerville placer-lode gold camp. Access is by road. The property is covered by the Government Regional Silt survey and three creeks on the property have historic placer gold recovery.

There is no visible mineralization in outcrop. In this region, gold occurs in Showshoe Group in quartz veins and stringer swarms with pyrite and in massive to semi-massive banded and stringer pyrite in small tubular and lenticular replacement bodies in limestone.

Heidi Property
Yukon Territory, Canada
Gold Exploration

Acquisition Details
On 4/8/2003, the Company entered into an agreement to acquire a 100% interest in 20 mineral claims in the Mayo Mining District, Yukon Territory from Shawn Ryan. In order to earn a 100% interest, subject to a 2% NSR retained by Ryan, the Company must make $180,000 in cash payments, issue 1,000,000 common shares and expend $600,000 on exploration of the Shell Creek Property over a period of five years $nil paid, 255,000 shares issued and $50,000 exploration costs incurred by 3/31/2004. The Company retained the right to acquire a 1 % NSR by paying $2,000,000 to Ryan, and has a right of first refusal on the balance of the NSR.

Property Description/Location/Access
The property is located 90 kilometers northeast of Dawson City, Yukon Territory. Access is by helicopter.

The property is covered by government airborne magnetic survey, and has been prospected, mapped, soil sampled and trenched.

Existing mineralization includes gold showings in five trenches in 300 meter by 150 meter area. Gold occurs in veins 1-10 centimeters, up to 1-2 meters thick with quartz and arsenopyrite, in disseminated to banded pyrite, and arsenopryite, and in massive pyrite/arsenopyrite/stibnite veins and bands. The target is Fort Knox style intrusive related bulk tonnage from an open pit.

<u>Shell Creek Property</u>
<u>Yukon Territory, Canada</u>
<u>Gold/Copper Exploration</u>

<u>Acquisition Details</u>
On 3/31/2003, the Company entered into an agreement (dated for reference 1/1/2003) to acquire a 100% interest in 70 mineral claims in the Dawson Mining District, Yukon Territory from Shawn Ryan. In order to earn a 100% interest, subject to a 2% NSR retained by Ryan, the Company must make $155,000 in cash payments, issue 1,000,000 common shares and expend $1,550,000 on exploration of the Shell Creek Property over a period of five years. $50,000 paid, 200,000 shares issued and $4,000 exploration costs incurred by 3/31/2004. The Company retained the right to acquire a 1% NSR by paying $2,000,000 to Ryan, and has a right of first refusal on the balance of the NSR.

<u>Property Description/Location/Access</u>
The property is located 55 kilometers northwest of Dawson City, Yukon Territory. Access is by helicopter.

An iron formation has been traced for 16 kilometers along both limbs and nose of anticline; it consists of magnetite (lesser hematite) and thin-banded grey chert, locally pyrite and pyrrhotite facies. The Tintina Trench lies 2.5 kilometers south southwest.

The property was "discovered" in 1954 and explored for iron. It was staked in 2002 after gold was found in quartz veins. Placer gold has been recovered from Shell Creek.

The property is covered by government airborne magnetic and regional geo-chemical surveys (RGS), and been mapped, trenched, partially covered by soil/silt/ground magnetic surveys, and preliminarily rock sampled.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion for the Nine Months Ended 12/31/2003, Nine Months Ended 12/31/2002, and the fiscal years ended 3/31/2003, 3/31/2002, and 3/31/2001 should be read in conjunction with the financial statements of the Company and the notes thereto.

On 1/30/2002, the Company consolidated its share capital on the basis of five old shares for one new share. All references to number of shares or to per share data refer to post-consolidation data unless otherwise indicated.

The Company's principal business is the exploration and development of resource properties. The Company is continually investigating new exploration opportunities, and exploration is carried out on properties identified by management of the Company as having favorable exploration potential. The Company advances its projects to varying degrees by prospecting, mapping, geophysics, and drilling until it decides either that the property has limited exploration potential and should be abandoned or that work on the property has reached a stage where the expense and risk of further exploration and development dictate that the property should be optioned to a third party. The resource exploration business is high risk and most exploration projects do not reach a commercial stage of operations.

Operating Results

Nine-Months Ended 12/31/2003 versus Nine Months Ended 12/31/2002
During the first nine months of the year, the Company acquired three new exploration properties: the Shell Creek Property, the Heidi Property, and the Iron Horse Property. Exploration efforts were limited, only $27,833.

Administration costs fell 15% to $64,112 in the first nine months of Fiscal 2004. The largest component of operating expenses was management fees of $22,500 for the Company's President/CEO/Director, unchanged from last year. TSX Stock Exchange and filing fees rose 78% to $10,673 as a result of numerous additional filings. Legal fees fell to $3,707 from $19,843 because of property acquisitions and reverse stock split.

The Net Loss was reduced to ($64,112) from ($75,557). Net Loss Per Shares was ($0.01) versus ($0.01).

<u>Fiscal 2003 Ended 3/31/2003 versus Fiscal 2002 and Fiscal 2001</u>
The Company continued to move forward on its three properties: Redford, Albert Creek, and Antler Creek. At March 2003, the Shell Property was acquired and in April 2003, subsequent to the end of Fiscal 2003, two additional properties were acquired, Heidi Property and Iron Horse. Exploration efforts rose meaningfully during Fiscal 2003 to $160,646 with 80% spent on the Albert Creek Property, versus $36,250 during Fiscal 2002 and $43,317 during Fiscal 2001.

Administration costs rose 14% to $101,904 in Fiscal 2004, versus $89,165 in Fiscal 2003 and $74,355 in Fiscal 2001. The largest component of operating expenses for all three periods was management fees of $30,000 for the Company's President/CEO/Director. Legal fees rose 52% in Fiscal 2003 to $24,609 following a doubling in Fiscal 2002; the increases resulted from generally increased corporate activity, property acquisitions, and financings. Transfer Agent and regulatory expenses rose 28% during Fiscal 2003 to $16,203 as a result of numerous stock certificate issuances. Office/rent expenses were $12,000 for both Fiscal 2003 and Fiscal 2002 versus $nil in Fiscal 2001 (when the Company had very limited funds).

The Net Loss rose to ($101,904) in Fiscal 2003 from ($89,165) in Fiscal 2002 and ($74,355) in Fiscal 2001. Net Loss Per Shares was ($0.01) all three years, adjusted for the January 2002 1-for-5 stock consolidation.

Liquidity and Capital Resources
Subsequent to the end of Fiscal 2004, the Company completed a private placement of 3,000,000 units at $0.15 per unit. Each unit consists of one common share and one share purchase warrant. One Warrant will entitle the holder to buy an additional common share for a period of one year at a price of $0.20 per share. 1,500,000 of units were be flow-through units with each flow-through unit consists of one flow-through common share and one warrant. A 10% finder's fee was paid. All securities issued pursuant to this private placement are subject to a TSX Stock Exchange four-month hold period.

<u>Fiscal 2004 To Date</u>
During the first nine months of the year, the Company acquired three new exploration properties, expending $127,321 and issuing 700,000 common shares: the Shell Creek Property, the Heidi Property, and the Iron Horse Property. An additional 240,000 common shares were issued pursuant to a September 2000 agreement for acquisition of the Albert Creek Property. Exploration efforts were limited, only $27,833 during the first nine months.

In May 2003, the Company completed a private placement of 186,700 units at $0.15 per unit, raising $28,005. Each unit will consist of one flow-through common share and one warrant to purchase one additional non-flow-through common shares exercisable at a price of $0.20 per share for a period of one year.

Cash Provided by Nine Months Ended 12/31/2003 Operating Activities totaled $30,814 including the ($64,112) Net Loss; significant adjustments included $94,926 in net changes in non-cash working capital items. Cash Used in Investing Activities was ($230,321), primarily for acquisition of mineral properties; this included $103,000 related to the issuance of 940,000 common shares. Cash Provided by Fiscal 2003 Financing Activities was $nil.

The Company has not generated any operating revenue from any of its properties. The Company receives cash for use in operations from issuing common shares and optioning/sale of selected assets.

Fiscal 2003 Ended 3/31/2003 and Fiscal 2002
The Company had working capital of $118 on 3/31/2003.
The Company had working capital of ($110,399) on 3/31/2002.
The Company had working capital of ($165,875) on 3/31/2001.

On 1/30/2002, the Company consolidated its share capital on the basis of five old shares for one new share. All references to number of shares or to per share data refer to post-consolidation data unless otherwise indicated.

In February 2002, the Company completed a private placement of 1,000,000 units at $0.05 per unit. Each unit consisted of one common share and one warrant; each warrant was exercisable for one year at $0.10. In March 2002, the Company completed a stock-for-debt arrangement, issuing 1,053,400 common shares for $131,678 of indebtedness.

In May 2000, the Company entered into an agreement to acquire the Antler Creek Property by issuing, during Fiscal 2002, 20,000 post-consolidation common shares at a deemed fair market value of $10,000. In September 2000, the Company entered into a Letter Agreement to acquire a 100% interest in the Albert Creek Property, by incurring $235,000 in related expenditures and issuing 220,000 post-consolidation common shares in three stages over four years. In late 2001, the Company allowed the last four mineral claims representing 50 units (the Spanish Mountain Property) were allowed to lapse. In January 2003, the Company entered into an option agreement to acquire a 100% interest in the Shell Creek Property, by incurring $1,550,000 in related expenditures and issuing 1,000,000 common shares, all in stages over a five-year period.

Property acquisition costs during FY2003/FY2001/FY2001, respectively, totaled $12,000, $6,773 and $nil. Property exploration costs during FY2003/FY2001/FY2001, respectively, totaled $160,646, $36,250 and $47,317. Refer to table in ITEM #4B for additional information.

Cash Used by Fiscal 2003 Operating Activities totaled ($107,330) including the ($101,904) Net Loss; significant adjustments included ($5,820) in net changes in non-cash working capital items. Cash Used in Fiscal 2003 Investing Activities was ($56,885), predominately for acquisition/exploration of mineral properties. Cash Provided by Fiscal 2003 Financing Activities was $154,251, primarily from issuance of equity as detailed above as well as repayment of $24,349 in advances from related parties. In addition: 100,000 common shares with a fair market value of $12,000 was issued for acquisition of mineral properties; 427,532 common shares with a fair market value of $64,130 were issued to settle debt; and 164,000 common shares with a fair market value of $19,680 were issued for agents' commissions.

Cash Used by Fiscal 2002 Operating Activities totaled ($74,452) including the ($89,165) Net Loss; significant adjustments included $14,451 in net changes in non-cash working capital items. Cash Used in Fiscal 2002 Investing Activities was ($37,299), predominately for acquisition/exploration of mineral properties. Cash Provided by Fiscal 2002 Financing Activities was $114,360 from issuances of equity as detailed above as well as $64,360 from advances from related parties. In addition, 1,053,400 common shares with a fair market value of $131,678 were issued to settle debt.

5.C.   Research and development, patents and licenses, etc.
5.D.   Trends
5.E.   Off-Balance Sheet Arrangements.
5.F.   Tabular disclosure of contractual obligations.
5.G.   Safe harbor.
       --- No Disclosure Necessary ---

ITEM 6. DIRECTORS, SENIOR MANAGEMENT, AND EMPLOYEES

6.A. Directors and Senior Management

Table No. 6
Directors and Senior Management
April 15, 2004

Name	Position	Age	Date of First Election or Appointment
George Anderson (1)	Director	60	September 2000
Peter F. Cummings (1)	Director	48	March 2004
Judith T. Mazvihwa (1)(2)	Director/Corporate Secretary	29	September 2003
Charles D. Mooney	Director	49	February 2003
Seamus Young (3)	Director/President/CEO	64	May 1991

(1) Member of Audit Committee
(2) She spends about half of his time on the affairs of the Company.
(3) He spends about half of his time on the affairs of the Company.

George Anderson is a self-employed businessman with over twenty-five year years senior management experience, including over twenty years involvement with wireless communication industry. Since 1991, he has been President/Director of Quasar SCM Distributors Ltd., a private company involved in distribution of wireless communications equipment and, through a subsidiary, recreation boats, trailers and associated equipment.

*Peter F. Cummin*gs is a Chartered Accountant with extensive financial and general management experience principally in the retail, distribution and greenhouse industries. Since 1999, he has been VP Finance and VP Information Technology of BC Hot House Foods Inc., a large private seller of greenhouse-grown vegetables. He had five years experience as a Chartered Accountant before entering corporate management in 1985.

Judith T. Mazvihwa is a mining geologist with eight years geologist and management experience. From December 1996 to April 1997, she was a geologist with Prospecting Ventures Ltd.; from June 1997 to September 1999, she was Mining Geologist Section Head with Casmyn Mining Zimbabwe (Pvt) Ltd.; from March 2002 to April 2002, she was a geologist with Cumberland Resources Ltd.; and from April 2002 to November 2002, she was a geologist with Northgate Exploration Ltd. Since December 2002, she was Officer Manager with International KRL Resources Corp. and since December 2003, she has been a CFO and Director of International KRL Resources Corp., a mineral exploration company publicly traded on the TSX Venture Exchange.

Charles D. Mooney has over thirty years senior management and pilot experience in the aviation industry. Since 1989, he has been Operations Manager for Vancouver Island Helicopters Ltd. His experience in the helicopter industry, has brought him invaluable insight into logistical problems associated with property access in the mining industry. Since 2002, he has been a Director of International KRL Resources Corp., a mineral exploration company publicly traded on the TSX Venture Exchange.

Seamus Young is a mining engineer with forty years experience. Since 1983, he has been an Officer/Director of International KRL Resources Corp., a mineral exploration company publicly traded on the TSX Venture Exchange.

The Directors have served in their respective capacities since their election and/or appointment and will serve until the next Annual General Meeting or until a successor is duly elected, unless the office is vacated in accordance with the Articles/By-Laws of the Company.

The Senior Management serve at the pleasure of the Board of Directors.

Despite the Company's Senior Management spending material portions of their time on businesses other than the Company, the Company believes that they devote sufficient time to the Company to properly carry out their duties.

No Director and/or Senior Management has been the subject of any order, judgment, or decree of any governmental agency or administrator or of any court or competent jurisdiction, revoking or suspending for cause any license, permit or other authority of such person or of any corporation of which he is a Director and/or Senior Management, to engage in the securities business or in the sale of a particular security or temporarily or permanently restraining or enjoining any such person or any corporation of which he is an officer or director from engaging in or continuing any conduct/practice/employment in connection with the purchase or sale of securities, or convicting such person of any felony or misdemeanor involving a security or any aspect of the securities business or of theft or of any felony.

There are no family relationships between any two or more Directors or Senior Management.

There are no arrangements or understandings with major shareholders, customers, suppliers or others, pursuant to which any person referred to above was selected as a Director or member of senior management.

6.B. Compensation

Cash Compensation. Total compensation accrued and/or paid (directly and/or indirectly) to all Directors/Senior Management during Fiscal 2003 ended 6/30/2003 was CDN$30,000, consisting of a management and administration fee paid (or accrued) to T-Bags Management Inc., a private company controlled by Seamus Young. In addition, Seamus Young was indirectly, through t-Bags Management Inc., paid (or accrued) $30,000 for property supervision fees.

Director Compensation. The Company has no formal plan for compensating its Directors for their service in their capacity as Directors. Directors are entitled to reimbursement for reasonable travel and other out-of-pocket expenses incurred in connection with attendance at meetings of the Board of Directors. The Board of Directors may award special remuneration to any Director undertaking any special services on behalf of the Company other than services ordinarily required of a Director. Other than indicated below no Director received any compensation for his services as a Director, including committee participation and/or special assignments.

Stock Options. The Company may grant stock options to Directors, Senior Management, and employees/consultants. Refer to ITEM #6.E., "Share Ownership" and Table #7 and #8 for information about stock options granted and outstanding.

During the most recently completed fiscal year, no stock options were exercised and the following stock options were granted to Senior Management, Directors and employees. No SARs (stock appreciation rights) were granted or exercised during this period.

```
                              Table No. 7
               Stock Option Grants in Fiscal 2003 Ended 3/31/2003
```

Name	Number of Options Granted	Percentage of Total Options Granted	Exer. Price Per Share	Grant Date	Exp'r Date	Market Value of Securities Underlying Options on Date of Grant Per Share
George Anderson	52,000	12%	$0.20	4/12/2002	4/12/2004	$0.10
Mike Casselman (2)	52,000	12%	$0.20	4/12/2002	4/12/2004	$0.10
Allan Hilton (3)	52,000	12%	$0.20	4/12/2002	4/12/2004	$0.10
Seamus Young	52,000	12%	$0.20	4/12/2002	4/12/2004	$0.10
Management Total	208,000	50%				
Employees/Others	208,000	50%	$0.20	4/12/2002	4/12/2004	$0.10
Total	416,000	100%				

(1) All options has a four-month delay for exercise.
(2) Vice President/Director until September 2003.
(3) Director until March 2004.

Change of Control Remuneration. The Company has no plans or arrangements in respect of remuneration received or that may be received by Executive Officers of the Company in Fiscal 2005 to compensate such officers in the event of termination of employment (as a result of resignation, retirement, change of control) or a change of responsibilities following a change of control, where the value of such compensation exceeds US$60,000 per Senior Management.

Other Compensation. No Senior Management/Director received "other compensation" in excess of the lesser of US$25,000 or 10% of such officer's cash compensation, and all Senior Management/Directors as a group did not receive other compensation which exceeded US$25,000 times the number of persons in the group or 10% of the compensation.

Bonus/Profit Sharing/Non-Cash Compensation. Except for the stock option program discussed in ITEM #6.E., the Company has no material bonus or profit sharing plans pursuant to which cash or non-cash compensation is or may be paid to the Company's Directors or Senior Management. However, members of Senior Management have written contracts that contain bonus arrangements.

Pension/Retirement Benefits. No funds were set aside or accrued by the Company during Fiscal 2003 or Fiscal 2004 to provide pension, retirement or similar benefits for Directors or Senior Management.

Written Management Agreements
Seamus Young has an "employment agreement" dated 2/1/2002 that stipules that he will be compensated, directly and indirectly, $5,000 per month.

<u>6.C. Board Practices</u>

<u>6.C.1. Terms of Office</u>. Refer to ITEM 6.A.1.
<u>6.C.2. Directors' Service Contracts</u>. --- No Disclosure Necessary ---
<u>6.C.3. Board of Director Committees.</u>
The Company has an Audit Committee, which recommends to the Board of Directors the engagement of the independent auditors of the Company and reviews with the independent auditors the scope and results of the Company's audits, the Company's internal accounting controls, and the professional services furnished by the independent auditors to the Company. The current members of the Audit Committee are: George Anderson, Peter Cummings, and Judith Mazvihwa. The Audit Committee met five during Fiscal 2004.

<u>6.D. Employees</u>
As of 4/15/2004, the Company had five employees, including the Senior Management. As of 3/31/2004 and 3/31/2003, there were five and four employees (including the Senior Management), respectively. None of the Company's employees are covered by collective bargaining agreements.

<u>6.E. Share Ownership</u>
Table No. 8 lists, as of 4/26/2004, Directors and Senior Management who beneficially own the Company's voting securities, consisting solely of common share, and the amount of the Company's voting securities owned by the Directors and Senior Management as a group. Table No. 8 also includes data on the Sutton Group Financial Services Ltd., the only persons/companies where the Company is aware that a shareholder has 5% or greater beneficial interest in the Company's securities (none).

```
                          Table No. 8
           Shareholdings of Directors and Senior Management
                   Shareholdings of 5% Shareholders
═══════════════════════════════════════════════════════════════════════════

Title                                          Amount and Nature    Percent
  of                                              of Beneficial          of
Class     Name of Beneficial Owner                    Ownership    Class #
---------------------------------------------------------------------------
Common    Seamus Young (1)                            2,395,421      18.6%
Common    Charles Mooney (2)                            206,000       1.6%
Common    Judith Mazvihwa (3)                            70,000       0.5%
Common    George Anderson (4)                               nil       0.0%
Common    Peter Cummings (5)                               nil       0.0%
Total Directors/Management/5% Holders             3,171,421        20.7%
---------------------------------------------------------------------------
(1)    777,532 are held by Donegal Development Ltd, a private company
              controlled by Mr. Young.
#  Based on 12,863,180 common shares outstanding as of 4/26/2004 and share
   purchase warrants held by each beneficial holder
   exercisable within sixty days.

═══════════════════════════════════════════════════════════════════════════
═══════════════════════════════════════════════════════════════════════════
```

Stock Options. The terms of incentive options grantable by the Company are done in accordance with the rules and policies of the TSX Venture Exchange and the British Columbia Securities Commission, including the number of common shares under option, the exercise price and expiry date of such options, and any amendments thereto. The Company adopted a formal written stock option plan (the Stock Option Plan") on 9/10/2003.

The principal purposes of the Company's stock option program are to (a) promote a proprietary interest in the Company among the officers, directors and employees of the Company and its affiliates, (b) retain and attract the qualified officers, directors and employees the Company requires, (c) provide a long-term incentive element in overall compensation, and (d) promote the long-term profitability of the Company.

The Stock Option Plan provides that stock options may be granted to directors, senior officers, employees and consultants of the Company and management company employees. For the purposes of the Stock Option Plan, the terms "employees", "consultants" and "management company employees" have the meanings set out in TSX Venture Exchange Policy 4.4. In addition, the term "director" is defined in TSX Venture Exchange Policy 4.4 to include directors, senior officers and management company employees.

Under the Stock Option Plan, the Company's board of directors (the "Board") may, from time to time, designate a director or other senior officer or employee of the Company as administrator (the "Administrator") for the purposes of administering the Plan. Currently, the Administrator is the Corporate Secretary of the Company.

The Plan provides for the issuance of stock options to acquire at any time up to a maximum of 10% of the issued and outstanding common shares of the Company (subject to standard anti-dilution adjustments). If a stock option expires or otherwise terminates for any reason without having been exercised in full, the number of common shares reserved for issuance under that expired or terminated stock option shall again be available for the purposes of the Plan. Any stock option outstanding when the Plan is terminated will remain in effect until it is exercised or it expires. The Plan provides that it is solely within the discretion of the Board to determine who should receive stock options and in what amounts, subject to the following conditions:
(a) options will be non-assignable and non-transferable except that they will be exercisable by the personal representative of the option holder in the event of the option holder's death;
(b) options may be exercisable for a maximum of five years from grant date;
(c) options to acquire no more than 5% of the issued shares of the Company may be granted to any one individual in any 12 month period;
(d) options to acquire no more than 2% of the issued shares of the Company may be granted to any one consultant in any 12 month period;
(e) options to acquire no more than an aggregate of 2% of the issued shares of the Company may be granted to an employee conducting investor relations activities (as defined in TSX Venture Exchange Policy 1.1), in any 12 month period;
(f) options held by an option holder who is a director, employee, consultant or management company employee must expire within 90 days after the option holder ceases to be a director, employee, consultant or management company employee;
(g) options held by an option holder who is engaged in investor relations activities must expire within 30 days after the option holder ceases to be employed by the Company to provide investor relations activities; and
(h) in the event of an option holder's death, the option holder's personal representative may exercise any portion of the option holder's vested outstanding options for a period of one year following the option holder's death.

The Stock Option Plan provides that other terms and conditions may be attached to a particular stock option, such terms and conditions to be referred to in a schedule attached to the option certificate. Stock options granted to directors, senior officers, employees or consultants will vest when granted unless otherwise determined by the Board on a case by case basis, other than stock options granted to consultants performing investor relations activities, which will vest in stages over 12 months with no more than one-fourth of the options vesting in any three month period.

In addition, under the Stock Option Plan a stock option will expire immediately in the event a director or senior officer ceases to be a director or senior officer of the Company as a result of (i) ceasing to meet the qualifications under the *Company Act* (British Columbia), (ii) the passing of a special resolution by the shareholders or (iii) an order made by a regulatory authority. A stock option will also expire immediately in the event an employee ceases to be an employee as a result of termination for cause or an employee or consultant ceases to be an employee or consultant as a result of an order made by a regulatory authority.

The price at which an option holder may purchase a common share upon the exercise of a stock option will be as set forth in the option certificate issued in respect of such option and in any event will not be less than the discounted market price of the Company's common shares as of the date of the grant of the stock option (the "Award Date"). The market price of the Company's common shares for a particular Award Date will typically be the closing trading price of the Company's common shares on the day immediately preceding the Award Date, or otherwise in accordance with the terms of the Stock Option Plan. Discounted market price means the market price less a discount of up to 25% if the market price is $0.50 or less; up to 20% if the market price is between $2.00 and $0.51; and up to 15% if the market price is greater than $2.00.

In no case will a stock option be exercisable at a price less than the minimum prescribed by each of the organized trading facilities or the applicable regulatory authorities that would apply to the award of the stock option in question.

The Stock Option Plan also provides that (a) disinterested shareholder approval will be obtained for any reduction in the exercise price of an option held by an insider of the Company and (b) options cannot be granted to employees, consultants or management company employees that are not bona fide employees, consultants or management company employees, as the case may be.

Common shares will not be issued pursuant to stock options granted under the Stock Option Plan until they have been fully paid for by the option holder. The Company will not provide financial assistance to option holders to assist them in exercising their stock options.

As of 4/26/2004, no stock options are outstanding.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A. Major Shareholders.

7.A.1.a. Holdings By Major Shareholders.
Refer to ITEM #6.E and Table No. 9.

7.A.1.b. Significant Changes in Major Shareholders' Holdings.
The participation in private placements of equity by the Company, the exercise of stock options/share purchase warrants, and sales by the individuals has lead over the last several years to some significant changes in the holdings of major shareholders (5%); the table reflects direct/indirect holdings of common shares, refer to Tables #8, #9, #11 for additional information.

	Shares Owned 3/31/2003	Shares Owned 3/31/2002	Shares Owned 3/31/2001
Seamus Young	1,281,389	821,357	814,363

7.A.1.c. Different Voting Rights. The Company's major shareholders do not have different voting rights.

7.A.2. Canadian Share Ownership. On 8/1/2003, the Company's shareholders' list showed 8,545,756 common shares outstanding, with 206 registered shareholders. 32 of these shareholders were U.S. residents, holding 160,064 common shares (representing about 2% of the issued/outstanding shares) and 174 registered shareholders were resident in Canada, holding 8,425,413 common shares (98%).

The Company has researched the indirect holding by depository institutions and other financial institutions; based on this research and other research into the indirect holdings of other institutions, the Company believes that it has approximately 500 beneficial owners of its common shares.

7.A.3. Control of Company. The Company is a publicly owned Canadian corporation, the shares of which are owned by U.S. residents, Canadian residents and other foreign residents. The Company is not controlled by any foreign government or other person(s) except as described in ITEM #4.A., "History and Growth of the Company", and ITEM #6.E., "Share Ownership".

7.A.4. Change of Control of Company Arrangements. No Disclosure Necessary

7.B. Related Party Transactions

Stock-for-Debt Settlement
During Fiscal 2003, the Company issued 427,532 common shares to settle $64,130 of debts including: 160,000 shares to Seamus Young; and 267,532 shares to Donegal Developments Inc. (controlled by Seamus Young).

During Fiscal 2002, the Company issued 1,053,400 common shares to settle $131,678 of debts including: 200,000 shares to Seamus Young; 34,640 to Michael Casselman (former Director); and 530,000 shares to Donegal Developments Inc. (controlled by Seamus Young).

Funds Owing to Seamus Young, President/Director
At 3/31/2003 and 3/31/2002, respectively, $5,518 and $88,117 was owing to Mr. Young or companies controlled by him and was included in accounts payable. These amounts are unsecured, non-interest bearing and due on demand.

Indirect Payments to Seamus Young, President/Director
During Fiscal 2003/2002/2001, respectively, $60,000, $40,000, and $48,000 was paid to private company controlled by Mr. Young as management fees and for supervision of properties.

Properties Acquired From Seamus Young and Family
The Company's acquisition of the Antler Creek Property was from two individuals, one being the son of the President of the Company. The Company's acquisition of the Albert Creek Property was from two individuals, one being the President of the Company. Refer to ITEM #4.B.

Other than as disclosed above, there have been no transactions since 3/31/2000, or proposed transactions, which have materially affected or will materially affect the Company in which any director, executive officer, or beneficial holder of more than 10% of the outstanding common shares, or any of their respective relatives, spouses, associates or affiliates has had or will have any direct or material indirect interest. Management believes the transactions referenced above were on terms at least as favorable to the Company as the Company could have obtained from unaffiliated parties.

7.C. Interests of Experts and Counsel   --- No Disclosure Necessary ---

ITEM 8. FINANCIAL INFORMATION

8.A. Statements and Other Financial Information

The Company's financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP), the application of which, in the case of the Company, conforms in all material respects for the periods presented with United States GAAP, except as discussed in footnotes to the financial statements.

The financial statements as required under ITEM #17 are attached hereto and found immediately following the text of this Registration Statement. The audit report of Manning Elliott, independent Chartered Accountants, are included herein immediately preceding the financial statements.

Audited Financial Statements:
  Fiscal 2003/2002/2001 Ended March 31st

Unaudited Interim Financial Statements
  Nine Months Ended December 31, 2003 and December 31, 2002

8.A.7. Legal/Arbitration Proceedings

The Directors and the management of the Company do not know of any material, active or pending, legal proceedings against them; nor is the Company involved as a plaintiff in any material proceeding or pending litigation.

The Directors and the management of the Company know of no active or pending proceedings against anyone that might materially adversely affect an interest of the Company.

8.B. Significant Changes

No undisclosed significant change has occurred since the date of the annual financial statements and/or since the date of the most recent interim financial statements.

ITEM 9. THE OFFER AND LISTING

9.A. Common Share Trading Information

The Company's common shares trade on the TSX Venture Exchange in Toronto, Ontario, Canada, under the symbol "LGR". The initial public offering was effective on the Vancouver Stock Exchange under the auspices of the British Columbia Securities Commission in xxxxxx 19xx under a former name, "Consolidated Logan Mines Ltd.".

Table No. 9 lists the volume of trading and high, low and closing sales prices on the TSX Venture Exchange (Canadian Venture Exchange prior to 8/2/2001 and the Vancouver Stock Exchange prior to November 1999) for actual trades of common shares of the Company for the last nine months, last eleven fiscal quarters, and last six fiscal years.

Table No. 9
TSX Venture Exchange
Common Shares Trading Activity

Period Ended	Volume	High	Canadian Low	– Sales – Dollars Closing
Monthly				
3/31/2004	3,317,100	$0.51	$0.14	$0.50
2/29/2004	213,500	0.14	0.10	0.14
1/31/2004	183,000	0.15	0.12	0.12
12/31/2003	436,300	0.15	0.09	0.09
11/30/2003	190,200	0.14	0.07	0.13
10/31/2003	122,300	0.13	0.07	0.07
Quarterly				
3/31/2004	3,713,600	$0.51	$0.10	$0.50
12/31/2003	748,800	0.15	0.07	0.09
9/30/2003	117,300	0.13	0.07	0.07
6/30/2003	63,000	0.14	0.11	0.11
3/31/2003	14,100	0.10	0.07	0.09
12/31/2002	126,300	0.16	0.05	0.12
9/30/2002	7,800	0.07	0.06	0.06
6/30/2002	101,860	0.15	0.10	0.10
3/31/2002	4,100	0.14	0.13	0.14
12/31/2001	4,400	0.15	0.05	0.15
Yearly				
3/31/2004	330,167	$0.51	$0.14	$0.50
3/31/2003	48,000	0.12	0.10	0.10
3/31/2002	14,200	0.13	0.12	0.12
3/31/2001	7,000	0.30	0.25	0.25
3/31/2000	17,800	0.50	0.45	0.45
3/31/1999	12,500	0.25	0.20	0.20

The TSX Venture Exchange

The TSX Venture Exchange is a result of the acquisition by the Toronto Stock Exchange of the Canadian Venture Exchange ("CDNX") from its member firms on 8/1/2001. The CDNX resulted from the merger between the Vancouver Stock Exchange and the Alberta Stock Exchange that took place on 11/29/1999, to form the CDNX. The TSX Venture Exchange currently operates as a complementary but independent exchange from its parent, the Toronto Stock Exchange.

The initial roster of the CDNX was made up of venture companies previously listed on the Vancouver Stock Exchange or the Alberta Stock Exchange and later incorporated junior listings from the Montreal Stock Exchange, the Winnipeg Stock Exchange, and the CDN Over-The-Counter Market. The TSX Venture Exchange is a venture market as compared to the Toronto Stock Exchange that is Canada's senior market and the Montreal Exchange that is Canada's market for derivatives products.

The TSX Venture Exchange currently has five service centers: Calgary, Toronto, Vancouver, Winnipeg and Montreal. These service centers provide corporate finance, surveillance and marketing expertise. The corporate office for the TSX Venture Exchange is located in Calgary and the operations office is located in Vancouver.

The TSX Venture Exchange is a self-regulating organization owned and operated by the Toronto Stock Exchange, which in turn is owned by its member brokerage firms. It is governed by representatives of member firms and the public.

Organizationally, the TSX Venture Exchange is comprised of seven business areas: Corporate Finance Services, Trading Services and Market Information Services, Compliance, Marketing, Technology, Corporate Affairs and Human Resources.

The TSX Venture Exchange acts as a business link between TSX members, listed companies and investors. TSX Venture Exchange policies and procedures are designed to accommodate companies still in their formative stages and recognize those that are more established. Listings are predominately small and medium sized companies.

Investors in Canada are protected by the Canadian Investor Protection Fund ("CIPF"). The CIPF is a private trust fund established to protect customers in the event of the insolvency of a member of any of the following self-regulatory organizations: the TSX Venture Exchange; the Montreal Exchange; the Toronto Stock Exchange; the Toronto Futures Exchange; and the Investment Dealers Association of Canada.

Post-trade monitoring of market activity occurs in the market surveillance department. Sophisticated software analyses trade data from TRADETSX to detect possible market improprieties. A variety of surveillance and investigative tools allow the TSX Venture Exchange to perform electronic market monitoring and trade reviews.

The surveillance department is also responsible for monitoring and reviewing listed company activities and detecting breaches of the listing policies or the listing agreement. Market surveillance and listed company surveillance activities are closely coordinated.

9.A.5. Common Share Description

Registrar/Common Shares Outstanding/Shareholders
The Company's common shares are issued in registered form and the following information is taken from the records of Pacific Corporate Trust Company (located in Vancouver, British Columbia, Canada), the registrar and transfer agent for the common shares.

Common Share Description
All of the authorized common shares of the Company are of the same class and, once issued, rank equally as to dividends, voting powers, and participation in assets. Holders of common stock are entitled to one vote for each share held of record on all matters to be acted upon by the shareholders. Holders of common stock are entitled to receive such dividends as may be declared from time to time by the Board of Directors, in its discretion, out of funds legally available therefore.

Upon liquidation, dissolution or winding up of the Company, holders of common stock are entitled to receive pro rata the assets of Company, if any, remaining after payments of all debts and liabilities. No shares have been issued subject to call or assessment. There are no pre-emptive or conversion rights and no provisions for redemption or purchase for cancellation, surrender, or sinking or purchase funds.

Provisions as to the modification, amendment or variation of such shareholder rights or provisions are contained in the British Columbia Company Act ("*Company Act*") of British Columbia. Unless the *Company Act* or the Company's Articles or Memorandum otherwise provide, any action to be taken by a resolution of the members may be taken by an ordinary resolution or by a vote of a majority or more of the shares represented at the shareholders' meeting.

The Company's Articles and the *Company Act* contain provisions, which require a "special resolution" for effecting certain corporate actions. Such a "special resolution" requires a three-quarters vote of shareholders rather than a simple majority for passage. The principle corporate actions that require a "special resolution" include:
a. Transferring the Company's jurisdiction from British Columbia to another jurisdiction;
b. Giving financial assistance under certain circumstances;
c. Certain conflicts of interest by Directors;
d. Disposing of all/substantially all of Company's undertakings;
e. Removing Director before expiration of his term of office;
f. Certain alterations of share capital;
g. Changing the Company name;
h. Altering any restrictions on the Company's business; and
i. Certain reorganizations of the Company.

There are no restrictions on the repurchase or redemption of common shares of the Company while there is any arrearage in the payment of dividends or sinking fund installments.

Flow-Through Common Shares

"Flow-through" shares differ from other shares of common shares in only one aspect; all other rights of the shareholder remain unchanged. Companies must specifically identify the expenditures associated with the funds raised through the sale of flow-through shares. Companies raising capital through flow-through shares expend the funds on natural resource/exploration development. The tax benefits (depreciation, amortization, etc.) connected with the expenditures flow through to the shareholder rather than the corporation. These tax benefits are available only to shareholders residing in Canada. Shareholders residing in the United States and other non-Canadian shareholders, receive no tax benefits through the purchase of flow-through shares. 2,000,000 of the Units distributed in the January 2003 public offering contained "flow-through" common shares.

Stock Options

Refer to ITEM 6.E. and Tables #7 and Table #8, for additional information.

Warrants

Table No. 10 lists, as of 4/26/2004, warrants outstanding, the date the warrants were issued, the exercise price, and the expiration date of the warrants. As of 4/26/2004, the Company was aware of 36 holders of its 3,050,200 warrants. These warrants are non-transferable.

Table No. 10
Warrants Outstanding

Effective Date of Issuance	Number of Share Purchase Warrants Originally Issued	Number of Share Purchase Warrants Still Outstanding	Exercise Price Year #1	Year #2	Expiration Date of Share Purchase Warrants
4/19/2004	3,000,000	3,000,000	$0.15	----	4/19/2005
5/26/2003	186,700	50,200	$0.20	$----	5/26/2004

9.A.6. Differing Rights
9.A.7.a. Subscription Warrants/Right
9.A.7.b. Convertible Securities/Warrants
           --- No Disclosure Necessary ---

9.C. Stock Exchanges Identified
The common shares trade on the TSX Venture Exchange in Toronto, Ontario.
Refer to ITEM #9.A.4.

ITEM 10. ADDITIONAL INFORMATION

10.A. Share Capital

10.A.1. Authorized/Issued Capital. As of 3/31/2004, 3/31/2003, and
3/31/2002, the authorized capital of the Company was 100,000,000 common shares
without par value. At these dates, there were 9,643,180, 7,889,052, and
8,776,483 common shares issued and outstanding, respectively.

10.A.2. Shares Not Representing Capital.
10.A.3. Shares Held By Company.
--- No Disclosure Necessary ---

10.A.4. Stock Options/Share Purchase Warrants
10.A.5. Stock Options/Share Purchase Warrants
--- Refer to Table No. 10 and Table No. 12. ---

10.A.6. History of Share Capital

The Company has financed its operations through funds raised in loans,
public/private placements of common shares, shares issued for property, shares
issued in debt settlements, and shares issued upon exercise of stock options
and share purchase warrants.

Fiscal Year	Nature of Share Issuance	Number of Shares	Capital Raised
2000	Exercise of Warrants	100,000 shares	$100,000
2001	None		
2002	Private Placement	1,000,000 Units	$50,000
	Shares for debt (1)	1,053,400 shares	$131,678
2003	Private Placement	2,000,000 Units	$246,000
	Agent Commissions (1)	164,000 shares	$19,680
	Shares for Property (1)	100,000 shares	$12,000
	Shares for Debt (1)	427,532 shares	$64,130
	Exercise of Warrants	900,000 shares	$90,000
2004	Private Placement	186,700 Units	$28,005
	Shares for Property (1)	940,000 shares	$103,000
2005	Private Placement	3,000,000 Units	$450,000
	Exercise of Stock Options	412,000 shares	$2,400
	Exercise of warrants	136,500 shares	$27,300

(1) Deemed fair market value for shares issued.

10.A.7. Resolutions/Authorizations/Approvals
--- No Disclosure Necessary ---

10.B.   Memorandum and Articles of Association

The Company is incorporated under the laws of British Columbia and is governed under the Company Act of British Columbia ("The Company Act" or "The Act"). The Company was originally incorporated as a specially limited company, but under a special resolution passed May 20, 1992, the Company was changed to a limited company under the Company Act.

The Memorandum and Articles of the Company do not address the Company's objects and purposes and there are no restrictions on the business the Company may carry on in the Articles of Incorporation.

A Director shall disclose his interest in and not vote in respect of the approval of any contract or transaction with the Company in which he is interested, but he shall be counted in the quorum present at the meeting at which the vote is taken.

Part 10 of the Articles details the Directors' borrowing powers. The Directors may from time to time in behalf of the Company:

(a)   Borrow money in a manner and amount, on any security, from any source and upon any terms and conditions;

(b)   Issue bonds, debentures, and other debt obligations either outright or as security for any liability or obligation of the Company or any other person; and

(c)   Mortgage or charge, whether by way of specific or floating charge, or give other security on the undertaking, or on the whole or any part of the property and assets, of the Company (both present and future).

There are no age considerations pertaining to the retirement or non-retirement of directors. The Directors may remove from office a Director who is convicted of an indictable offense.

A Director shall not be required to hold a share in the capital of the Company as qualification for his office but shall be qualified as required by The Act, to become or act as a Director.

A Director may hold any office or place of profit with the Company in conjunction with his office of Director for such period and on such terms as the Directors may determine and no Director or intended Director shall be disqualified by his office from contracting with the Company. A Director or his firm may act in a professional capacity for the Company and he or his firm shall be entitled to remuneration for professional services as if he were not a Director.

Subject to provisions of the Company Act, the Company shall indemnify a Director, or former Director, of the Company and the Company may indemnify a Director or former Director of a corporation of which the Company is or was a shareholder and the heirs and personal representatives of any such person against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, actually and reasonably incurred by him or them, by reason of his being or having been a Director of the Company or a director of such corporation, including any action brought by the Company or any such corporation. The Directors may cause the Company to indemnify any officer, employee or agent of the Company, or of a corporation of which the Company is or was a shareholder and his heirs and personal representatives, against all costs, charges and expenses whatsoever incurred by him or them and resulting from his acting as an officer, employee or agent of the Company or such corporation. The Company shall indemnify the Secretary and Assistant Secretary of the Company and his heirs and legal representatives against all charges, costs and expenses whatsoever incurred by them and arising out of the functions assigned to the Secretary by the Company Act or the Company's Articles. The failure of a Director or officer of the Company to comply with the provisions of the Company Act or of the Memorandum or these Articles shall not invalidate any indemnity to which he is entitled under the Articles.

All of the authorized common shares of the Company are of the same class and, once issued, rank equally as to dividends, voting powers, and participation in assets. Holders of common stock are entitled to one vote for each share held of record on all matters to be acted upon by the shareholders. Holders of common stock are entitled to receive such dividends as may be declared from time to time by the Board of Directors, in its discretion, out of funds legally available therefore.

Upon liquidation, dissolution or winding up of the Company, holders of common stock are entitled to receive pro rata the assets of Company, if any, remaining after payments of all debts and liabilities. No shares have been issued subject to call or assessment. There are no pre-emptive or conversion rights and no provisions for redemption or purchase for cancellation, surrender, or sinking or purchase funds.

Provisions as to the modification, amendment or variation of such shareholder rights or provisions are contained in the Company Act. Unless the Company Act or the Company's Articles or Memorandum otherwise provide, any action to be taken by a resolution of the members may be taken by an ordinary resolution or by a vote of a majority or more of the shares represented at the shareholders' meeting.

There are no restrictions on the repurchase or redemption of common shares of the Company while there is any arrearage in the payment of dividends or sinking fund installments.

There is no liability to further capital calls by the Company.

There are no provisions discriminating against any existing or prospective holder of securities as a result of such shareholder owning a substantial number of shares.

The rights of holders of the Company's stock can only be altered by a Special Shareholders' meeting.

Subject to Part 7 and to The Act, the first annual general meeting shall be held within 15 months from the date of incorporation and the following annual general meetings shall be held once in every calendar year at a time, not being more than 13 months after the holding of the last preceding annual general meeting, and at a place as the Directors shall appoint. In default of the meeting being held, the meeting shall be called by any two members in the same manner as nearly as possible as that in which meetings are to be called by the Directors.

The Directors may, whenever they think fit, convene a general meeting. A general meeting, if requisitioned in accordance with The Act, shall be convened by the Directors or, if not convened by the Directors, may be convened by a group as provided in The Act.

Not less than 21 days' notice of any general meeting specifying the time and place of meeting and in case of special business, the general nature of that business shall be given in the manner mentioned in Article 18, or in such other manner, if any, as may be prescribed by ordinary resolution whether previous notice has been given or not, to any person as may by law or under these Articles or other regulations of the Company entitled to receive the notice from the Company. But the accidental omission to give notice of any meeting to, or the non-receipt of any notice, by any person shall not invalidate any proceedings at that meeting.

Persons entitled to notice of a general meeting may waive or reduce the period of notice convening the meeting, by unanimous consent in writing, and may give such waiver before, during or after the meeting.

There are no limitations on the rights to own securities.

There is no provision of the Company's articles of association, charter or bylaws that would have an effect of delaying, deferring or preventing a change in control of the Company and that would operate only with respect to a merger, acquisition or corporate restructuring involving the Company (or any of its subsidiaries).

Shareholder ownership must be disclosed to the British Columbia Securities Commission and the TSX Venture Exchange by any shareholder who owns more than 10% of the Company's common stock.

10.C. Material Contracts
a. Management Agreement with Seamus Young, dated 2/1/2002

10.D. Exchange Controls
Canada has no system of exchange controls. There are no Canadian restrictions on the repatriation of capital or earnings of a Canadian public company to non-resident investors. There are no laws in Canada or exchange restrictions affecting the remittance of dividends, profits, interest, royalties and other payments to non-resident holders of the Company's securities, except as discussed in ITEM 10, "Taxation" below.

Restrictions on Share Ownership by Non-Canadians
There are no limitations under the laws of Canada or in the organizing documents of the Company on the right of foreigners to hold or vote securities of the Company, except that the Investment Canada Act may require review and approval by the Minister of Industry (Canada) of certain acquisitions of "control" of the Company by a "non-Canadian". The threshold for acquisitions of control is generally defined as being one-third or more of the voting shares of the Company. "Non-Canadian" generally means an individual who is not a Canadian citizen, or a corporation, partnership, trust or joint venture that is ultimately controlled by non-Canadians.

10.E   Taxation

The following is a brief summary of some of the principal Canadian federal income tax consequences to a holder of common shares of the Company (a "U.S. Holder") who deals at arm's length with the Company, holds the shares as capital property and who, for the purposes of the *Income Tax Act* (Canada) (the "Act") and the *Canada – United States Income Tax Convention* (the "Treaty"), is at all relevant times resident in the United States, is not and is not deemed to be resident in Canada and does not use or hold and is not deemed to use or hold the shares in carrying on a business in Canada. Special rules, which are not discussed below, may apply to a U.S. Holder that is an insurer that carries on business in Canada and elsewhere.

U.S. Holders are urged to consult their own tax advisors with respect to their particular circumstances.

Under the Act and the Treaty, a U.S. Holder of common shares will generally be subject to a 15% withholding tax on dividends paid or credited or deemed by the Act to have been paid or credited on such shares. The withholding tax rate is 5% where the U.S. Holder is a corporation that beneficially owns at least 10% of the voting shares of the Company and the dividends may be exempt from such withholding in the case of some U.S. Holders such as qualifying pension funds and charities.

In general, a U.S. Holder will not be subject to Canadian income tax on capital gains arising on the disposition of shares of the Company unless (i) at any time in the five-year period immediately preceding the disposition, 25% or more of the shares of any class or series of the capital stock of the Company was owned by (or was under option of or subject to an interest of) the U.S. holder or persons with whom the U.S. holder did not deal at arm's length, and (ii) the value of the common shares of the Company at the time of the disposition derives principally from real property (as defined in the Treaty) situated in Canada. For this purpose, the Treaty defines real property situated in Canada to include rights to explore for or exploit mineral deposits and other natural resources situated in Canada, rights to amounts computed by reference to the amount or value of production from such resources, certain other rights in respect of natural resources situated in Canada and shares of a corporation the value of whose shares is derived principally from real property situated in Canada.

The US Internal Revenue Code provides special anti-deferral rules regarding certain distributions received by US persons with respect to, and sales and other dispositions (including pledges) of stock of, a passive foreign investment company. A foreign corporation, such as the Company, will be treated as a passive foreign investment company if 75% or more of its gross income is passive income for a taxable year or if the average percentage of its assets (by value) that produce, or are held for the production of, passive income is at least 50% for a taxable year. The Company believes that it was not a passive foreign investment company for the taxable year ended 5/31/2002 and, furthermore, expects to conduct its affairs in such a manner so that it will not meet the criteria to be considered passive foreign investment company in the foreseeable future.

10.F. Dividends and Paying Agents

The Company has not declared any dividends on its common shares for the last five years and does not anticipate that it will do so in the foreseeable future. The present policy of the Company is to retain future earnings for use in its operations and the expansion of its business.

Notwithstanding the aforementioned: the Company is unaware of any dividend restrictions; has no specific procedure for the setting of the date of dividend entitlement; but might expect to set a record date for stock ownership to determine entitlement; has no specific procedures for non-resident holders to claim dividends, but might expect to mail their dividends in the same manner as resident holders. The Company has not nominated any financial institutions to be the potential paying agents for dividends in the United States.

10.G. Statement by Experts

The Company's auditors for its consolidated financial statements for each of the preceding three years were Manning Elliott, Chartered Accountants, 1050 West Pender, 11th Floor, Vancouver, British Columbia, Canada V6E 3S7. They are members of the British Columbia Institute of Chartered Accountants. Their audit report for Fiscal 2003/2002/2001 is included with the related consolidated financial statements in this Registration Statement with their consent.

10.H. Documents on Display   --- No Disclosure Necessary ---

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
          --- No Disclosure Necessary ---

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
12.A. Debt Securities   --- No Disclosure Necessary ---
12.B. Warrants and Rights   --- No Disclosure Necessary ---
12.C. Other Securities   --- No Disclosure Necessary ---
12.D. American Depository Shares -- No Disclosure Necessary ---

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
--- No Disclosure Necessary ---

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY
HOLDERS AND USE OF PROCEEDS --- No Disclosure Necessary ---

ITEM 15. CONTROLS AND PROCEDURES
The Board of Directors has overall responsibility for reviewing the Company's disclosure to ensure the Company provides full and plain disclosure to shareholders and other stakeholders. The Board discharges its responsibilities through its committees, specifically, with respect to financial disclosure to the Audit Committee, which is responsible for reviewing the Company's financial reporting procedures and internal controls to ensure full and accurate disclosure of the Company's financial position.

Under the supervision and with the participation of the Company's management, including its Chief Financial Officer, the Company evaluated the effectiveness of the design and operation of its disclosure controls and procedures (as defined in Rule 13a-14(c) under the Exchange Act as of a date (the "Evaluation Date") within 90 days prior to the filing date of this Registration Statement. Based upon that evaluation, the Chief Financial Officer concluded that, as of the Evaluation Date, the Company's disclosure controls and procedures were effective in timely alerting them to the material information relating to the Company (or its consolidated subsidiaries) required to be included in the Company's periodic SEC filings.

There were no significant changes made in the Company's internal controls during the period covered by this Registration Statement on Form 20-F or, to the Company's knowledge, in other factors that could significantly affect these controls subsequent to the date of their execution.

The Company's management, including the Chief Financial Officer, does not expect that its disclosure controls and procedures or internal controls and procedures will prevent all error and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the control. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions; over time, control may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

ITEM 16. RESERVED
ITEM 16A. Audit Committee Financial Expert ---Not Applicable ---
ITEM 16B. Code of Ethics ---Not Applicable ---
ITEM 16C. Principal Accountant Fees and Services ---Not Applicable ---
ITEM 16D. Exemptions from the Listing Standards for Audit Committees
              --- Not Applicable ---

                              PART III

ITEM 17. FINANCIAL STATEMENTS
The Company's financial statements are stated in Canadian Dollars (CDN$) and
are prepared in accordance with Canadian Generally Accepted Accounting
Principles (GAAP), the application of which, in the case of the Company,
conforms in all material respects for the periods presented with United States
GAAP, except as discussed in footnotes to the financial statements.

The financial statements as required under ITEM #17 are attached hereto and
found immediately following the text of this Registration Statement. The
audit report of Manning Elliott, independent Chartered Accountants, is
included herein immediately preceding the audited financial statements.

Audited Financial Statements
 Auditor's Report, dated 5/22/2003
 Balance Sheets at 3/31/2003 and 3/31/2002
 Statements of Operations and Deficit
   for the fiscal years ended 3/31/2003, 3/31/2002, and 3/31/2001
 Statements of Cash Flows
   for the fiscal years ended 3/31/2003, 3/31/2002, and 8/31/2001
 Notes to Financial Statements

Unaudited Interim Financial Statements
 Balance Sheets at 12/31/2003 and 12/31/2002
 Statement of Operations and Deficit
    for the Nine Months ended 12/31/2003 and 12/31/2002
 Statement of Cash Flows
    for the Nine Months ended 12/31/2003 and 12/31/2002
 Statement of Deferred Exploration and Development Costs
    for the Nine Months ended 12/31/2003 and 12/31/2002
 Notes to Financial Statements

ITEM 18. FINANCIAL STATEMENTS
The Company has elected to provide financial statements pursuant to ITEM #17.

ITEM 19. EXHIBITS

Page

1. Articles of Incorporation/Bylaws as currently in effect: 79
   1.1. Certificate of Incorporation, dated 6/26/1978
   1.2. Certificate of Name Change,   dated 7/31/1992
   1.2. Certificate of Name Change,   dated 1/30/2002
   1.3. Memorandum/Articles/By-Laws, dated 5/20/1992

2. Instruments defining the rights of holders of equity or
     debt securities being registered.
       --- Refer to Exhibit No. 1 ---

3. Voting Trust Agreements: No Disclosure Necessary

4. Material Contracts: No Disclosure Necessary
    a. Option Agreement for Shell Creek Property, dated 1/1/2003   105
    b. Option Agreement for Heidi Mineral Claims, dated 4/8/2003   121
    c. Option Agreement for Iron Horse Claim, dated 4/3/2003   137
    d. Management Agreement for Seamus Young, dated 2/1/2002   151

5. Foreign Patents: No Disclosure Necessary
6. Earnings Per Share Calculation: No Disclosure Necessary
7. Ratio of Earnings To Fixed Charges: No Disclosure Necessary
8. List of Subsidiaries: No Disclosure Necessary
9. Statement Regarding Date of Financial Statements: No Disclosure Necessary
10. Notice Required by Rul3e 104 of Regulation BTR: No Disclosure Necessary
11. Code of Ethics as required by ITEM No. 16:   No Disclosure Necessary

12: The certifications required by Rule 13a-14(a) or Rule 15d-14(a).......157

13. The certifications required by Rule 13a-14(b) or Rule 15d-14(b) and
     Section 1350 of Chapter 63 of Title 18 of the United States Code   158

14. Additional Exhibits:
     a. Consent of Auditor, Manning Elliott, dated 4/29/2004   159

Logan Resources Ltd.
(An Exploration Stage Company)
Financial Statements
For The Years Ended
March 31, 2003 and 2002
(Expressed in Canadian Dollars)

Auditors' Report

To the Shareholders of
Logan Resources Ltd.
(An Exploration Stage Company)

We have audited the balance sheets of Logan Resources Ltd. (An Exploration Stage Company) as at March 31, 2003 and 2002 and the statements of operations and deficit and cash flows for the years ended March 31, 2003, 2002 and 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards used in Canada and the United States. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects the financial position of the Company as at March 31, 2003 and 2002 and the results of its operations and the changes in its cash flows for the years ended March 31, 2003, 2002 and 2001 in accordance with generally accepted accounting principles used in Canada. As required by the British Columbia Company Act, we report that in our opinion, these principles have been applied on a consistent basis.

/s/ Manning Elliot

CHARTERED ACCOUNTANTS

Vancouver, British Columbia

May 22, 2003

Comments by Auditors for U.S. Readers on Canada-U.S. Reporting Conflict

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by going concern considerations such as described in Note 1 to the financial statements. Our report to the shareholders, dated May 22, 2003, is expressed in accordance with Canadian reporting standards which do not permit a reference to such considerations in the Auditors' Report when the consideration is adequately disclosed in the financial statements.

/s/ Manning Elliot

CHARTERED ACCOUNTANTS

Vancouver, British Columbia

May 22, 2003

Logan Resources Ltd.
(An Exploration Stage Company)
Balance Sheets
As at March 31, 2003 and 2002
(Expressed in Canadian Dollars)

	2003 $	2002 $
Assets		
Current Assets		
Cash	–	3,987
Accounts receivable	1,504	1,400
Prepaid expenses	38	–
Mining exploration tax credit receivable	26,182	–
	27,724	5,387
Property Bonds	5,000	7,500
Capital Assets *[Note 3]*	393	787
Cash Committed for Mineral Exploration *[Note 5[a]]*	27,962	–
Mineral Properties *[Note 4]*	310,527	137,881
	371,606	151,555
Liabilities		
Current Liabilities		
Cash borrowed from flow-through funds	5,977	–
Accounts payable and accrued liabilities	16,111	21,789
Due to related parties *[Note 6]*	5,518	93,997
	27,606	115,786
Shareholders' Equity (Deficit)		
Capital Stock *[Note 5]*	3,636,076	3,225,941
Deficit	(3,292,076)	(3,190,172)
	344,000	35,769
	371,606	151,555

Contingent Liability *[Note 1]*
Subsequent Events *[Note 9]*

Approved by the Board

"Seamus Young"   *"Michael J. Casselman"*
Seamus Young, Director   Michael J. Casselman, Director

(The Accompanying Notes are an Integral Part of the Financial Statements)

Logan Resources Ltd.

(An Exploration Stage Company)

Statements of Operations and Deficit

For the Years Ended March 31, 2003, 2002 and 2001
(Expressed in Canadian Dollars)

	2003 $	2002 $	2001 $
Expenses			
Accounting and audit	6,280	6,210	2,300
Administration	8,039	5,451	535
Amortization	394	262	–
Bank charges and interest	587	744	609
General grassroots staking costs	–	–	15,960
Legal	24,609	19,169	9,253
Management fees *[Note 6]*	30,000	30,000	30,000
Office and rent	12,000	12,000	–
Transfer agent and regulatory	16,203	12,673	13,079
Travel and promotion	3,792	2,656	2,619
Net Loss For The Year	101,904	89,165	74,355
Deficit - Beginning of Year	3,190,172	3,101,007	3,026,652
Deficit - End of Year	3,292,076	3,190,172	3,101,007
Loss per Share – with retroactive effect for the consolidation of share capital	(0.01)	(0.04)	(0.03)

(Diluted loss per share has not been presented as the result is anti-dilutive)

(The Accompanying Notes are an Integral Part of the Financial Statements)

Logan Resources Ltd.
(An Exploration Stage Company)
Statements of Cash Flows
For the Years Ended March 31, 2003 and 2002
(Expressed in Canadian Dollars)

	2003 $	2002 $	2001 $
Operating Activities			
Net loss for the year	(101,904)	(89,165)	(74,355)
Less non-cash item			
Amortization	394	262	–
	(101,510)	(88,903)	(74,355)
Net change in non-cash working capital items			
Prepaid expenses	(38)	–	–
Accounts receivable	(104)	(452)	2,736
Accounts payable and accrued liabilities	(5,678)	14,903	5,816
Cash To Operations	(107,330)	(74,452)	(65,803)
Financing Activities			
Advances from related parties	(24,349)	64,360	85,417
Capital stock issued	334,005	50,000	7,500
Less committed for mineral exploration	(155,405)	–	–
	154,251	114,360	92,917
Investing Activities			
Redemption of property bond	2,500	–	–
Acquisition of capital assets	–	(1,049)	–
Acquisition of and expenditures upon mineral properties	(186,828)	(36,250)	(27,317)
Less financed by cash committed for mineral exploration	127,443	–	–
	(56,885)	(37,299)	(27,317)
Increase (Decrease) in Cash During the Year	(9,964)	2,609	(203)
Cash - Beginning of Year	3,987	1,378	1,581
Cash (Deficiency) - End of Year	(5,977)	3,987	1,378
Non-Cash Financing Activities			
Mining exploration tax credit receivable	26,182	–	–
Issuance of shares for agents' commissions	19,680	–	–
Property option payment paid with shares	12,000	–	20,000
Issuance of shares to settle debt	64,130	131,678	–

(The Accompanying Notes are an Integral Part of the Financial Statements)

Logan Resources Ltd.
(An Exploration Stage Company)
Notes to Financial Statements
For the years ended March 31, 2003 and 2002

1. **Nature of Operations and Continuance of Business**

   The Company is in the business of acquiring and exploring mineral properties. There has been no determination whether properties held contain ore reserves which are economically recoverable.

   In the ordinary course of business, the Company sells or options property interests to third parties, accepting as consideration cash and/or securities of the acquiring party.

   The recoverability of valuations assigned to mineral properties is dependent upon the discovery of economically recoverable reserves, confirmation of the Company's interest in the properties, the ability to obtain necessary financing to complete development, and future profitable production or proceeds from disposition.

   These financial statements have been prepared on the going concern basis which implies that the Company will continue realizing its assets and discharging its liabilities in the normal course of business. The ability to continue as a going concern is dependent upon the Company achieving profitable operations, and/or securing adequate additional financing.

2. **Significant Accounting Policies**

   Basis of Accounting

   These financial statements were prepared using generally accepted accounting principles used in Canada. See Note 8 for material differences between Canadian and United States generally accepted accounting principles.

   Use of Estimates

   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions which affect the reported amounts of assets and liabilities at the date of the financial statements and revenues and expenses for the period reported. By their nature, these estimates are subject to measurement uncertainty and the effect on the financial statements of changes in such estimates in future periods could be significant.

   Cash and Equivalents

   The balance in cash and short-term investments consists of cash in bank accounts and short-term deposits with maturity dates of less than three months.

   Capital Assets

   Capital assets are recorded at cost and are amortized over four years.

   Stock-Based Compensation

   Compensation relating to stock options is accounted for by the fair value method. No compensation expense is recognized when stock or stock options are issued. Any consideration paid by directors and employees for shares on the exercise of stock options is credited to capital stock.

   Corporate Transaction Costs

   The Company accounts for the direct costs of corporate transactions as follows:

   [a] Issue of Equity Securities

   These costs are deferred if the transaction is more likely than not to be completed. Upon completion the costs are recorded as a capital transaction and applied to reduce gross proceeds of the equity securities issued. If the transaction is abandoned the costs are charged against operations.

Logan Resources Ltd.
(An Exploration Stage Company)
Notes to Financial Statements
For the years ended March 31, 2003 and 2002

2. Significant Accounting Policies (continued)

Corporate Transaction Costs (continued)

[b] Issue of Debt Securities

These costs are deferred if the transaction is more likely than not to be completed. Upon completion the costs are recorded as an asset and amortized to operations over the term to maturity. If the transaction is abandoned the costs are charged against operations.

[c] Business Acquisition Costs

These costs are deferred if the transaction is more likely than not to be completed. Upon completion the costs are included in the cost of the acquired business and are allocated to the acquired net assets. If the transaction is abandoned the costs are charged against operations.

Mineral Interests

The Company records its interests in mineral properties and areas of geological interest at cost. Costs relating to these interests are capitalized on the basis of specific claim blocks or areas of geological interest until the properties to which they relate are placed into production, sold, or allowed to lapse. Proceeds received as optionor of certain claim blocks are credited against cumulative costs as consideration is received. Costs will be amortized over the estimated useful life of given properties following commencement of production, or written off if mineral properties or projects are sold or allowed to lapse.

The Canadian Institute of Chartered Accountants has released Accounting Guideline 11 – Enterprises in the Development Stage. This guideline is effective for all fiscal years beginning on or after April 1, 2000. The Company believes that the application of this guideline will have a significant negative effect on the current carrying value of both Mineral claims and options and Deferred exploration and development costs.

An impairment may occur in the carrying value of mineral interests when one of the following conditions exists.

[i] the enterprise's work program on a property has significantly changed, so that previously identified resource targets or work programs are no longer being pursued;

[ii] exploration results are not promising and no more work is being planned in the foreseeable future; or

[iii] remaining lease terms are insufficient to conduct necessary studies or exploration work.

Once an impairment has been determined then a portion of the carrying value will be written down to net realizable value.

3. Capital Assets

	Cost $	Accumulated Amortization $	2003 Net Book Value $	2002 Net Book Value $
Computer equipment	1,050	657	393	787

Logan Resources Ltd.

(An Exploration Stage Company)

Notes to Financial Statements

For the years ended March 31, 2003 and 2002

4. **Mineral Properties**

Acquisition costs and exploration expenditures incurred to March 31, 2003, on the properties, are as follows:

	Acquisition Costs $	Exploration Expenditures $	Total 2003 $	Total 2002 $
Redford Property [[a] below]				
Beginning of year	3,167	64,196	67,363	61,986
Incurred during the year	–	9,924	9,924	5,377
End of year	3,167	74,120	77,287	67,363
Albert Creek Property [[b] below]				
Beginning of year	10,000	28,047	38,047	20,044
Incurred during the year	–	127,826	127,826	18,003
End of year	10,000	155,873	165,873	38,047
Antler Creek Property [[c] below]				
Beginning of year	16,773	15,698	32,471	19,601
Incurred during the year	12,000	6,628	18,628	12,870
End of year	28,773	22,326	51,099	32,471
Shell Creek Property [[d] below]				
Beginning of year	–	–	–	–
Incurred during the year	–	16,268	16,268	–
End of year	–	16,268	16,268	–
Total	41,940	268,587	310,527	137,881

[a] Redford Property (Alberni Mining Division, B.C.)

The Company owns five (5) claims representing 91 units expiring November, 2003. Four (4) of these claims representing 75 units are held in trust on behalf of the Company by the President of the Company. The Company plans to raise funds to advance the exploration of located targets.

[b] Albert Creek Property (Liard Mining Division, B.C.)

The Company owns the right to earn a 100% interest (51% has been earned), subject to a 2% NSR Royalty, in eleven mineral claims from two individuals, one being the President of the Company. This option is exercisable in three stages. The first stage (51%) has been completed by paying $10,000 of out-of-pocket staking costs (paid by issuing 100,000 shares at $.10 per share) and incurring $75,000 of exploration expenditures. To exercise the second stage (24%) the Company must issue 240,000 shares and incur a further $150,000 of exploration expenditures by September 26, 2003. To exercise the third stage (25%) the Company must issue a further 360,000 shares by September 26, 2004. The Company will retain the right to acquire a 1% NSR Royalty by paying $1,000,000 to the optionors.

Logan Resources Ltd.
(An Exploration Stage Company)
Notes to Financial Statements
For the years ended March 31, 2003 and 2002

4. Mineral Properties (continued)

[c] Antler Creek Property (Cariboo Mining Division, B.C.)

Pursuant to an Option Agreement dated May 23, 2000 and amended June 21, 2002, the Company acquired the right to earn a 100% interest, subject to a 2% NSR Royalty, in 49 mineral claims representing 64 units from two individuals, one being the son of the President of the Company. During the year the Company acquired the claims, subject to a 2% NSR Royalty, by issuing 100,000 shares at a fair value of $12,000.

[d] Shell Creek Property

Pursuant to an Option Agreement dated January 1, 2003, the Company acquired the right to earn a 100% interest, subject to a 2% NSR Royalty, in 70 mineral claims in the Dawson Mining District, Yukon Territory. In order to exercise the option the Company must pay $155,000 over a four year period ($10,000 of assay and helicopter expenses paid and $15,000 paid), issue 1,000,000 shares over a five year period (100,000 issued subsequent to year end) and incur $1,550,000 of exploration expenditures, all in stages over a five year period with the first $150,000 to be incurred by January 1, 2004. The Optionor has retained a 2% NSR, and the Company has the option to purchase a 1% NSR for $2,000,000 and has the right of first refusal on the other 1% NSR.

The following table represents exploration expenditures incurred during the year:

	Redford Property $	Albert Creek $	Antler Creek $	Shell Creek $	Total $
Assaying and sampling	–	578	–	6,598	7,176
Drafting, mapping and surveying	2,756	1,544	–	3,109	7,409
Drilling	–	65,477	–	–	65,477
Equipment storage, rental and maintenance	–	225	–	–	225
Filing and recording	1,508	7,415	724	–	9,647
Geological fees, wages and costs	2,147	12,640	1,304	1,870	17,961
Licenses, permits and taxes	235	176	1,388	–	1,799
Road-building, clearing and flagging	–	22,328	–	–	22,328
Supervision and assistance *[Note 6]*	3,750	22,500	3,750	–	30,000
Travel	695	9,565	–	4,673	14,933
Wages and benefits	–	9,855	–	18	9,873
BC Mining and Exploration Tax Credits *[below]*	(1,167)	(24,477)	(538)	–	(26,182)
	9,924	127,826	6,628	16,268	160,646

The Company applies for Mining Exploration Tax Credits ("METC") on qualifying British Columbia mineral exploration expenditures incurred. The current year's METC, totalling $26,182 has been accrued as at March 31, 2003.

Logan Resources Ltd.
(An Exploration Stage Company)
Notes to Financial Statements
For the years ended March 31, 2003 and 2002

5. **Capital Stock**

Pursuant to a special resolution passed by shareholders September 28, 2001, the Company consolidated its capital on a five old for one new basis and changed the name of the Company to Logan Resources Ltd. The Company also increased its authorized share capital to 100,000,000 common shares without par value.

Authorized: 100,000,000 common shares without par value

	Number of shares	Value $
Issued and allotted as at March 31, 2001	10,970,603	3,044,263
Consolidation on a 1 new for 5 old basis	(8,776,483)	–
	2,194,120	3,044,263
Issued during 2002 for:		
- cash - private placement at $0.05 per share	1,000,000	50,000
- debt settlement at $0.125 per share	1,053,400	131,678
Issued and allotted as at March 31, 2002	4,247,520	3,225,941
Issued during 2003 for:		
- flow-through	1,061,666	127,400
- non flow-through	988,334	118,600
Agents' commissions	164,000	19,680
Share issue costs	–	(19,680)
Mineral property option payment	100,000	12,000
Debt settlement at $0.15 per share	427,532	64,130
Warrants exercised	900,000	90,000
Less proceeds receivable (received subsequently)	–	(30,000)
Issued as at March 31, 2003	7,889,052	3,608,071
Allotted during 2003 for:		
- cash flow-through (Note [d] below)	186,700	28,005
Issued and allotted as at March 31, 2003	8,075,752	3,636,076

[a] Private placement

During the year, the Company completed a private placement of 1,061,666 flow-through units at a price of $0.12 per unit, and 988,334 non-flow-through units at a price of $0.12 per unit for gross proceeds of $246,000. Each flow-through unit consisted of one flow-through common share and one non-transferable share purchase warrant. Each non-flow-through unit consisted of one common share and one warrant. Each warrant entitles the holder to purchase one non-flow-through common share exercisable at a price of $0.17 per share expiring September 10, 2003. In addition, $28,005 has been received for 186,700 flow-through shares, which have not yet been issued.

Pursuant to the flow-through shares issued and allotted, the Company is committed to spend $155,405 on Canadian Exploration Expenditures ("CEE"). $144,457 was spent between September 2002 and March 31, 2003 and $10,948 is to be spent during fiscal 2004.

A total of $127,400 of CEE was renounced in favour of subscribers effective December 31, 2002.

Logan Resources Ltd.
(An Exploration Stage Company)
Notes to Financial Statements
For the years ended March 31, 2003 and 2002

5. **Capital Stock (continued)**

   [b] Stock options

      On April 12, 2002 stock options for the purchase of 416,000 shares exercisable at $0.20 per share expiring April 12, 2004 were granted to certain directors and employees and remain outstanding as at March 31, 2003. All previous stock options were cancelled.

   [c] Warrants

      As at March 31, 2003 there were 2,562,000 warrants outstanding exercisable into 2,562,000 common shares at $0.17 per share expiring on September 10, 2003.

   [d] Shares allotted

      [i] A total of 20,000 shares were paid for in a prior year but have not been issued.

      [ii] A total of 186,700 flow-through shares were paid for in 2003 but were not issued as at March 31, 2003. Subsequent to March 31, 2003 the TSX Venture Exchange approved this agreement and 186,700 flow through shares were issued along with warrants to acquire 186,700 shares at an exercise price of $0.20 per share.

6. **Related Party Transactions/Balances**

   [a] The Company paid the following amounts to related parties at their exchange amounts:

	2003 $	2002 $
Management fees paid to the President of the Company	–	25,000
Management fees paid to a company controlled by the President of the Company	30,000	5,000
Property supervision fees paid to the President of the Company	–	15,000
Property supervision fees paid to a company controlled by the President of the Company	30,000	5,000
	60,000	50,000

   [b] The President of the Company is owed $5,518 which amount is unsecured non-interest bearing and due on demand.

   [c] See Note 4[b] and [c] for mineral property option agreements with related parties.

   [d] During the year the Company settled $64,130 of related party debt by issuing 427,532 common shares at $0.15 per share.

   The above payments and agreements are bona-fide business transactions negotiated at their exchange amounts.

Logan Resources Ltd.
(An Exploration Stage Company)
Notes to Financial Statements
For the years ended March 31, 2003 and 2002

7. **Losses and Deductions for Tax Purposes**

The Company has $649,000 unutilized tax losses to carry forward to reduce future years taxable income, expiring as follows:

	$		$
2004	153,000	2008	58,000
2005	113,000	2009	89,000
2006	80,000	2010	105,000
2007	51,000		

The Company has available Canadian and foreign exploration expenditures to reduce taxable income of future years. These expenditures, totalling some $1,542,000 can be claimed at varying rates.

The potential benefits of the income tax losses and timing differences arising from the exploration expenditures have not been recognized in the accounts as realization of these benefits is not more likely than not.

8. **Material Differences Between Canadian and United States Generally Accepted Accounting Principles (GAAP)**

The Company prepares its financial statements in accordance with accounting principles generally accepted in Canada ("Canadian GAAP"), which differ in certain respects from those principles that the Company would have followed had its financial statements been prepared in accordance with accounting principles generally accepted in the United States ("US GAAP"). The material differences between Canadian and US GAAP, which affect the Company's financial statements, are described below, and their effect on the financial statements is summarized as follows:

	2003 $	2002 $
Loss in accordance with Canadian GAAP	(101,904)	(89,165)
Deduct:		
Unproven property interests and deferred expenditures incurred in the year and capitalized	(172,646)	(36,250)
Stock based compensation	(11,302)	-
Loss in accordance with US GAAP	(285,852)	(125,415)
Loss per share (US GAAP)	(0.05)	(0.04)
	#	#
Weighted average shares outstanding (US GAAP)	6,160,000	3,220,000

68

Logan Resources Ltd.
(An Exploration Stage Company)
Notes to Financial Statements
For the years ended March 31, 2003 and 2002

8. **Material Differences Between Canadian and United States Generally Accepted Accounting Principles (GAAP) (continued)**

Statement of Cash Flows in Accordance with US GAAP

	2003 $	2002 $
Cash flows from operating activities		
Loss in accordance with US GAAP	(285,852)	(125,415)
Adjustments to reconcile loss to net cash used by operating activities		
Amortization	394	262
Stock-based compensation	11,302	-
Change in prepaid expenses	(38)	-
Change in accounts receivable	(104)	(452)
Change in accounts payable	(5,678)	14,903
	(279,976)	(110,702)
Cash flows from investing activities		
Exploration advances	(14,182)	-
Acquisition of capital assets	-	(1,049)
Redemption of property bond	2,500	-
	(11,682)	(1,049)
Cash flows from financing activities		
Shares issued for cash	178,600	50,000
Advances from related parties	(24,349)	64,360
Funds committed for exploration	127,443	-
	281,694	114,360
Increase (Decrease) in Cash	(9,964)	2,609
Shareholders' equity – Canadian GAAP	344,000	35,796
Option interests and deferred exploration expenditures	(310,527)	(137,881)
Shareholders' equity (deficiency) – US GAAP	33,473	(102,085)
Option interests and deferred exploration expenditures – Canadian GAAP	310,527	137,881
Option interests and deferred exploration expenditures expensed per US GAAP	(310,527)	(137,881)
Option interests and deferred exploration expenditures – US GAAP	-	-

Logan Resources Ltd.
(An Exploration Stage Company)
Notes to Financial Statements
For the years ended March 31, 2003 and 2002

8. **Material Differences Between Canadian and United States Generally Accepted Accounting Principles (GAAP) (continued)**

[i] Under Canadian GAAP, companies have the option to defer exploration expenditures on prospective properties until such time as it is determined that further work is not warranted, at which point capitalized costs would be written off. Under US GAAP, all exploration expenditures are expensed until an independent feasibility study has determined that the property is capable of commercial production. At this stage, the Company has not yet identified economically recoverable reserves on any of its interests. Accordingly, under US GAAP, all exploration costs incurred are expensed.

[ii] The Company did not previously recognize stock-based compensation under Canadian GAAP. Under US GAAP, had the Company elected to recognized stock-based compensation based on the estimated fair value of stock options granted, the Company would have recognized a stock-based compensation expense of $11,302 (2002 - $nil).

9. **Subsequent Events**

Subsequent to March 31, 2003, the Company has:

[a] granted stock options to a director of the Company to purchase up to 52,000 common shares at an exercise price of $0.20, expiring April 8, 2005;

[b] entered into an option agreement to acquire a 100% interest, subject to a 2% NSR Royalty, in the Heidi Mineral Claims located in the Mayo Mining District, Yukon Territory. In order to exercise the option, the Company must pay $180,000, issue 1,000,000 shares and incur $600,000 of exploration expenditures, all in stages over a period of five years;

[c] issued 100,000 shares and paid $15,000 pursuant to the Shell Creek Property Option Agreement;

[d] entered into an option agreement to acquire a 100% interest, subject to a 3% NSR Royalty, in the Iron Horse and Bolivar Mineral Claims, located in the Osoyoos Mining District, British Columbia. In order to exercise the option, the Company must pay $75,000 ($5,000 paid) and issue up to 300,000 shares (50,000 issued), in stages over a period of three years. The Company has the option to satisfy 50% of the cash payment obligations in the second and third year by issuing additional shares of the Company.

[e] received $30,000 from a related party pursuant to warrants exercised and shares issued prior to March 31, 2003.

Logan Resources Ltd.

(An Exploration Stage Company)

Financial Statements

For The Nine Months Ended

December 31, 2003 and 2002
(Expressed in Canadian Dollars)

LOGAN RESOURCES LTD.
BALANCE SHEETS
AS AT DECEMBER 31, 2003 AND 2002

	2003 $	2002 $
ASSETS		
CURRENT ASSETS		
Cash	643	12,242
Accounts receivable	–	47
Goods and services tax recoverable	398	8,101
Prepaid expenses and deposits	139	19,718
Total Current Assets	1,180	40,108
PROPERTY BONDS	5,000	5,000
PROPERTY AND EQUIPMENT (Note 4)	393	610
MINERAL PROPERTIES (Note 5)	465,680	314,070
TOTAL ASSETS	472,253	359,788
LIABILITIES		
CURRENT LIABILITIES		
Accounts payable and accrued liabilities	23,353	36,387
Share subscriptions received	3,000	
Due to related parties (Note 6)	63,012	21,379
Total Current Liabilities	89,365	57,766
SHAREHOLDERS' EQUITY		
SHARE CAPITAL (Note 7)	3,739,076	3,567,751
DEFICIT	(3,356,188)	(3,265,729)
TOTAL SHAREHOLDERS' EQUITY	382,888	302,022
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	472,253	359,788

FUTURE OPERATIONS (Note 1)
COMMITMENTS (Note 5)
SUBSEQUENT EVENT (Note 9)

Approved by the Board:

"Seamus Young"
Seamus Young, President and Chief Executive
Officer

"Judith T. Mazvihwa""
Judith T. Mazvihwa, Director and Secretary

LOGAN RESOURCES LTD.
STATEMENT OF OPERATIONS AND DEFICIT
FOR THE NINE MONTHS ENDED DECEMBER 31, 2003 AND 2002

	2003 $	2002 $
ADMINISTRATION COSTS:		
Accounting and audit	4,022	–
Amortization	–	177
Bank charges and interest	(35)	548
Business development and promotion	5,571	3,574
Legal fees	3,707	19,843
Management fees	22,500	22,500
Mining conventions, seminars, professional development	1,998	–
Office and miscellaneous	5,430	3,120
Rent	5,850	9,000
Salaries and benefits	609	3,000
Stock exchange and filing fees	10,673	5,978
Transfer agent	3,706	7,623
Travel	81	194
TOTAL EXPENSES AND LOSS	64,112	75,557
DEFICIT AT BEGINNING OF PERIOD	3,292,076	3,190,172
DEFICIT AT END OF PERIOD	3,356,188	3,265,729
Loss per share	0.008	0.014

LOGAN RESOURCES LTD.
STATEMENT OF CASH FLOWS
FOR THE NINE MONTHS ENDED DECEMBER 31, 2003 AND 2002

	2003 $	2002 $
OPERATING ACTIVITIES		
Net loss for the period	(64,112)	(75,557)
Adjustments to reconcile net loss to net cash		
Amortization	–	177
	(64,112)	(75,380)
Change in non-cash working capital items:		
Goods and services tax recoverable	1,106	(6,701)
Share subscription advances	3,000	
Due to related parties	57,496	(72,618)
Prepaid expenses and deposits	(100)	(17,218)
Mining exploration tax credit	26,182	–
Accounts receivable	–	(47)
Accounts payable and accrued liabilities	7,240	14,597
NET CASH USED IN OPERATING ACTIVITIES	30,812	(157,367)
FINANCING ACTIVITIES		
Issue of share capital for cash		341,810
Issue of share capital for mineral properties	103,000	
	103,000	341,810
INVESTING ACTIVITIES		
Deferred exploration costs - net of depreciation	(27,833)	(164,188)
Acquisition costs of mineral properties	(127,321)	(12,000)
NET CASH USED IN INVESTING ACTIVITIES	(155,154)	(176,188)
INCREASE (DECREASE) IN CASH DURING PERIOD	(21,342)	8,255
CASH - BEGINNING OF PERIOD	21,985	3,987
CASH - END OF PERIOD	643	12,242

LOGAN RESOURCES LTD.
STATEMENT OF DEFERRED EXPLORATION AND DEVELOPMENT COSTS
FOR THE NINE MONTHS ENDED DECEMBER 31, 2003 AND 2002

	2003	2002
	$	$
EXPLORATION AND DEVELOPMENT COSTS		
Assays	–	5,060
Drafting and mapping	935	1,544
Drilling	–	65,477
Field crew accommodation and meals	–	146
Geological consultants wages, fees and costs	1,714	15,995
Helicopter and aircraft	–	5,745
Labour and payroll assessments	22,501	31,978
Licence and recording fees	2,244	5,117
Line cutting, clearing and flagging	–	8,708
Road building and maintenance	–	13,620
Supplies and miscellaneous	54	805
Surveys	–	1,500
Travel	385	8,493
TOTAL COSTS INCURRED DURING THE PERIOD	27,833	164,188
BALANCE - BEGINNING OF PERIOD	268,587	107,942
BALANCE - END OF PERIOD	296,420	272,130

LOGAN RESOURCES LTD.
NOTE TO THE FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED DECEMBER 31, 2003 AND 2002

1.   While the information presented in the accompanying nine months financial statements is unaudited, it included all adjustments, which are, in the opinion of management, necessary to present fairly the financial position, results of operations and its cash flows for the interim periods presented. These interim financial statements follow the same accounting policies and methods in their application as the Company's annual financial statements. It is suggested that these interim financial statements be read in conjunction with the company's audited annual March 31, 2003 financial statements.

2.   **MATERIAL DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP)**

The Company prepares its financial statements in accordance with accounting principles generally accepted in Canada ("Canadian GAAP"), which differ in certain respects from those principles that the Company would have followed had its financial statements been prepared in accordance with accounting principles generally accepted in the United States ("US GAAP"). The material differences between Canadian and US GAAP, which affect the Company's financial statements, are described below, and their effect on the financial statements is summarized as follows:

	2003 $	2002 $
Loss in accordance with Canadian GAAP	(64,112)	(75,557)
Deduct:		
Unproven property interests and deferred expenditures incurred in the year and capitalized	(155,153)	(176,189)
Stock based compensation	(9,578)	(8,354)
Loss in accordance with US GAAP	(228,843)	(260,100)
Loss per share (US GAAP)	(0.03)	(0.07)
	#	#
Weighted average shares outstanding (US GAAP)	6,980,000	3,730,000

Statement of Cash Flows in Accordance with US GAAP

	2003 $	2002 $
Cash flows from operating activities		
Loss in accordance with US GAAP	(228,843)	(260,100)
Adjustments to reconcile loss to net cash used by operating activities		
Amortization	–	177
Stock-based compensation	103,000	8,354
Change in prepaid expenses	(100)	(17,218)
Change in accounts receivable	30,288	(6,748)
Change in accounts payable	7,243	14,597
	(78,834)	(260,938)
Cash flows from investing activities	–	–
Cash flows from financing activities		
Shares issued for cash	–	341,810
Advances from related parties	57,496	(72,617)
Funds committed for exploration	(5)	–
	57,491	269,193
Increase (Decrease) in Cash	(21,343)	8,255

LOGAN RESOURCES LTD.
NOTE TO THE FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED DECEMBER 31, 2003 AND 2002

MATERIAL DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) (continued)

	2003 $	2002 $
Shareholders' equity – Canadian GAAP	382,887	302,022
Option interests and deferred exploration expenditures	(465,680)	(314,070)
Shareholders' equity (deficiency) – US GAAP	(82,793)	(12,048)
Option interests and deferred exploration expenditures – Canadian GAAP	465,680	314,070
Option interests and deferred exploration expenditures expensed per US GAAP	(465,680)	(314,070)
Option interests and deferred exploration expenditures – US GAAP	–	–

[i] Under Canadian GAAP, companies have the option to defer exploration expenditures on prospective properties until such time as it is determined that further work is not warranted, at which point capitalized costs would be written off. Under US GAAP, all exploration expenditures are expensed until an independent feasibility study has determined that the property is capable of commercial production. At this stage, the Company has not yet identified economically recoverable reserves on any of its interests. Accordingly, under US GAAP, all exploration costs incurred are expensed.

[ii] The Company did not previously recognize stock-based compensation under Canadian GAAP. Under US GAAP, had the Company elected to recognized stock-based compensation based on the estimated fair value of stock options granted, the Company would have recognized a stock-based compensation expense of $9,578 (2002 - $8,354).

SIGNATURE PAGE

Pursuant to the requirements of Section 12g of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-FR and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Logan Resources Ltd.
Registrant

Dated: April 29, 2004   By /s/ Seamus Young
                           Seamus Young, President/Director

Dated: April 29, 2004   By /s/ Judith T. Mazvihwa
                           Judith T. Mazvihwa, Corporate Secretary

BRITISH
COLUMBIA

CERTIFICATE
OF
CHANGE OF NAME

COMPANY ACT

I Hereby Certify that

CONSOLIDATED LOGAN MINES LTD.

has this day changed its name to

LOGAN RESOURCES LTD.

Issued under my hand at Victoria, British Columbia
on January 30, 2002





JOHN S. POWELL
Registrar of Companies
PROVINCE OF BRITISH COLUMBIA
CANADA

I CERTIFY THIS IS A COPY OF A DOCUMENT FILED ON

JAN 30 2002

20

JOHN S. POWELL
REGISTRAR OF COMPANIES
PROVINCE OF BRITISH COLUMBIA

FORM 19

(Section 348)

COMPANY ACT

Certificate of Incorporation
No. 177147

SPECIAL RESOLUTION

The following special resolution was passed by the undermentioned company on the date stated:

Name of Company: Consolidated Logan Mines Ltd.

Date resolution passed: September 28, 2001

RESOLUTION:

" It was moved and seconded to approve special resolutions to:

(a) consolidate the Company's issued and unissued common shares without par value on the basis of one (1) new for five (5) old common shares, as a result of which the authorised capital shall be reduced from 50,000,000 common shares to 10,000,000 common shares, and the issued common shares shall be reduced from 10,870,603 to 2,174,120.6 common shares; and

(b) upon completion of the special resolution to consolidate the common shares, to increase the authorised capital to 100,000,000 common shares without par value, and to alter the memorandum of the Company in accordance with such special resolutions. **CARRIED, AS TO BOTH SPECIAL RESOLUTIONS.**

It was moved and seconded to approve a special resolution to change the name of the Company to "Logan Resources Ltd.", or such other name as may be approved by the directors of the Company, and to alter the memorandum accordingly. **CARRIED.**"

Altered memorandum is attached.

Certified a true copy January 16, 2002.

Signature

Solicitor

Relationship to Company

80

SCHEDULE "A"

ALTERED MEMORANDUM

OF

LOGAN RESOURCES LTD.

(as altered by Special Resolutions dated September 28, 2001)

1. The name of the Company is **LOGAN RESOURCES LTD.**

2. The authorized capital of the Company consists of One Hundred Million (100,000,000) common shares without par value.





NUMBER: **177147**

CERTIFICATE OF CONVERSION

COMPANY ACT

CANADA
PROVINCE OF BRITISH COLUMBIA

I Hereby Certify that **Logan Mines Ltd.(N.P.L.)**, which was incorporated on July 26, 1978 under certificate number 177147 as a specially limited company, has pursuant to the *Company Act*, this day converted to a limited company under the name **CONSOLIDATED LOGAN MINES LTD**.

Issued under my hand at Victoria, British Columbia,
on July 21, 1992

Liz Mueller

LIZ MUELLER
A/Deputy Registrar of Companies

Province of British Columbia

Form 21
(Section 371)

COMPANY ACT

Certificate of
Incorporation No. 177,147

SPECIAL RESOLUTION

The following special resolution was passed by the undermentioned Company on the date stated:

Name of Company: LOGAN MINES LTD. (N.P.L.)

Date resolution passed: May 20, 1992

Resolution:

"UPON MOTION IT WAS RESOLVED, as a special resolution, that:

1.   The Company convert from a specially limited company into a limited company having a Memorandum according to Form 1 in the Second Schedule to the *Company Act* and for that purpose the Memorandum and Articles be and the same are hereby altered so that the conditions and provisions thereof comply with the requirements of the *Company Act* for a limited company.

2.   The Memorandum be altered by:

   (a)   deleting the expression "(N.P.L.)" from clause 1;

   (b)   cancelling the restrictions on the businesses which the company is permitted to carry on referred to in clauses 2(a) and 2(b); and

   (c)   cancelling the restrictions on the powers of the company referred in clases 3(a) and 3(b).

3.   The Articles be altered by:

   (a)   deleting the expression "(N.P.L.)" where it appears on page 1; and

   (b)   deleting existing Articles numbered 1 to 21 of the Company in their entirety and adopting as the Articles of the Company Articles numbered 1 to 20 presented to the meeting and initialled by the Chairman for identification."

"UPON MOTION IT WAS RESOLVED as a Special Resolution, that:

(a)   The share capital of the Company be altered by consolidating all of the 5,000,000 authorized shares without par value, both issued and unissued, into 1,666,666 2/3 shares without par value, every three (3) of such shares before consolidation being consolidated into one (1) share;

(b) Paragraph two of the Memorandum of the Company be altered by deleting it in its entirety and substituting the following therefor:

"2. The authorized capital of the Company consists of One Million Six Hundred Sixty-Six Thousand Six Hundred and Sixty-Six and Two-Thirds shares (1,666,666 2/3) without par value.""

"UPON MOTION IT WAS RESOLVED as a Special Resolution, that:

(a) the share capital of the Company be altered by increasing the authorized capital of the Company from 1,666,666 2/3 post-consolidation shares without par value to 50,000,000 post-consolidation common shares without par value, all shares issued and unissued ranking pari passu.

(b) Paragraph two of the Memorandum of the Company be altered by deleting it in its entirety and substituting the following therefor:

"2. The authorized capital of the Company consists of Fifty Million (50,000,000) common shares without par value.""

"UPON MOTION IT WAS RESOLVED as a special resolution that:

(a) The name of the Company be changed from "Logan Mines Ltd." to "Consolidated Logan Mines Ltd."

(b) The Memorandum of the Company be altered by deleting Paragraph one in its entirety and substituting the following therefor:

"1. The name of the Company is CONSOLIDATED LOGAN MINES LTD.""

The form of Altered Memorandum as adopted by the Company as the Memorandum of the Company is attached hereto as Schedule "A".

The form of Articles as adopted by the Company as the Articles of the Company are attached hereto as Schedule "B".

Certified a true copy the 15 day of June, 1992.

RAND EDGAR & SEDUN



William A. Rand,
Solicitor

(6169S)

ALTERED MEMORANDUM

OF

CONSOLIDATED LOGAN MINES LTD.

(as altered by Special Resolution passed: May 20, 1992)

We wish to be formed into a company with limited liability under the *Company Act* in pursuance of this Memorandum.

1.   The name of the Company is **CONSOLIDATED LOGAN MINES LTD.**

2.   The authorized capital of the Company consists of Fifty Million (50,000,000) common shares without par value.

(6169S.3)

SCHEDULE "B"

PROVINCE OF BRITISH COLUMBIA
"COMPANY ACT"
ARTICLES
OF

CONSOLIDATED LOGAN MINES LTD.

PART 1
TABLE OF CONTENTS

PART 2

INTERPRETATION

2.1   These Articles are subject to the provisions of the "Company Act" and any reference herein to the "Companies Act" shall be a reference to the "Company Act".

2.2   In these Articles, unless there is something in the subject or context inconsistent herewith:

"Board" and "Directors" or "directors" mean the Directors or sole Director of the Company for the time being.

"Company Act" means the Company Act of the Province of British Columbia from time to time in force and includes the regulations made pursuant thereto.

"registered owner", "registered holder", "owner" or "holder" when used with respect to a share in the authorized capital of the Company means the person registered in the register of members in respect of such share.

2.3   A reference to writing includes any visible form of representing or reproducing words.

2.4   Words importing the singular or plural, a person or corporation, or the masculine, feminine or neuter gender shall include the other or others of them respectively as the context requires.

2.5   The meaning of any words or phrases defined in the Company Act shall, if not inconsistent with the subject or context, bear the same meaning in these Articles.

PART 3

SHARES

3.1   The Shares of the Company shall be under the control of the Directors who may, subject to the rights of the holders of shares for the time being issued, issue, allot, sell or otherwise dispose of, or grant options or otherwise deal in shares authorized but not outstanding at such times, to such persons (including Directors), in such manner, upon such terms and conditions, and at such price or for such consideration, as they, in their absolute discretion, may determine.

3.2   The Directors, on behalf of the Company, may pay a commission or allow a discount to any person in consideration of his subscribing or agreeing to subscribe, whether absolutely or conditionally, for any shares in the Company or procuring or agreeing to procure subscriptions, whether absolutely or conditionally, for any such shares.

3.3 Except as required by law or these Articles, no person shall be recognized by the Company as having any interest whatsoever in any share except the registered holder thereof.

3.4 If a share is registered in the names of two or more persons they shall be joint holders.

3.5 Delivery of a share certificate to one of several joint registered holders or to his duly authorized agent shall be sufficient delivery to all. Neither the Company nor any transfer agent shall be liable for any loss occasioned to the member owing to any share certificate being lost in the mail or stolen.

3.6 A share certificate or debt obligation bearing the printed or mechanically reproduced signature of a person shall not be invalid at its date of issue by reason of the fact that such person shall have ceased to hold the office he is stated to hold on such certificate or debt obligation.

PART 4

BRANCH REGISTERS

4.1 Unless prohibited by the Company Act, the Company may keep or cause to be kept one or more branch registers of members or debenture holders at such place or places as the Directors may from time to time determine.

PART 5

TRANSFER AND TRANSMISSION OF SHARES

5.1 Subject to the provisions of the Memorandum and of these Articles, a member may transfer any of his shares by instrument in writing executed by or on behalf of such member and delivered to the Company or its transfer agent. The instrument of transfer may be in the form, if any, on the back of the share certificate representing the shares, or in such other form as the Directors may from time to time approve. Except to the extent that the Company Act may otherwise provide, the transferor shall be deemed to remain the holder of the shares until the name of the transferee is entered in the register of members or a branch register of members in respect thereof.

5.2 The signature of the registered owner of any shares, or of his duly authorized attorney, upon the instrument of the transfer shall constitute a complete and sufficient authority to the Company, its directors, officers and agents to register in the name of the transferee as named in the instrument of transfer or, if no transferee is named in the instrument of transfer, in the name of the person on whose behalf any certificate for the shares to be transferred is deposited with the Company for the purpose of having the transfer registered, the number of shares specified in the instrument of transfer or, if no number is specified, all the shares represented by all share certficates deposited with the instrument of transfer.

5.3   Neither the Company nor any Director, officer or agent thereof shall be bound to inquire into the title of the person named in the instrument of transfer as transferee, or, if no person is so named, of the person on whose behalf the certificate is deposited for the purpose of having the transfer registered, or be liable to any person for registering or not registering the transfer, and the transfer when registered shall confer upon the person in whose name the shares have been registered a valid title to the shares.

5.4   Every instrument of transfer shall be executed by the transferor and left for registration at the registered office of the Company or at the office of its transfer agent or registrar together with the share certificate for the shares to be transferred and such other evidence, if any, as the Directors or transfer agent or registrar may require to prove the title of the transferor to, or his right to transfer, the shares and the right of the transferee to have the transfer registered. If the transfer is registered all instruments of transfer and evidence shall be retained by the Company or its transfer agent or registrar and, if the transfer is not registered, they together with the share certificate shall be returned to the person depositing them.

5.5   There shall be paid to the Company in respect of the registration of any transfer such sum, if any, as the Directors may from time to time determine.

5.6   In the case of the death of a member, his legal personal representative, or if he was a joint holder the surviving joint holder, shall be the only person recognized by the Company as having any title to his interest in the shares. Before recognizing a person as a legal personal representative the Directors may require him to obtain from a court of competent jurisdiction a grant of letters probate or letters of administration.

PART 6

PURCHASE AND REDEMPTION OF SHARES

6.1   The Company may purchase any of its shares unless the special rights and restrictions attached thereto otherwise provide.

6.2   If the Company proposes to redeem some but not all of the shares of any class, the Directors may, subject to the special rights and restrictions attached to such class of shares, decide the manner in which the shares to be redeemed are to be selected.

PART 7

GENERAL MEETINGS

7.1   The date, time and place of all general meetings of the Company within the Province of British Columbia shall be fixed by the Directors.

7.2   All business that is transacted at a general meeting shall be special, except, in the case of an annual general meeting, the conduct of, and voting at, such meeting, the consideration of the financial statements, the report of the Directors and Auditor, a resolution to elect two or more directors by a single resolution, the election of Directors, the appointment of the Auditor, the fixing of the remuneration of the Auditor and such other business as by these Articles or the Company Act may be transacted at a general meeting without prior notice thereof being given to the members or any business which is brought under consideration by the report of the Directors, and in the case of any other general meeting, such business as relates to the conduct of or voting at that meeting.

7.3   Except as otherwise provided by the Company Act, where any special business to be considered at a general meeting includes considering approving, ratifying, adopting or authorizing any document or the execution thereof or the giving of effect thereto, the notice convening the meeting shall be sufficient if, with respect to such document, it states that a copy of the document is or will be available for inspection by members at the registered office or records office of the Company or at such other place in British Columbia designated in the notice during usual business hours up to the date of such general meeting.

7.4   No business, other than the election of the chairman or the adjournment of the meeting, shall be transacted at any general meeting unless there is a quorum at the commencement of the meeting, but the quorum need not continue throughout the meeting.

7.5   If there is only one member, a quorum is one person present and being, or representing by proxy or other proper authority, such member. If there is more than one member, a quorum is two members entitled to attend and vote at the meeting who may be represented by proxy or other proper authority.

7.6   If within half an hour from the time appointed for a general meeting a quorum is not present, the meeting, if convened upon the requisition of members, shall be dissolved. In any other case it shall stand adjourned, at the discretion of the chairman, to either the next day, or the same day in the next week, at the same time and place. If at the adjourned meeting a quorum is not present within half an hour from the time appointed for the meeting, the person or persons present and being or representing by proxy a member or members entitled to attend and vote at the meeting, shall be a quorum.

7.7   The Chairman of the Board, if any, or in his absence the President of the Company or in his absence a Vice-President of the Company, if any, shall be entitled to preside as chairman at every general meeting of the Company.

7.8   If at any general meeting neither the Chairman of the Board nor the President nor a Vice-President is present within fifteen (15) minutes after the time appointed for holding the meeting or if present is not willing to act as chairman, the Directors present shall choose a chairman; but if all the Directors present decline to take the chair or fail so to choose or if no Director is present, the members present shall choose a chairman. The chairman need not be a member.

7.9   The chairman may, and shall if so directed by the meeting, adjourn the meeting from time to time and from place to place. It shall not be necessary to give any notice of an adjourned meeting or of the business to be transacted at any adjourned meeting.

7.10   The Directors and any other person permitted by the chairman of the meeting shall be entitled to attend any general meeting.

7.11   No motion proposed at a general meeting need be seconded and the chairman may propose a motion.

7.12   Unless the Company Act, the Memorandum or these Articles otherwise provide, any action to be taken by a resolution of the members may be taken by an ordinary resolution.

PART 8

VOTING OF MEMBERS

8.1   Subject to any special voting rights or restrictions attached to any class of shares and the restrictions on joint registered holders of shares, on a show of hands every member who is present in person and entitled to vote thereat shall have one vote and on a poll every member present in person or represented by proxy or other proper authority shall have one vote for each share of which he is the registered holder.

8.2   A member, being a corporation, may appoint a proxy-holder and may also appoint a representative to act for it by delivering to the Company a copy of a resolution of its directors or other governing body naming a person as its representative. Such representative, subject to any restrictions contained in the resolution, shall be entitled to exercise the same powers on behalf of the corporation as the corporation could exercise if it were an individual member. If the corporation is a subsidiary of the Company its shares may not be voted and its proxyholder or representative or the proxyholder or representative may not be counted to make a quorum.

8.3   In the case of joint registered holders of a share, the vote of the senior who exercises a vote, whether in person or by proxyholder, shall be accepted to the exclusion of the votes of the other joint registered holders; and for this purpose seniority shall be determined by the order in which the names stand in the register of members. Two or more legal personal representatives of a deceased member whose shares are registered in his sole name shall for the purpose of this Article be deemed joint registered holders.

8.4   A member of unsound mind entitled to attend and vote, in respect of whom an order has been made by any court having jurisdiction, may vote, whether on a show of hands or on a poll, by his committee, curator bonis, or other person in the nature of a committee or curator bonis appointed by that court, and any such committee, curator bonis, or other person may appoint a proxyholder.

8.5 Any member may by proxy appoint a proxyholder to vote for him on a poll.

8.6 In the case of an equality of votes, whether on a show of hands or on a poll, the chairman of the meeting at which the show of hands takes place or at which the poll is demanded shall, if he is a member of the Company, be entitled to a second or casting vote.

8.7 No poll may be demanded on the election of a chairman. A poll demanded on a question of adjournment shall be taken forthwith. A poll demanded on any other question shall be taken as soon as, in the opinion of the chairman, is reasonably convenient, but in no event later than seven (7) days after the meeting and at such time and place and in such manner as the chairman of the meeting directs. The result of the poll shall be deemed to be the resolution of and passed at the meeting at which the poll was demanded. Any business other than that upon which the poll has been demanded may be proceeded with pending the taking of the poll. A demand for a poll may be withdrawn. In any dispute as to the admission or rejection of a vote the decision of the chairman made in good faith shall be final and exclusive.

8.8 On a poll a person entitled to cast more than one vote need not, if he votes, use all his votes or cast all the votes he uses in the same way.

8.9 A member holding more than one share in respect of which he is entitled to vote shall be entitled to appoint one or more proxyholders to attend, act and vote for him on the same occasion. If such a member should appoint more than one proxyholder for the same occasion he shall specify the number of shares each proxyholder shall be entitled to vote. A member may also appoint one or more alternate proxyholders to act in the place and stead of an absent proxyholder.

8.10 A form of proxy shall be in writing under the hand of the appointor or his attorney duly authorized in writing, or, if the appointor is a corporation, either under the seal of the corporation or under the hand of a duly authorized officer or representative of or attorney for the corporation. A proxyholder shall be a member of the Company unless

(i) the Company is at the time a reporting company, or

(ii) the member appointing the proxyholder is a corporation, or

(iii) the Company shall have at the time only one member, or

(iv) the persons present in person or by proxy and entitled to vote at the meeting by resolution permit the proxyholder to attend and vote; for the purpose of such resolution the proxyholder shall be counted in the quorum but shall not be entitled to vote.

8.11 Unless otherwise provided by the Directors, or otherwise set out in the notice convening the meeting or in the information circular relating thereto, a form of proxy and the power of attorney or other authority, if any, under which it is signed or a notarially certified copy thereof, shall be deposited at the registered office of the Company, or at such other place as is specified for the purpose in the notice convening the meeting or in the information circular relating thereto, not less than forty-eight (48) hours, excluding Saturdays and holidays, before the time of the meeting.

8.12 Except as otherwise provided by law or these Articles, a proxy may be in any form the Directors or the chairman of the meeting approve.

8.13 A vote given in accordance with the terms of a proxy shall be valid notwithstanding the previous death or incapacity of the member giving the proxy or the revocation of the proxy or of the authority under which the form of proxy was executed or the transfer of the share in respect of which the proxy is given, provided that no notification in writing of such death, incapacity, revocation or transfer shall have been received at the registered office of the Company or by the chairman of the meeting or adjourned meeting for which the proxy was given before the vote is taken.

PART 9

DIRECTORS

9.1 The members, except as otherwise restricted by the Memorandum or Articles, shall be entitled to elect Directors at the annual general meetings, but the number to be elected shall be determined by the Directors. Failing such determination, the number to be elected shall be the same as the number of Directors whose terms expire at the meeting.

9.2 The Directors may from time to time appoint additional Directors.

9.3 A casual vacancy occurring in the Board of Directors may be filled by the remaining Directors or Director.

9.4 A Director's term of office shall expire on the date fixed at the time of his appointment or election but, in the absence thereof, it shall expire on the date of the Company's annual general meeting next following his appointment or election or on the date of the consent in writing in lieu of such meeting, as the case may be.

9.5 A retiring Director shall be eligible for re-election.

9.6 Any Director may by written notice to the Company appoint any person to be his alternate to act in his place at meetings of the Directors at which he is not present or by these Articles deemed to be present unless the Directors shall have reasonably disapproved the appointment of such person and given notice to that effect to the Director within a reasonable time. Every alternate shall be entitled to attend and vote at meetings at which the person who appointed him is not present or deemed to be present, and, if he is a Director, to have a separate vote on behalf of the Director he is representing in addition to his own vote. A Director may at any time by written notice to the Company revoke the appointment of an alternate appointed by him. The remuneration payable to such an alternate shall be payable out of the remuneration of the Director appointing him.

9.7   The Directors may remove from office a Director who is convicted of an indictable offence.

9.8   The remuneration of the Directors as such may from time to time be determined by the Directors. Such remuneration may be in addition to any salary or other remuneration paid to any officer or employee of the Company who is a Director. The Directors shall be repaid such reasonable travelling, hotel and other expenses as they incur in and about the business of the Company and if any Director shall perform any professional or other services for the Company that in the opinion of the Directors are outside the ordinary duties of a Director or shall otherwise be specially occupied in or about the Company's business, he may be paid a remuneration to be fixed by the Board, or, at the option of such Director, by resolution of the members and such remuneration may be either in addition to, or in substitution for, any other remuneration that he may be entitled to receive. The Directors may pay a gratuity or pension or allowance on retirement to any Director who has any salaried office or place of profit with the Company or to his spouse or dependents and may make contributions to any fund and pay premiums for the purchase or provision of any such gratuity, pension or allowance.

PART 10

POWERS AND DUTIES OF DIRECTORS

10.1   The powers of the Company shall be exercised only by the directors, except those which, by the Company Act or these Articles, are required to be exercised by a resolution of the members and those referred to the members by the Directors.

10.2   The Directors may from time to time on behalf of the Company:

(i)   borrow money in such manner and amount, on such security, from such sources and upon such terms and conditions as they think fit,

(ii)   issue bonds, debentures, and other debt obligations either outright or as security for any liability or obligation of the Company or any other person, and

(iii)   mortgage or charge, whether by way of specific or floating charge, or give other security on the undertaking, or on the whole or any part of the property and assets, of the Company, both present and future.

10.3   The Directors may from time to time by power of attorney or other instrument appoint any person to be the attorney of the Company for such purposes, and with such powers, authorities and discretions (not exceeding those vested in or exercisable by the Directors under these Articles and excepting the powers of the Directors relating to the constitution of the Board and of any of its committees and the appointment or removal of officers   and   the   power   to   declare   dividends)   and   for   such period, with such remuneration and subject to such conditions as the Directors may think fit and any such power of attorney may contain such provisions for the protection or convenience of persons dealing with such attorney as the Directors think fit. Any such attorney may be authorized by the Directors to sub-delegate all or any of the powers, authorities and discretions for the time being vested in him.

PART 11

DISCLOSURE OF INTEREST OF DIRECTORS

11.1   A Director shall disclose his interest in and not vote in respect of any proposed contract or transaction with the Company in which he is, in any way, directly interested but such Director shall be counted in the quorum at the meeting of the Directors at which the proposed contract or transaction is approved. A directors resolution consented to in writing, or otherwise as herein provided, by all the directors, shall not be deemed to be a vote in respect thereof for the purposes of this paragraph. Where a contract is made between the Company and a Director, a reference to the Director's name in such resolution shall be deemed to be adequate disclosure of his interest therein.

11.2   A Director may hold any office or place of profit with the Company in addition to his office of Director for such period and on such terms (as to remuneration or otherwise) as the Directors may determine and no Director or intended Director shall be disqualified by his office from contracting with the Company either with regard to his tenure of any such other office or place of profit or as vendor, purchaser or otherwise, and no contract or transaction entered into by or on behalf of the Company in which a Director is in any way interested shall be voided by reason thereof.

11.3   A Director or his firm may act in a professional capacity for the Company and he or his firm shall be entitled to remuneration for professional services as if he were not a Director.

11.4   A Director may be or become a director, officer or employee of, or otherwise interested in, any corporation or firm in which the Company may be interested as a shareholder or otherwise, and such Director shall not, except as provided by the Company Act or these Articles, be accountable to the Company for any remuneration or other benefit received by him as director, officer or employee of, or from his interest in, such other corporation or firm, unless the Directors otherwise direct.

PART 12

PROCEEDINGS OF DIRECTORS

12.1   Unless otherwise determined by the Directors the President shall be the Chairman of the Board.

12.2   A Director may, and the Secretary shall on the request of a Director, call a meeting of the Directors.

12.3   The Chairman of the Board, or in his absence, the President, shall preside as chairman at every meeting of the Directors, or if there is no Chairman of the Board or neither the Chairman of the Board nor the President is present within fifteen minutes of the time appointed for holding the meeting or is willing to act as chairman, or if the Chairman of the Board and the President have advised the Secretary that they will not be present at the meeting, the Directors present shall choose one of their number to be chairman of the meeting.

12.4   The Directors may meet together for the dispatch of business, adjourn and otherwise regulate their meetings as they think fit. Questions arising at any meeting shall be decided by a majority of votes. In case of an equality of votes the chairman shall have a second or casting vote.

12.5   A Director may participate in a meeting of the Board or of any committee of the Directors by means of conference telephones or other communications facilities if all Directors participating in the meeting can hear each other and provided that all such Directors agree to such participation. A Director participating in a meeting in accordance with this Article shall be deemed to be present at the meeting and to have so agreed and shall be counted in the quorum therefor and be entitled to speak and vote thereat.

12.6   The quorum necessary for the transaction of the business of the Directors may be fixed by the Directors and if not so fixed shall be two Directors or, if the number of Directors is fixed at one, shall be one Director.

12.7   The Directors may, if there is a quorum, act notwithstanding any vacancy.

12.8   Every act of a Director is valid notwithstanding any defect that may afterwards be discovered in his election or appointment.

12.9   Any resolution of the Directors or of a committee thereof may be passed with the consent in writing to the resolution of all the Directors or the members of that committee. The consent may be in counterparts.

PART 13

EXECUTIVE AND OTHER COMMITTEES

13.1   The Directors may appoint an Executive Committee to consist of such member or members of the Board as they think fit, which Committee shall have and may exercise, subject to such restrictions as the Directors may decide from time to time, all the powers vested in the Board except the power to fill vacancies in the Board, in the said Committee or any other committee of the Board.

13.2   The Directors may appoint one or more committees consisting of such member or members of the Board as they think fit and may delegate to any such comittee such powers of the Board (except the power to fill vacancies in the Board and the power to change the membership of or fill vacancies in any committee of the Board) as may be prescribed.

13.3   All committees may meet and adjourn as they think fit. Questions arising at any meeting shall be determined by a majority of votes of the members of the committee present, and in case of an equality of votes, the chairman shall have a second or casting vote.

13.4   All committees shall keep regular minutes of their actions and shall cause them to be recorded in books kept for that purpose and shall report the same to the Board of Directors at such times as the Board of Directors may from time to time require. The Directors shall also have power at any time to revoke or override any authority given to or acts to be done by any such committees except as to acts done before such revocation or overriding and to terminate the appointment or change the membership of a committee and to fill vacancies in it. Committees may make rules for the conduct of their business and may appoint such assistants as they may deem necessary. A majority of the members of a committee, if more than one, shall constitute a quorum thereof.

PART 14

OFFICERS

14.1   The Directors may decide what functions and duties each officer shall perform and may entrust to and confer upon him any of the powers exercisable by them upon such terms and conditions and with such restrictions as they think fit and may from time to time revoke, withdraw, alter or vary all or any of such functions, duties and powers.

PART 15

INDEMNITY AND PROTECTION OF DIRECTORS, OFFICERS AND EMPLOYEES

15.1   Subject to the provisions of the Company Act, the Company shall indemnify a Director or former Director of the Company and the Company may indemnify a Director or former Director of a corporation of which the Company is or was a shareholder and the heirs and personal representatives of any such person, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, actually and reasonably incurred by him or them, including an amount paid to settle an action or satisfy a judgment in a civil, criminal or administrative action or proceeding to which he is or they are made a party, by reason of his being or having been a Director of the Company or a director of such corporation, including any action brought by the Company or any such corporation. Each Director of the Company on being elected or appointed shall be deemed to have contracted with the Company on the terms of the foregoing indemnity.

15.2　　Subject to the provisions of the Company Act, the Directors may cause the Company to indemnify any officer, employee or agent of the Company, or of a corporation of which the Company is or was a shareholder (notwithstanding that he may also be a Director) and his heirs and personal representatives, against all costs, charges and expenses whatsoever incurred by him or them and resulting from his acting as an officer, employee or agent of the Company or such corporation. In addition, the Company shall indemnify the Secretary and any Assistant Secretary of the Company if he is not a full-time employee of the Company and notwithstanding that he may also be a Director and his respective heirs and legal representatives, against all costs, charges and expenses whatsoever incurred by him or them and arising out of the functions assigned to the Secretary by the Company Act or these Articles and each such Secretary and Assistant Secretary shall, on being appointed, be deemed to have contracted with the Company on the terms of the foregoing indemnity.

15.3　　The failure of a Director or officer of the Company to comply with the provisions of the Company Act or of the Memorandum or these Articles shall not invalidate any indemnity to which he is entitled under this Part.

15.4　　The Directors may cause the Company to purchase and maintain insurance for the benefit of any person who is or was serving as a Director, officer, employee or agent of the Company or as a director, officer, employee or agent of any corporation of which the Company is or was a shareholder and his heirs or personal representatives against any liability incurred by him as such Director, director, officer, employee or agent.

PART 16

DIVIDENDS AND RESERVE

16.1　　The Directors from time to time declare and authorize payment of such dividends, if any, as they may deem advisable and need not give notice of such declaration to any member. No dividend shall be paid otherwise than out of funds or assets properly available for the payment of dividends and a declaration by the Directors as to the amount of such funds or assets available for dividends shall be conclusive. Any dividend may be paid wholly or in part by the distribution of specific assets and in particular, by paid up shares, bonds, debentures or other securities of the Company or any other corporation or in any one or more such ways as may be authorized by the Directors. Where any difficulty arises with regard to such a distribution the Directors may settle the same as they see fit, and in particular, may fix the value for distribution of such specific assets or any part thereof, and may determine that cash payment in substitution for all or any part of the specific assets to which any members are entitled shall be made to any members on the basis of the value so fixed in order to adjust the rights of all parties and may vest any specific assets in trustees for the persons entitled to the dividend.

16.2   Any dividend declared on shares of any class by the Directors may be made payable on such date as is fixed by the Directors.

16.3   If persons are registered as joint holders of any share, any one of them may give an effective receipt for any dividend, bonuses or other monies payable in respect of the share.

16.4   Unless otherwise determined by the Directors, no dividend shall be paid on any share which has been purchased or redeemed by the Company while the share is held by the Company.

16.5   Any dividend, bonus or other monies payable in cash in respect of shares may be paid by cheque. Every such cheque shall be made payable to the order of the person to whom it is sent. The mailing of such cheque shall, to the extent of the sum represented thereby (plus the amount of any tax required by law to be deducted) discharge all liability for the dividend unless such cheque is not paid on presentation or the amount of tax so deducted is not paid to the appropriate taxing authority.

16.6   Notwithstanding anything contained in these Articles, the Directors may from time to time capitalize any undistributed surplus on hand of the Company and may from time to time issue shares, bonds, debentures or debt obligations of the Company as a dividend representing such undistributed surplus on hand or any part thereof.

PART 17

DOCUMENTS, RECORDS AND REPORTS

17.1   No member of the Company shall be entitled to inspect the accounting records of the Company unless the Directors determine otherwise.

PART 18

NOTICES

18.1   Any notice required to be given by these Articles or the Company Act, unless the form is otherwise specified, may be given orally or in writing.

18.2   A notice in writing, statement, report or other document shall have been effectively sent or given if posted, delivered, telexed, telegraphed or cabled to the person entitled thereto at his address recorded on a register maintained by the Company; and a certificate signed by the Secretary or other officer of the Company, or of any other corporation acting on behalf of the Company, that the notice, statement, report or other document was so sent or given, shall be conclusive evidence thereof.

18.3   A notice, statement, report or other document may be given by the Company to the joint holders of a share by giving it to any of them.

18.4   A notice, statement, report or other document may be given by the Company to the persons entitled to a share in consequence of the death, bankruptcy or incapacity of a member in the same manner as the same might have been given if the death, bankruptcy or incapacity had not occurred.

18.5   Notice of each Directors' meeting, except a Directors' meeting held immediately following an annual general meeting of which no notice shall be required, shall be given to every Director and alternate Director except a Director or alternate Director who has waived notice or is absent from the Province of British Columbia.

18.6   The accidental omission to give notice of a meeting to, or the non-receipt thereof by, any person entitled to receive notice shall not invalidate the proceedings at that meeting.

18.7   Every notice of meeting shall specify the place, day and time of the meeting and if for a general meeting the general nature of all special business intended to be conducted thereat, unless specified in an information circular relating thereto.

18.8   An entry in the minute book of the waiver or reduction of the period of notice of a general meeting shall be sufficient evidence of the due convening of the meeting.

18.9   A Director may waive his entitlement to receive a notice of any past, present or future meeting or meetings of Directors and may at any time withdraw such waiver. After the waiver is received by the Company and until it is withdrawn no notice need be given to such Director or, unless the Director otherwise requires in writing to the Company, to his alternate director. All meetings held without such notice being given shall not have been improperly called by reason thereof.

18.10   Not less than two (2) hours notice of a Directors' meeting requiring notice shall be given.

18.11   Where in these Articles any period of time dating from a given day, act or event is prescribed, the time shall be reckoned exclusive of such day, act or event.

PART 19

SEAL

19.1   If the seal of the Company is affixed and accompanied by the signature of at least one of the Chairman of the Board, the President, a Vice-President, the Secretary, or the Treasurer, or a Director or as directed by resolution of the Directors in respect of such existing documents as are therein specified, that shall constitute effective execution.

19.2   The Company may have an official seal for use in any other province, state, territory or country.

19.3   The seal of the Company, may if directed by the Board of Directors, be reproduced on any document by any means and in any form other than an impression thereof.

PART 20

PROHIBITIONS

20.1   If the Company is, or becomes, a company which is not a reporting company, then no shares shall be transferred without the previous consent of the Directors expressed by a resolution of the Board and the Directors shall not be required to give any reason for refusing to consent to any such proposed transfer.

(6178S)

CANADA:
PROVINCE OF BRITISH COLUMBIA }



No. 177,147

"Companies Act"

I hereby certify that

LOGAN MINES LTD. (N.P.L.)

has this day been incorporated under the "Companies Act" as a Specially Limited Company.



GIVEN under my hand and Seal of Office at Victoria,

Province of British Columbia, this -26th- *day*

of June *, one thousand nine*

hundred and seventy-eight

Deputy *Registrar of Companies.*

0





FILED AND REGISTERED

JUN 26 1978

M. A. Jorre de St. Jorre
REGISTRAR OF COMPANIES

COMPANIES ACT

MEMORANDUM

CERTIFIED TRUE COPY
JUN 26 1978 19

Deputy Registrar of Companies
for the Province of British Columbia

We wish to be formed into a specially limited company under the Companies Act in pursuance of this memorandum.

1. The name of the Company is LOGAN MINES LTD. (N.P.L.)

2. The businesses that the Company is permitted to carry on are restricted to the following:-

(a) Exploring for, developing, mining, smelting, milling, and refining minerals and coal:

(b) Exploring for, developing, and producing petroleum and natural gas.

3. The Company is restricted from exercising the following powers:-

(a) To lend money to or guarantee the contract of any person or corporation, wheresoever incorporated:

(b) To raise or assist in rasing money for, or to aid by way of bonus, loan, promise, endorsement, guarantee of debentures or other securities, or otherwise, any person or corporation, wheresoever incorporated.

4. The authorized capital of the Company consists of 5,000,000 shares without par value.

5. We agree to take the number of shares in the Company set opposite our names.

Full Name, Resident Address and Occupation of Subscriber	Number of Shares
Douglas M. Norby, Solicitor 4555 North Piccadilly West Vancouver, B.C. Candian Citizen	One share
Jane A. Patterson, Secretary 112-7153, 14th Avenue Burnaby, B.C. Canadian Citizen	One share
TOTAL SHARES TAKEN	Two shares

DATED the 23rd day of June 1978

Douglas M. Norby

Jane A. Patterson

Witness to the above signatures:

Gay Gordon, Secretary
1318 West 17th Street
North Vancouver, B.C. (as to both signatures)

103

Mack Printers and Stationers Ltd., Vancouver, B.C.
Law and Commercial Stationers Form No. 3

ORIGINAL WAS
FILED AND REGISTERED
JUN 26 1978
M. A. Jorre de St. Jorre
REGISTRAR OF COMPANIES

FORM 3
(Section 10)
PROVINCE OF BRITISH COLUMBIA

Certificate of Incorporation No.

COMPANIES ACT

NOTICE OF OFFICES

The offices of the undermentioned Company are located as follows:

Name of Company LOGAN MINES LTD. (N.P.L.)

Registered Office:
Address 700-925 West Georgia Street
Vancouver V6C 1R8
British Columbia

Records Office:
Address 700-925 West Georgia Street
Vancouver V6C 1R8
British Columbia

Dated the 22nd day of June, 19 78.

(Signature) [signature]

(Relationship to Company) Solicitor

[NOTE.—The address of each office must be adequate to enable a person readily to find the office.]

104

OPTION AGREEMENT – SHELL CREEK PROPERTY

THIS AGREEMENT dated for reference January 1, 2003, and executed the 31st day of March, 2003.

BETWEEN:

> **SHAWN RYAN**, Businessman of P.O. Box 213, Dawson City, Yukon Territory
>
> (hereinafter referred to as the "Optionor")

OF THE FIRST PART

AND:

> **LOGAN RESOURCES LTD.**, a British Columbia company with offices at Suite 1022-470 Granville Street, in the City of Vancouver, in the Province of British Columbia, V6C 1V5;
>
> (hereinafter referred to as the "Optionee")

OF THE SECOND PART

W H E R E A S :

A.   The Optionor wishes to grant an option over its entire interest in certain mineral claims, more particularly described in Schedules "A" and "B" attached hereto and forming part of this Agreement which shall hereinafter be referred to as the "Property";

B.   The Optionor has agreed to grant to the Optionee the exclusive option to purchase 100% of the Optionor's interest in the Property, and the Optionee is desirous of obtaining an option to purchase the said interest upon the same terms and subject to the conditions herein contained.

NOW THEREFORE in consideration of the premises and of the mutual covenants, conditions and provisos herein contained, the parties hereto agree as follows:

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1. DEFINITIONS

1.1   In this Agreement:

(a)   "Commercial Production Date" means the last day of a period of 90 consecutive days during which Ore is mined from the Property and processed at a rate not less than 80% of the design capacity of the mine and plant. It is agreed that the sale of any Ore or minerals from a pilot plant or other operations carried on with a view to testing such Ores or the procedures for treating the same shall not constitute commercial production;

(b)   "Exchange" means the TSX Venture Exchange;

(c)   "Expenditures" means all exploration, development and pre-production expenditures incurred by or on behalf of the Optionee with respect to the exploration and development of the Property;

(d)   "Net Smelter Returns" means the gross proceeds received by the Optionee in any year from the sale of Product from the mining operation on the Property, less:

    (i)   the cost of insurance and transportation of such Product to a smelter or other place of treatment, and

    (ii)   smelter and treatment charges;

(e)   "Ore" means any material containing a mineral or minerals of commercial economic value mined from the Property;

(f)   "Product" means Ore mined from the Property and any concentrates or other materials or products derived therefrom, provided, however that if any such Ore, concentrates or other materials or products are further treated as part of the mining operation in respect of the Property, such Ore, concentrates or other materials or products shall not be considered to be "Product" until after they have been so treated;

(g)   "Property" means the mineral claims located in the Dawson Mining District of the Yukon Territory commonly known as the Shell Creek Property, and more particularly described on Schedules "A" and "B" attached hereto which form part of this Agreement;

(h)   "Option" means the Option to acquire 100% of the Optionor's interest in the Property as provided for under paragraph 2.1 hereof;

(i)   "Option Date" means January 1, 2003; and

(j)   "Royalty" means the 2% Net Smelter Returns royalty retained by the Optionor.

1.2   All references to currency in this Agreement shall mean Canadian dollars unless otherwise stated.

2. OPTION PAYMENTS AND COMMITMENTS

2.1   The Optionee shall have the right to acquire 100% of the Optionor's interest in the Property, subject to the reservation of the Royalty by the Optionor, upon the following terms:



(a)   **Cash Payments.**   The Optionee shall, subject to paragraph 19.3, pay to the Optionor the sum of $155,000 to the Optionor as follows:

    (i) $10,000 to cover certain assay and helicopter expenses, receipt of which is hereby acknowledged by the Optionor;

    (ii) $15,000 within five business days from the date of acceptance of the option by the Exchange;

    (iii) $25,000 on the first anniversary of the Option Date;

    (iv) $30,000 on the second anniversary of the Option Date;

    (v) $35,000 on the third anniversary of the Option Date; and

    (vi) $40,000 on the fourth anniversary of the Option Date.

(b)   **Share Consideration.**   The Optionee shall issue and deliver to the Optionor a total of 1,000,000 common shares in the capital of the Optionee, as such shares were constituted on the Option Date, in accordance with the following schedule:

    (i)   100,000 shares within five business days of Exchange approval to the Agreement;

    (ii)   100,000 shares on or before July 1, 2003;

    (iii)   200,000 shares on the first anniversary of the Option Date;

    (iv)   100,000 shares on the second anniversary of the Option Date;

    (v)   100,000 shares on the third anniversary of the Option Date;

    (vi)   200,000 shares on the fourth anniversary of the Option Date; and

    (vii)   200,000 shares on the fifth anniversary of the Option Date.

(c)   **Work Commitment.**   The Optionee shall expend not less than $1,550,000 of Expenditures on the Property in accordance with the following schedule:

    (i) $150,000 on or before the first anniversary of the Option Date;

    (ii) $200,000 on or before the second anniversary of the Option Date;

    (iii) $300,000 on or before the third anniversary of the Option Date;

    (iv) $400,000 on or before the fourth anniversary of the Option Date; and

    (v) $500,000 on or before the fifth anniversary of the Option Date.

2.2   The Expenditures may, at the request of the Optionor, be subject to an annual audit by an independent accounting firm of the Optionor's choice, the cost of which shall be borne by the Optionor. Any excess Expenditures incurred in any one year may be carried forward and applied against a subsequent year's Expenditure commitment. In addition, during the term of the Option, the Optionee shall be responsible for making all payments required to keep the Property in good standing. It is acknowledged that the cost associated with any legal survey, property payments, maintenance costs, taxes, and expenses associated with the



preparation of engineering reports will be applied towards the Optionee's required work commitments.

2.3   With respect to the share issuances described in sub-paragraph 2.1 (b) of this Agreement, the common shares of the Optionee shall be, when issued, fully paid and non-assessable common shares in the capital of the Optionee and will be free and clear of all liens, charges, encumbrances, save for a hold period of not more than 4 months, as imposed by applicable securities legislation or the Exchange.

2.4   In the event of any subdivision, consolidation or other change in the share capital of the Optionee while the Option is outstanding, the number of shares to be issued to the Optionor shall be adjusted in accordance with such subdivision, consolidation or other change in the share capital of the Optionee.

3.   ACQUISITION OF INTEREST

3.1   Upon the completion by the Optionee of the payments, share issuances and work commitments set out in paragraph 2.1 of this Agreement, the Optionee shall have earned 100% of the Optionor's entire interest in the Property, subject only to the Royalty interest reserved to the Optionor pursuant to paragraph 6.1.

4.   ACCESS TO PROPERTY

4.1   The Optionee and its employees, representatives, consultants and agents and any person duly authorized by the Optionee shall have the sole and exclusive right and option subject to the provisions of sub-paragraph 9.2(b) and subject to any applicable government regulations or laws to:

   (a)   enter upon the Property;
   (b)   have exclusive and quiet possession thereof;
   (c)   do such prospecting, exploration, development or other mining work thereon and thereunder as the Optionee in its sole discretion may consider advisable, always excepting that such work will be undertaken in compliance with the applicable mining laws of the Yukon Territory and will in no way violate or put into jeopardy the status of the Property;
   (d)   bring upon and erect upon the Property such mining facilities as the Optionee may consider advisable, always excepting that all municipal and surface tenement holder approvals for such have been previously obtained where required; and

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(e)   remove from the Property and sell or otherwise dispose of reasonable quantities of any mineral products derived therefrom, for the purpose of obtaining assays or making other tests.

5.   TRANSFER OF PROPERTY

5.1   Concurrently with the execution of this Agreement, the Optionor shall deliver to the Optionee beneficial transfers of a 100% interest in the Property, duly executed by the Optionor or the legal holder(s) of title to the Property, as applicable, which the Optionee shall be entitled to record in the name of the Optionee, or its wholly-owned subsidiary, if any, at such place or places of record as may be appropriate or desirable to effect the legal transfer of the Property to the Optionee, or its subsidiary; PROVIDED that until such time as the Optionee has fully exercised the Option and thereby become vested with a 100% interest in the Property, the Optionee shall hold the Property in trust for the Optionor, it being understood that the transfer of legal title pursuant to this paragraph is for administrative convenience only and not a transfer of beneficial interest.

5.2   In the event that this Agreement is terminated prior to the exercise of the Option, the Optionee shall forthwith execute and deliver to the Optionor an executed transfer or quit claim, in a form acceptable for registration, of the unearned interest in the Property, free and clear of any encumbrances which may have arisen during the term of the term of this Agreement.

6.   ROYALTY INTEREST OF OPTIONOR

6.1   The Optionor shall retain and be entitled to receive and the Optionee shall pay to the Optionor a Royalty equal to 2% of Net Smelter Returns.

7.   OPTION TO PURCHASE ROYALTY

7.1   The Optionee shall have the right to purchase up to 50% of the Royalty retained by the Optionor on the Property for a purchase price of $2,000,000. The Royalty purchase option may be exercised at any time prior to the Commercial Production Date, provided however royalty payments which are made from commercial production shall not be credited towards the purchase price of the Royalty interest.

7.2   In the event that the Optionee purchases 50% of the Royalty pursuant to paragraph 7.1 hereof, The Optionor hereby grants the Optionee the right of first refusal to purchase the remaining 50% interest in the Royalty.

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8. NO PRODUCTION OBLIGATION

8.1   The Optionee shall be under no obligation whatever to place the Property into production, and in the event commercial production is commenced the Optionee shall have the right at any time to curtail or suspend such production as it in its discretion may determine.

9. COVENANTS

9.1   During the period prior to the exercise of the Option by the Optionee, the parties hereto hereby covenant and agree, each with the other, that they will not act, directly or indirectly, on their own, or through third parties in the acquisition, buying or staking other mineral properties on any ground that is within a four kilometre radius from the outside perimeter the mineral claims which comprise the Property, unless such acquisition is intended to form part of the Property and be subject to the terms of this Agreement. Should any acquisition, buying or staking of other mineral properties be undertaken as described above, then such properties will be claimed in the name of the Optionee and immediately delivered to the Optionee in good standing, at no charge, except that any staking or acquisition costs incurred by the Optionee shall be applied to it's work commitments described in sub-paragraph 2.1(c) hereof, and will henceforth be considered to form part of the Property for all purposes of this Agreement.

9.2   During the currency of the Option, the Optionee shall:

(a)   keep the Property in good standing, subject to paragraph 9.3 hereof, by doing and filing of assessment work or by making payments in lieu thereof, and by the doing of all other acts and things and making all other payments which may be necessary in that regard, including the staking of claims upon expiry of the prospecting permits.

(b)   permit the Optionor, or its representative, duly authorized by it in writing, at its own risk and expense, access to the Property at all reasonable times and to all records prepared by the Optionee in connection with work done on or with respect to the Property, PROVIDED the Optionor shall not, without the prior written consent of the Optionee, such consent not to be unreasonably withheld, disclose any information obtained by it or communicated to it, to any third party except as may be required by regulatory bodies having jurisdiction;

(c)   furnish to the Optionor as soon as practical copies of all reports on the work carried out by the Optionee on or with respect to the Property and results obtained; in written and electronic format;

(d)   keep the Property clear of liens and other charges arising from its operations, and keep the Optionor indemnified in respect thereof;



(e)   carry on all operations on the Property in good and miner-like manner and in compliance with all applicable governmental regulations and restrictions;

(f)   record as assessment work upon the Property all work performed on the Property which qualifies as assessment work;

(g)   pay or cause to be paid any rates, taxes, duties, royalties, assessments or fees levied with respect to the Property or the Optionee's operations thereon; and

(h)   indemnify and save the Optionor harmless in respect of any and all costs, claims, liabilities, including environmental, and expenses arising out of the activities on the Property.

9.3   During the currency of the Option, the Optionee may, from time to time, relinquish any portion of the Property which the Optionee has determined, in it's sole discretion acting reasonably, to be of insufficient merit to warrant further expenditures (the "Relinquished Lands"); provided that the Optionee has furnished the Optionor with reasonable advance notice of such decision, in which case the Optionor may elect to retain the Relinquished Lands for it's own benefit, and thereafter the Relinquished Lands shall no longer be subject to the terms of this Agreement, and the Optionee shall execute such documents as may be necessary to transfer title to the Relinquished Lands to the Optionor.

10.   REPRESENTATIONS AND WARRANTIES OF THE OPTIONOR

10.1   The Optionor represents and warrants to the Optionee that to the best of the knowledge of the Optionor, and after having made due inquiry:

(a)   the Optionor is the beneficial owner of a 100% interest in the Property, and as such has the valid and enforceable right to cause legal title to the mineral claims which comprise the Property to be transferred to the Optionee, or its subsidiary;

(b)   all documents necessary to register or record legal title to the mineral claims which comprise the Property have been duly filed in the appropriate legal jurisdiction and have been recorded in the appropriate mineral title office for the area in which the Property is located, and the Property fees have been paid and are up to date in accordance with the requirements of Yukon law;

(c)   the mineral claims which comprise the Property are valid and subsisting claims, and are in good standing under the laws of the Yukon Territory;

(d)   the mineral claims which comprise the Property have not been encumbered in any way;

(e)   the Optionor has authority to dispose of his interest in the Property in accordance with the terms hereof;

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(f)   the Optionor, to the best of his knowledge, has not superimposed the mineral claims which comprise the Property over any valid pre-existing mineral claims; and

(g)   this Agreement has been duly executed and delivered by the Optionor and constitutes a valid and binding agreement of the Optionor enforceable against the Optionor in accordance with its terms.

11.   REPRESENTATIONS AND WARRANTIES OF THE OPTIONEE

11.1   The Optionee represents and warrants to the Optionor that:

(a)   the Optionee is a company incorporated pursuant to the laws of the Province of British Columbia, is in good standing with respect to all filings with the British Columbia Registrar of Companies;

(b)   the common shares of the Optionee are listed for trading on the Exchange;

(c)   the authorized capital of the Optionee consists of 100,000,000 of which 6,969,052 common shares were issued and outstanding as at January 1, 2003, excluding approximately up to 1,000,000 additional common shares which may be issued pursuant to certain financings which are in progress and any shares which may be issued pursuant to outstanding stock options and share purchase warrants as of the date hereof;

(d)   the Optionee is a reporting issuer under, and is in good standing with respect to, the securities laws of the Provinces of British Columbia and Alberta;

(e)   the Optionee is a "qualifying issuer", as such is defined in Multilateral Instrument 45-102; and

(f)   this Agreement has been duly executed and delivered by the Optionee and constitutes a valid and binding agreement of the Optionee enforceable against the Optionee in accordance with its terms.

12.   TERMINATION OF OPTION BY OPTIONOR

12.1   This Agreement and the Option granted hereunder shall be terminable by the Optionor by notice in writing to the Optionee in any of the following events:

(a)   If the Optionee should be in default in performing any of its obligations hereunder and has failed to take reasonable steps to cure such default within sixty (60) days after receipt of written notice of default from the Optionor; and

(b)   If the Optionee has not obtained the regulatory approval provided for in paragraph 30.1 within the time limitation therein specified.

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12.2   Upon termination of this Agreement by the Optionor the provisions of paragraph 15.1 shall apply.

13.   TERMINATION OF OPTION BY OPTIONEE

13.1   In addition to any other termination provisions contained in this Agreement, the Optionee shall at any time have the right to terminate this Agreement without liability therefor by giving thirty (30) days written notice of such termination to the Optionor, and in the event of such termination this Agreement, save and except for the provisions of paragraph 15.1 hereof, concerning the obligations of the Optionee arising from termination, shall be of no further force and effect.

14.   DEFAULT

14.1   Notwithstanding anything in this Agreement to the contrary, if the Optionee should be in default in performing any requirements herein set forth, with the exception of property payments, the Optionor shall give written notice to the Optionee specifying the default, and the Optionee shall not lose any rights granted under this Agreement, unless, within sixty (60) days after the giving of a notice of default by the Optionor, the Optionee has failed to take reasonable steps to cure the default by the appropriate payment or performance, (the Optionee hereby agreeing that should it so commence to cure any defect it will prosecute the same to completion without undue delay); and if the Optionee fails to take reasonable steps to cure any such default, the Optionor shall be entitled thereafter to terminate this Agreement and the provisions of paragraph 15.1 shall then be applicable, and to seek any remedy it may have on account of such default.

15.   TERMINATION PRIOR TO ACQUISITION OF PROPERTY

15.1   If this Agreement is terminated prior to fulfilment of the payments, share issuances and commitments set forth in paragraph 2.1, the Optionee shall:

(a)   quit claim all interest in the Property to the Optionor, and re-transfer to the Optionor at no cost to the Optionor a 100% undivided right, title and interest in the Property, free and clear of all liens and encumbrances, and in good standing with respect to the performance of assessment work and the payment of any and all outstanding mining license fees due with respect to the mineral claims which comprise the Property;

(b)   deliver to the Optionor copies of all reports, maps, drill logs, core assay results and any other relevant technical data compiled by the Optionee with respect to the Property in written and electronic format;

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(c) remove from the Property within six (6) months from the effective date of termination all mining facilities erected, installed or brought upon the Property by or at the instance of the Optionee, and leave the claims in a physical manner that is in compliance with all Yukon governmental regulations including but not limited to that of the mining code and any environmental laws that may be in effect. Any mining facilities remaining on the Property after the expiration of the said period shall, without compensation to the Optionee, and at the sole option of the Optionor, become the property of the Optionor; and

(d) pay to the Optionor the full amount of any of the option payments set out in sub-paragraph 2.1(a) that have accrued due prior to the date of termination and have not been paid.

16. FORCE MAJEURE

16.1 If the Optionee or Optionor is prevented or delayed in complying with any provisions of this Agreement by reason of strikes, lockouts, labour shortages, power shortages, fires, wars, acts of God, governmental regulations restricting normal operations or reasons beyond the control of the Optionee or Optionor as the case may be, the time limited for the performance of the various provisions of this Agreement as set out above shall be extended by a period of time equal in length to the period of such prevention and delay. The Optionee or Optionor as the case may be, insofar as is possible, shall promptly give written notice to the other party of the particulars of the reasons for any prevention or delay under this paragraph, and shall take all reasonable steps to remove the cause of such prevention or delay and shall give written notice to the Optionor or Optionee as the case may be as soon as such cause ceases to subsist.

17. NOTICE

17.1 Excluding those clauses herein to the contrary which entail specific remedies, any notice required to be given under this Agreement shall be deemed to be well and sufficiently given if delivered or if mailed by registered mail (save and except during the period of any interruption in the normal postal service) or sent by facsimile, in the case of the Optionor addressed as follows:

> **SHAWN RYAN**
> P.O Box 213
> Dawson City, Yukon
> Fax: (867) 993.6605

and in the case of the Optionee addressed as follows:

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LOGAN RESOURCES LTD.
Suite 1022-470 Granville St.
Vancouver, B.C.
V6C 1V5
Att: Seamus Young
Fax: (604) 689.0288

18. OPTION ONLY

18.1   This Agreement is an option only and except as specifically provided otherwise, and unless the option is exercised nothing herein contained shall be construed as obligating the Optionee to do any acts or make any payments except as set forth herein. Any act or acts, or payment or payments as shall be made hereunder shall not be construed as obligating the Optionee to do any further act or make any further payment. If this Agreement is terminated prior to the option being exercised the Optionee shall not be bound thereafter in debt, damages or otherwise under this Agreement save and except as provided for in paragraph 15.1 and with respect to obligations arising from termination; and all payments theretofore paid by the Optionee shall be retained by the Optionor in consideration for entering into this Agreement and for the rights conferred on the Optionee thereby.

19. PAYMENTS

19.1   Any payments to the Optionor which the Optionee may make under the terms of this Agreement shall be in Canadian funds and shall be deemed to have been well and sufficiently made in a timely manner if bank drafts or certified cheques drawn on a Canadian chartered bank, payable to the Optionor are delivered to the Optionor at the address stipulated for receiving notices hereunder by prepaid international courier whose shipping manifest indicates a date which is on or before the date such payment is due.

19.2   All payments made by or on behalf of the Optionee under this Agreement shall be made in full, free of and without deduction or withholding for or on account of any present or future taxes, withholdings, deposit requirements or other deductions, provided that, if any of the parties hereto or any agent of the parties shall be required by law or by any regulation or authority to deduct, deposit or withhold any amount from or in respect to any payment due under this Agreement, the Optionee shall pay such additional amounts to the Optionor as may be necessary so that after making all required deductions, deposits or withholding, the Optionor receives on the due date thereof an amount equal to the sum it would have received had no such deductions, deposits or withholdings been made.

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19.3 In the event that:

    (a) the closing price of the common shares of the Optionee on the Exchange (or any other exchange or quotation system) is not less than $1.00 per share for a period of a least 10 consecutive trading days (the "Value Date"); and

    (b) the Optionor has received at least 100,000 common shares in the capital of the Optionee under this Agreement that, as of the Value Date, are free of any resale restrictions, then from such date onwards the Optionee shall be relieved of its obligation to make any further cash payments to the Optionor arising under sub-paragraph 2.1(a) of this Agreement.

20. COSTS

20.1 Each of the parties hereto shall bear its own costs in connection with the negotiation, preparation and finalization of the Agreement. The Optionee shall be responsible for all other costs associated with obtaining regulatory approval, including without limitation the costs of the Exchange.

21. ASSIGNMENT

21.1 The Optionee may assign its rights, interests, obligations or liabilities under this Agreement, provided that if the Optionee assigns all or any portion of its interest in this Agreement prior to becoming vested with a 100% interest in the Property, then before such assignment shall be effective the assignee must agree in writing to be bound by the terms of this Agreement, including, without limitation, the right of the Optionor to receive the Royalty.

22. CONFIDENTIAL INFORMATION

22.1 No information furnished by the Optionee to the Optionor under this Agreement in respect of the activities carried out on the Property by the Optionee, or related to the sale of product derived from the Property, shall be disclosed to the public or any other parties by the Optionor without the prior written consent of the Optionee, but such consent in respect of reporting of factual data shall not be unreasonably withheld.

23. FURTHER ASSURANCES

23.1 The parties hereto agree to execute all such further or other assurances and documents and to do or cause to be done all acts or things necessary to implement and carry into effect the provisions and intent of this Agreement.

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24. TIME OF ESSENCE

24.1   Time shall be of the essence of this Agreement.

25. TITLES

25.1   The titles to the respective paragraphs hereof shall not be deemed as part of this Agreement but shall be regarded as having been used for convenience only.

26. SUCCESSORS AND ASSIGNS

26.1   This Agreement shall enure to the benefit of and be binding upon the parties hereto and their respective successors and assigns.

27. ARBITRATION

27.1   If any question, difference or dispute shall arise between the parties or any of them in respect of any matter arising under this Agreement or in relation to the construction hereof the same shall be determined by the award of three arbitrators to be named as follows:

    (a)   the party or parties sharing one side of the dispute shall name an arbitrator and give notice thereof to the party or parties sharing the other side of the dispute;

    (b)   the party or parties sharing the other side of the dispute shall, within fourteen (14) days of receipt of the notice, name an arbitrator; and

    (c)   the two arbitrators so named shall, within fifteen (15) days of the naming of the latter of them, select a third arbitrator.

27.2   The decision of the majority of these arbitrators shall be made within thirty (30) days after the selection of the latter of them. The expense of the arbitration shall be borne equally by the parties to the dispute. If the parties on either side of the dispute fail to name their arbitrator within the time limited or to proceed with the arbitration, the arbitrator named may decide the question. The arbitration shall be conducted in accordance with the provisions of the *Commercial Arbitration Act* (British Columbia), and the decision of the arbitrator or a majority of the arbitrators, as the case may be, shall be conclusive and binding upon all the parties.

28. GOVERNING LAW

28.1   This Agreement shall be governed by and interpreted in accordance with the laws of the Province of British Columbia.

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29. PRIOR AGREEMENTS

29.1 This Agreement supersedes and replaces all prior agreements between the parties hereto with respect to the Property, including without limitation the letter agreement dated January 22, 2003, which said prior agreement shall be deemed to be null and void upon the execution hereof. The parties agree that no finders fees are payable with respect to this Agreement.

30. REGULATORY APPROVAL

30.1 This Agreement shall be subject to the acceptance of the Exchange. The Optionee will use its best efforts to obtain such acceptance, and if such approval has not been obtained on or before April 30, 2003, this Agreement shall be terminated by the Optionor on written notice to the Optionee.

31. EXECUTION

31.1 This Agreement may be executed by the parties hereto in counterparts and facsimile signatures shall be acceptable.

IN WITNESS WHEREOF the parties hereto have hereunto executed these presents as of the day and year first above written.

SIGNED, SEALED and DELIVERED by **SHAWN RYAN**, in the presence of:	)	
Cathy L. Wood	)	**SHAWN RYAN**
The Corporate Seal of **LOGAN RESOURCES LTD.** was hereunto affixed in the presence of:	)	
AUTHORIZED SIGNATORY	)	C/S

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SCHEDULE "A"

Referred to in the agreement dated for reference the 1st day of January, 2003, between Shawn Ryan and Logan Resources Ltd.

DESCRIPTION OF PROPERTY

The Property consists of the following mineral claims located in the Dawson Mining District, Yukon Territory:

Claim names	Claim Numbers	Registered Holder	Expiry Dates
Simba 1 – 40, inclusive	YC21149 to TC21188, inclusive	Cathy Wood	February 21, 2008
Simba 41 – 70, inclusive	YC21872 to YC21901, inclusive	Shawn Ryan	October 4, 2003

There are no encumbrances, either registered or unregistered, affecting title to the mineral claims.



This is Schedule "B" referred to in the Agreement dated for reference the 1st day of January, 2003, between Shawn Ryan and Logan Resources Ltd.

CLAIM MAP



120

OPTION AGREEMENT – HEIDI PROPERTY

THIS AGREEMENT dated for reference April 8, 2003, and executed the 19 day of May, 2003.

BETWEEN

> **SHAWN RYAN**, Business of P.O. Box 213, Dawson City, Yukon Territory
>
> (hereinafter referred to as the "Optionor");
>
> **OF THE FIRST PART**

AND

> **LOGAN RESOURCES LTD.**, a British Columbia company with offices at Suite 1022-470 Granville Street, in the City of Vancouver, in the Province of British Columbia, V6C 1V5
>
> (hereinafter referred to as the "Optionee").
>
> **OF THE SECOND PART**

W H E R E A S :

A.   The Optionor wishes to grant an option over its entire interest in certain mineral claims, more particularly described in Schedule "A" attached hereto and forming part of this Agreement which shall hereinafter be referred to as the "Property";

B.   The Optionor has agreed to grant to the Optionee the exclusive option to purchase 100% of the Optionor's interest in the Property, and the Optionee is desirous of obtaining an option to purchase the said interest upon the same terms and subject to the conditions herein contained.

NOW THEREFORE in consideration of the premises and of the mutual covenants, conditions and provisos herein contained, the parties hereto agree as follows:

1.   DEFINITIONS

In this Agreement:

(a)   "Approval Date" means the date of acceptance of this Agreement by the Exchange;

(b)   "Commercial Production Date" means the last day of a period of 90 consecutive days during which Ore is mined from the Property and processed at a rate not less than 80% of the design capacity of the mine and plant. It is agreed that the sale of any Ore or minerals from a pilot plant or other operations carried on with a view to testing such Ores or the procedures for treating the same shall not constitute commercial production;

(c)   "Exchange" means the TSX Venture Exchange;

(d)   "Expenditures" means all exploration, development and pre-production expenditures incurred by or on behalf of the Optionee with respect to the exploration and development of the Property;

(e)   "Net Smelter Returns" means the gross proceeds received by the Optionee in any year from the sale of Product from the mining operation on the Property, less:

   (i)   the cost of insurance and transportation of such Product to a smelter or other place of treatment, and

   (ii)   smelter and treatment charges;

(f)   "Ore" means any material containing a mineral or minerals of commercial economic value mined from the Property;

(g)   "Product" means Ore mined from the Property and any concentrates or other materials or products derived therefrom, provided, however that if any such Ore, concentrates or other materials or products are further treated as part of the mining operation in respect of the Property, such Ore, concentrates or other materials or products shall not be considered to be "Product" until after they have been so treated;

(h)   "Property" means the mineral claims located in the Mayo Mining District of the Yukon commonly known as the Heidi Property, and more particularly described on Schedule "A" attached hereto which forms part of this Agreement;

(i)   "Option" means the Option to acquire 100% of the Optionor's interest in the Property as provided for under paragraph 2.1 hereof;

(j)   "Option Date" means April 8, 2003; and

(k)   "Royalty" means the 2% Net Smelter Returns royalty retained by the Optionor.

1.2   All references to currency in this Agreement shall mean Canadian dollars unless otherwise stated.

2.   OPTION PAYMENTS AND COMMITMENTS

2.1   The Optionee shall have the right to acquire 100% of the Optionor's interest in the Property, subject to the reservation of the Royalty by the Optionor, upon the following terms:

(a)   **Cash Payments.**   The Optionee shall, subject to paragraph 19.3, pay to the Optionor the sum of $180,000 to the Optionor as follows:

(i) $15,000 within five business days from the Approval Date;

(ii) $10,000 six months after the Approval Date;

(iii) $15,000 on or before January 15, 2004;

(iv) $15,000 on or before July 15, 2004;

(v) $17,500 on or before January 15, 2005;

(vi) $17,500 on or before July 15, 2005;

(vii) $20,000 on or before January 15, 2006;

(viii) $20,000 on or before July 15, 2006;

(ix) $25,000 on or before January 15, 2007; and

(x) $25,000 on or before July 15, 2007.

(b)   **Share Consideration.**   The Optionee shall issue and deliver to the Optionor a total of 1,000,000 common shares in the capital of the Optionee, as such shares were constituted on the Option Date, in accordance with the following schedule:

(i)   100,000 shares within five business days of the date of the Approval Date;

(ii)   100,000 shares six months after the Approval Date;

(iii)   50,000 shares on or before January 15, 2004;

(iv)   50,000 shares on or before July 15, 2004;

(v)   100,000 shares on or before January 15, 2005;

(vi)   100,000 shares on or before July 15, 2005;

(vii)   100,000 shares on or before January 15, 2006;

      (viii)   100,000 shares on or before July 15, 2006;

      (ix)   150,000 shares on or before January 15, 2007; and

      (x)   150,000 shares on or before July 15, 2007.

(c)   **Work Commitment.**   The Optionee shall expend not less than $600,000 of Expenditures on the Property in accordance with the following schedule:

      (i)   75,000 on or before the first anniversary of the Option Date;

      (ii)   100,000 on or before the second anniversary of the Option date;

      (iii)   125,000 on or before the third anniversary of the Option date;

      (iv)   150,000 on or before the fourth anniversary of the Option date;

      (v)   150,000 on or before the fifth anniversary of the Option date.

2.2   The Expenditures may, at the request of the Optionor, be subject to an annual audit by an independent accounting firm of the Optionor's choice, the cost of which shall be borne by the Optionor. Any excess Expenditures incurred in any one year may be carried forward and applied against a subsequent year's Expenditure commitment. In addition, during the term of the Option, the Optionee shall be responsible for making all payments required to keep the Property in good standing. It is acknowledged that the cost associated with any legal survey, property payments, maintenance costs, taxes, and expenses associated with the preparation of engineering reports will be applied towards the Optionee's required work commitments.

2.3   The Optionee shall have the right, but not the obligation, to accelerate any or all of the option payments, share issuances and work commitments described in paragraph 2.1.

2.4   With respect to the share issuances described in sub-paragraph 2.1 (b) of this Agreement, the common shares of the Optionee shall be, when issued, fully paid and non-assessable common shares in the capital of the Optionee and will be free and clear of all liens, charges, encumbrances, save for a hold period of not more than 4 months, as imposed by applicable securities legislation or the Exchange.

2.5   In the event of any subdivision, consolidation or other change in the share capital of the Optionee while the Option is outstanding, the number of shares to be issued to the Optionor shall be adjusted in accordance with such subdivision, consolidation or other change in the share capital of the Optionee.

3.   ACQUISITION OF INTEREST

3.1   Upon the completion by the Optionee of the payments and share issuances set out in paragraph 2.1 of this Agreement, the Optionee shall have earned 100% of the Optionor's entire interest in the Property, subject only to the Royalty interest reserved to the Optionor pursuant to paragraph 6.1.

4.   ACCESS TO PROPERTY

4.1   The Optionee and its employees, representatives, consultants and agents and any person duly authorized by the Optionee shall have the sole and exclusive right and option subject to the provisions of sub-paragraph 9.2(b) and subject to any applicable government regulations or laws to:

(a)   enter upon the Property;

(b)   have exclusive and quiet possession thereof;

(c)   do such prospecting, exploration, development or other mining work thereon and thereunder as the Optionee in its sole discretion may consider advisable, always excepting that such work will be undertaken in compliance with the applicable mining laws of the Yukon Territory and will in no way violate or put into jeopardy the status of the Property;

(d)   bring upon and erect upon the Property such mining facilities as the Optionee may consider advisable, always excepting that all municipal and surface tenement holder approvals for such have been previously obtained where required; and

(e)   remove from the Property and sell or otherwise dispose of reasonable quantities of any mineral products derived therefrom, for the purpose of obtaining assays or making other tests.

5.   TRANSFER OF PROPERTY

5.1   Concurrently with the execution of this Agreement, the Optionor shall deliver to the Optionee beneficial transfers of a 100% interest in the Property, duly executed by the Optionor or the legal holder(s) of title to the Property, as applicable, which the Optionee shall be entitled to record in the name of the Optionee, or its wholly-owned subsidiary, if any, at such place or places of record as may be appropriate or desirable to effect the legal transfer of the Property to the Optionee, or its subsidiary; PROVIDED that until such time as the Optionee has fully exercised the Option and thereby become vested with a 100% interest in the Property, the Optionee shall hold the Property in trust for the Optionor, it being understood that the transfer of legal title pursuant to this paragraph is for administrative convenience only and not a transfer of beneficial interest.

5.2   In the event that this Agreement is terminated prior to the exercise of the Option, the Optionee shall forthwith execute and deliver to the Optionor an executed transfer or quit claim, in a form acceptable for registration, of the unearned interest in the Property, free and clear of any encumbrances which may have arisen during the term of the term of this Agreement.

6.   ROYALTY INTEREST OF OPTIONOR

6.1   The Optionor shall retain and be entitled to receive and the Optionee shall pay to the Optionor a Royalty equal to 2% of Net Smelter Returns.

7.   OPTION TO PURCHASE ROYALTY

7.1   The Optionee shall have the right to purchase up to 50% of the Royalty retained by the Optionor on the Property for a purchase price of $2,000,000. The Royalty purchase option may be exercised at any time prior to the Commercial Production Date, provided however royalty payments which are made from commercial production shall not be credited towards the purchase price of the Royalty interest.

7.2   In the event that the Optionee purchases 50% of the Royalty pursuant to paragraph 7.1 hereof, The Optionor hereby grants the Optionee the right of first refusal to purchase the remaining 50% interest in the Royalty.

8.   NO PRODUCTION OBLIGATION

8.1   The Optionee shall be under no obligation whatever to place the Property into production, and in the event commercial production is commenced the Optionee shall have the right at any time to curtail or suspend such production as it in its discretion may determine.

9.   COVENANTS

9.1   During the period prior to the exercise of the Option by the Optionee, the parties hereto hereby covenant and agree, each with the other, that they will not act, directly or indirectly, on their own, or through third parties in the acquisition, buying or staking other mineral properties on any ground that is within a four kilometre radius from the outside perimeter the mineral claims which comprise the Property, unless such acquisition is intended to form part of the Property and be subject to the terms of this Agreement. Should any acquisition, buying or staking of other mineral properties be undertaken as described above, then such properties will be claimed in the name of the Optionee and immediately delivered to the Optionee in good standing, at no charge, except that any staking or acquisition costs incurred by the Optionee shall be applied to it's work commitments described in sub-paragraph 2.1(c) hereof, and will henceforth be considered to form part of the Property for all purposes of this Agreement.

9.2   During the currency of the Option, the Optionee shall:

(a)   keep the Property in good standing, subject to paragraph 9.3 hereof, by doing and filing of assessment work or by making payments in lieu thereof, and by the doing of all other acts and things and making all other payments which may be necessary in that regard, including the staking of claims upon expiry of the prospecting permits.

(b)   permit the Optionor, or its representative, duly authorized by it in writing, at its own risk and expense, access to the Property at all reasonable times and to all records prepared by the Optionee in connection with work done on or with respect to the Property, PROVIDED the Optionor shall not, without the prior written consent of the Optionee, such consent not to be unreasonably withheld, disclose any information obtained by it or communicated to it, to any third party except as may be required by regulatory bodies having jurisdiction;

(c)   furnish to the Optionor as soon as practical copies of all reports on the work carried out by the Optionee on or with respect to the Property and results obtained; in written and electronic format;

(d)   keep the Property clear of liens and other charges arising from its operations, and keep the Optionor indemnified in respect thereof;

(e)   carry on all operations on the Property in good and miner-like manner and in compliance with all applicable governmental regulations and restrictions;

(f)   record as assessment work upon the Property all work performed on the Property which qualifies as assessment work;

(g)   pay or cause to be paid any rates, taxes, duties, royalties, assessments or fees levied with respect to the Property or the Optionee's operations thereon; and

(h)   indemnify and save the Optionor harmless in respect of any and all costs, claims, liabilities, including environmental, and expenses arising out of the activities on the Property.

9.3   During the currency of the Option, the Optionee may, from time to time, relinquish any portion of the Property which the Optionee has determined, in it's sole discretion acting reasonably, to be of insufficient merit to warrant further expenditures (the "Relinquished Lands"); provided that the Optionee has furnished the Optionor with reasonable advance notice of such decision, in which case the Optionor may elect to retain the Relinquished Lands for it's own benefit, and thereafter the Relinquished Lands shall no longer be subject to the terms of this Agreement, and the Optionee shall execute such documents as may be necessary to transfer title to the Relinquished Lands to the Optionor.

- 8 -

10. REPRESENTATIONS AND WARRANTIES OF THE OPTIONOR

10.1   The Optionor represents and warrants to the Optionee that to the best of the knowledge of the Optionor, and after having made due inquiry:

(a)   the Optionor is the beneficial owner of a 100% interest in the Property, and as such has the valid and enforceable right to cause legal title to the mineral claims which comprise the Property to be transferred to the Optionee, or its subsidiary;

(b)   all documents necessary to register or record legal title to the mineral claims which comprise the Property have been duly filed in the appropriate legal jurisdiction and have been recorded in the appropriate mineral title office for the area in which the Property is located, and the Property fees have been paid and are up to date in accordance with the requirements of Yukon law;

(c)   the mineral claims which comprise the Property are valid and subsisting claims, and are in good standing under the laws of the Yukon Territory;

(d)   the mineral claims which comprise the Property have not been encumbered in any way;

(e)   the Optionor has authority to dispose of his interest in the Property in accordance with the terms hereof;

(f)   the Optionor, to the best of his knowledge, has not superimposed the mineral claims which comprise the Property over any valid pre-existing mineral claims; and

(g)   this Agreement has been duly executed and delivered by the Optionor and constitutes a valid and binding agreement of the Optionor enforceable against the Optionor in accordance with its terms.

11. REPRESENTATIONS AND WARRANTIES OF THE OPTIONEE

11.1   The Optionee represents and warrants to the Optionor that:

(a)   the Optionee is a company incorporated pursuant to the laws of the Province of British Columbia, is in good standing with respect to all filings with the British Columbia Registrar of Companies;

(b)   the common shares of the Optionee are listed for trading on the Exchange;

(c)   the authorized capital of the Optionee consists of 100,000,000 of which 6,969,052 common shares were issued and outstanding as at March 31, 2003, excluding approximately up to 1,000,000 additional common shares which may

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128

be issued pursuant to certain financings which are in progress and any shares which may be issued pursuant to outstanding stock options and share purchase warrants as of the date hereof;

(d)   the Optionee is a reporting issuer under, and is in good standing with respect to, the securities laws of the Provinces of British Columbia and Alberta;

(e)   the Optionee is a "qualifying issuer", as such is defined in Multilateral Instrument 45-102; and

(f)   this Agreement has been duly executed and delivered by the Optionee and constitutes a valid and binding agreement of the Optionee enforceable against the Optionee in accordance with its terms.

12.   TERMINATION OF OPTION BY OPTIONOR

12.1   This Agreement and the Option granted hereunder shall be terminable by the Optionor by notice in writing to the Optionee in any of the following events:

(a)   If the Optionee should be in default in performing any of its obligations hereunder and has failed to take reasonable steps to cure such default within sixty (60) days after receipt of written notice of default from the Optionor; and

(b)   If the Optionee has not obtained the regulatory approval provided for in paragraph 30.1 within the time limitation therein specified.

12.2   Upon termination of this Agreement by the Optionor the provisions of paragraph 15.1 shall apply.

13.   TERMINATION OF OPTION BY OPTIONEE

13.1   In addition to any other termination provisions contained in this Agreement, the Optionee shall at any time have the right to terminate this Agreement without liability therefor by giving thirty (30) days written notice of such termination to the Optionor, and in the event of such termination this Agreement, save and except for the provisions of paragraph 15.1 hereof, concerning the obligations of the Optionee arising from termination, shall be of no further force and effect.

14.   DEFAULT

14.1   Notwithstanding anything in this Agreement to the contrary, if the Optionee should be in default in performing any requirements herein set forth, with the exception of property payments, the Optionor shall give written notice to the Optionee specifying the default, and the Optionee shall not lose any rights granted under this Agreement, unless, within sixty (60) days after the giving of a notice of default by the Optionor, the Optionee has failed to take reasonable steps to

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cure the default by the appropriate payment or performance, (the Optionee hereby agreeing that should it so commence to cure any defect it will prosecute the same to completion without undue delay); and if the Optionee fails to take reasonable steps to cure any such default, the Optionor shall be entitled thereafter to terminate this Agreement and the provisions of paragraph 15.1 shall then be applicable, and to seek any remedy it may have on account of such default.

15. TERMINATION PRIOR TO ACQUISITION OF PROPERTY

15.1   If this Agreement is terminated prior to fulfilment of the payments, share issuances and commitments set forth in paragraph 2.1, the Optionee shall:

> (a)   quit claim all interest in the Property to the Optionor, and re-transfer to the Optionor at no cost to the Optionor a 100% undivided right, title and interest in the Property, free and clear of all liens and encumbrances, and in good standing with respect to the performance of assessment work and the payment of any and all outstanding mining license fees due with respect to the mineral claims which comprise the Property;

> (b)   deliver to the Optionor copies of all reports, maps, drill logs, core assay results and any other relevant technical data compiled by the Optionee with respect to the Property in written and electronic format;

> (c)   remove from the Property within six (6) months from the effective date of termination all mining facilities erected, installed or brought upon the Property by or at the instance of the Optionee, and leave the claims in a physical manner that is in compliance with all Yukon governmental regulations including but not limited to that of the mining code and any environmental laws that may be in effect. Any mining facilities remaining on the Property after the expiration of the said period shall, without compensation to the Optionee, and at the sole option of the Optionor, become the property of the Optionor; and

> (d)   pay to the Optionor the full amount of any of the option payments set out in sub-paragraph 2.1(a) that have accrued due prior to the date of termination and have not been paid.

16. FORCE MAJEURE

16.1   If the Optionee or Optionor is prevented or delayed in complying with any provisions of this Agreement by reason of strikes, lockouts, labour shortages, power shortages, fires, wars, acts of God, governmental regulations restricting normal operations or reasons beyond the control of the Optionee or Optionor as the case may be, the time limited for the performance of the various provisions of this Agreement as set out above shall be extended by a period of time equal in length to the period of such prevention and delay. The Optionee or Optionor as the case may be, insofar as is possible, shall promptly give written notice to the other party of the particulars of the reasons for any prevention or delay under this paragraph, and shall take all reasonable steps to remove the cause of such prevention or delay and shall give written notice to the Optionor or Optionee as the case may be as soon as such cause ceases to subsist.

17.   NOTICE

17.1   Excluding those clauses herein to the contrary which entail specific remedies, any notice required to be given under this Agreement shall be deemed to be well and sufficiently given if delivered or if mailed by registered mail (save and except during the period of any interruption in the normal postal service) or sent by facsimile, in the case of the Optionor addressed as follows:

SHAWN RYAN
P.O. Box 213
Dawson City, Yukon
Fax: (867) 993.6605

and in the case of the Optionee addressed as follows:

LOGAN RESOURCES LTD.
Suite 1022-470 Granville St.
Vancouver, B.C. V6C 1V5
Attention: Seamus Young
Fax: (604) 689.0288

18.   OPTION ONLY

18.1   This Agreement is an option only and except as specifically provided otherwise, and unless the option is exercised nothing herein contained shall be construed as obligating the Optionee to do any acts or make any payments except as set forth herein. Any act or acts, or payment or payments as shall be made hereunder shall not be construed as obligating the Optionee to do any further act or make any further payment. If this Agreement is terminated prior to the option being exercised the Optionee shall not be bound thereafter in debt, damages or otherwise under this Agreement save and except as provided for in paragraph 15.1 and with respect to obligations arising from termination; and all payments theretofore paid by the Optionee shall be retained by the Optionor in consideration for entering into this Agreement and for the rights conferred on the Optionee thereby.

19.   PAYMENTS

19.1   Any payments to the Optionor which the Optionee may make under the terms of this Agreement shall be in Canadian funds and shall be deemed to have been well and sufficiently made in a timely manner if bank drafts or certified cheques drawn on a Canadian chartered bank, payable to the Optionor are delivered to the Optionor at the address stipulated for receiving notices hereunder by prepaid international courier whose shipping manifest indicates a date which is on or before the date such payment is due.

19.2   All payments made by or on behalf of the Optionee under this Agreement shall be made in full, free of and without deduction or withholding for or on account of any present or future taxes, withholdings, deposit requirements or other deductions, provided that, if any of the parties hereto or any agent of the parties shall be required by law or by any regulation or authority to deduct, deposit or withhold any amount from or in respect to any payment due under this Agreement, the Optionee shall pay such additional amounts to the Optionor as may be necessary so that after making all required deductions, deposits or withholding, the Optionor receives on the due date thereof an amount equal to the sum it would have received had no such deductions, deposits or withholdings been made.

19.3   In the event that:
  (a)   the closing price of the common shares of the Optionee on the Exchange (or any other exchange or quotation system) is not less than $1.00 per share for a period of a least 10 consecutive trading days (the "Value Date"); and
  (b)   the Optionor has received at least 100,000 common shares in the capital of the Optionee under this Agreement that, as of the Value Date, are free of any resale restrictions, then from such date onwards the Optionee shall be relieved of its obligation to make any further cash payments to the Optionor arising under sub-paragraph 2.1(a) of this Agreement.

20.   COSTS

20.1   Each of the parties hereto shall bear its own costs in connection with the negotiation, preparation and finalization of the Agreement. The Optionee shall be responsible for all other costs associated with obtaining regulatory approval, including without limitation the costs of the Exchange.

21.   ASSIGNMENT

21.1   The Optionee may assign its rights, interests, obligations or liabilities under this Agreement, provided that if the Optionee assigns all or any portion of its interest in this Agreement prior to becoming vested with a 100% interest in the Property, then before such assignment shall be effective the assignee must agree in writing to be bound by the terms of this Agreement, including, without limitation, the right of the Optionor to receive the Royalty.

22.   CONFIDENTIAL INFORMATION

22.1   No information furnished by the Optionee to the Optionor under this Agreement in respect of the activities carried out on the Property by the Optionee, or related to the sale of product derived from the Property, shall be disclosed to the public or any other parties by the

J:\initial\GCS\GCS03382 Mineral Option Logan - Heidi Property.doc

Optionor without the prior written consent of the Optionee, but such consent in respect of reporting of factual data shall not be unreasonably withheld.

23. FURTHER ASSURANCES

23.1 The parties hereto agree to execute all such further or other assurances and documents and to do or cause to be done all acts or things necessary to implement and carry into effect the provisions and intent of this Agreement.

24. TIME OF ESSENCE

24.1 Time shall be of the essence of this Agreement.

25. TITLES

25.1 The titles to the respective paragraphs hereof shall not be deemed as part of this Agreement but shall be regarded as having been used for convenience only.

26. SUCCESSORS AND ASSIGNS

26.1 This Agreement shall enure to the benefit of and be binding upon the parties hereto and their respective successors and assigns.

27. ARBITRATION

27.1 If any question, difference or dispute shall arise between the parties or any of them in respect of any matter arising under this Agreement or in relation to the construction hereof the same shall be determined by the award of three arbitrators to be named as follows:

(a)   the party or parties sharing one side of the dispute shall name an arbitrator and give notice thereof to the party or parties sharing the other side of the dispute;

(b)   the party or parties sharing the other side of the dispute shall, within fourteen (14) days of receipt of the notice, name an arbitrator; and

(c)   the two arbitrators so named shall, within fifteen (15) days of the naming of the latter of them, select a third arbitrator.

27.2 The decision of the majority of these arbitrators shall be made within thirty (30) days after the selection of the latter of them. The expense of the arbitration shall be borne equally by the parties to the dispute. If the parties on either side of the dispute fail to name their arbitrator within the time limited or to proceed with the arbitration, the arbitrator named may decide the question. The arbitration shall be conducted in accordance with the provisions of the *Commercial Arbitration Act* (British Columbia), and the decision of the arbitrator or a majority of the arbitrators, as the case may be, shall be conclusive and binding upon all the parties.

J:\initial\GCS\GCS03382 Mineral Option Logan - Heidi Property.doc



28. GOVERNING LAW

28.1 This Agreement shall be governed by and interpreted in accordance with the laws of the Province of British Columbia.

29. PRIOR AGREEMENTS

29.1 This Agreement supersedes and replaces all prior agreements between the parties hereto with respect to the Property, including without limitation the letter agreement dated April ● 8, 2003, which said prior agreement shall be deemed to be null and void upon the execution hereof. The parties agree that no finders fees are payable with respect to this Agreement.

30. REGULATORY APPROVAL

30.1 This Agreement shall be subject to the acceptance of the Exchange. The Optionee will use its best efforts to obtain such acceptance, and if such approval has not been obtained on or before June 30, 2003, this Agreement shall be terminated by the Optionor on written notice to the Optionee.

31. EXECUTION

31.1 This Agreement may be executed by the parties hereto in counterparts and facsimile signatures shall be acceptable.

IN WITNESS WHEREOF the parties hereto have hereunto executed these presents as of the day and year first above written.

SIGNED, SEALED AND DELIVERED in the presence of	
Cathy L. Wood	
Witness	**SHAWN RYAN**



LOGAN RESOURCES LTD.

Per: _____

Name:

Title:

I/We have the authority to bind the corporation

SCHEDULE "A"

Referred to in the agreement dated for reference the 8th day of April, 2003, between Shawn Ryan and Logan Resources Ltd.

DESCRIPTION OF PROPERTY

The Property consists of the following mineral claims located in the Mayo Mining District, Yukon Territory:

Claim names	Claim Numbers	Registered Holder	Expiry Dates
Heidi 1-20	YC107778-YC107797	Shawn Ryan	Jan. 3, 2004

There are no encumbrances, either registered or unregistered, affecting title to the mineral claims.

OPTION AGREEMENT – IRON HORSE PROPERTY

THIS AGREEMENT dated for reference April 3, 2003, and executed the _8_ day of April, 2003.

BETWEEN

RICH RIVER EXPLORATION LTD., of P.O. Box 131, Grindrod, in the Province of British Columbia, V0E 1Y0

(hereinafter referred to as the "Optionor");

OF THE FIRST PART

AND

LOGAN RESOURCES LTD., a British Columbia company with offices at Suite 1022-470 Granville Street, in the City of Vancouver, in the Province of British Columbia, V6C 1V5

(hereinafter referred to as the "Optionee").

OF THE SECOND PART

W H E R E A S :

A.   The Optionor wishes to grant an option over its entire interest in certain mineral claims, more particularly described in Schedule "A" attached hereto and forming part of this Agreement which shall hereinafter be referred to as the "Property";

B.   The Optionor has agreed to grant to the Optionee the exclusive option to purchase 100% of the Optionor's interest in the Property, and the Optionee is desirous of obtaining an option to purchase the said interest upon the same terms and subject to the conditions herein contained.

NOW THEREFORE in consideration of the premises and of the mutual covenants, conditions and provisos herein contained, the parties hereto agree as follows:

1.   DEFINITIONS

In this Agreement:

(a)   "Commercial Production Date" means the last day of a period of 90 consecutive days during which Ore is mined from the Property and processed at a rate not less than 80% of the design capacity of the mine and plant. It is agreed that the sale of any Ore or minerals from a pilot plant or other operations carried on with a view to testing such Ores or the procedures for treating the same shall not constitute commercial production;

(b)   "Exchange" means the TSX Venture Exchange;



(c)   "Net Smelter Returns" means the gross proceeds received by the Optionee in any year from the sale of Product from the mining operation on the Property, less:

        (i)   the cost of insurance and transportation of such Product to a smelter or other place of treatment, and

        (ii)   smelter and treatment charges;

(d)   "Ore" means any material containing a mineral or minerals of commercial economic value mined from the Property;

(e)   "Product" means Ore mined from the Property and any concentrates or other materials or products derived therefrom, provided, however that if any such Ore, concentrates or other materials or products are further treated as part of the mining operation in respect of the Property, such Ore, concentrates or other materials or products shall not be considered to be "Product" until after they have been so treated;

(f)   "Property" means the mineral claims located in the Osoyoos Mining District of British Columbia commonly known as the Iron Horse Property, and more particularly described on Schedule "A" attached hereto which forms part of this Agreement;

(g)   "Option" means the Option to acquire 100% of the Optionor's interest in the Property as provided for under paragraph 2.1 hereof;

(h)   "Option Date" means April 3, 2003; and

(i)   "Royalty" means the 3% Net Smelter Returns royalty retained by the Optionor.

1.2   All references to currency in this Agreement shall mean Canadian dollars unless otherwise stated.

2.   OPTION PAYMENTS AND COMMITMENTS

2.1   The Optionee shall have the right to acquire 100% of the Optionor's interest in the Property, subject to the reservation of the Royalty by the Optionor, upon the following terms:

(a)   **Cash Payments**.   The Optionee shall, subject to paragraph 19.3, pay to the Optionor the sum of $75,000 to the Optionor as follows:

        (i) $5,000 within five business days from the date of acceptance of this Agreement by the Exchange;

        (ii) $10,000 on or before the first anniversary of the Option Date;



  (iii) $25,000 on or before the second anniversary of the Option Date; and

  (iv) $35,000 on or before the third anniversary of the Option Date.

 (b) **Share Consideration.** The Optionee shall issue and deliver to the Optionor a total of 300,000 common shares in the capital of the Optionee, as such shares were constituted on the Option Date, in accordance with the following schedule:

  (i) 50,000 shares within five business days of the date of acceptance of this Agreement by the Exchange;

  (ii) 75,000 shares on or before the first anniversary of the Option Date;

  (iii) 75,000 shares on or before the second anniversary of the Option Date; and

  (iv) 100,000 shares on or before the third anniversary of the Option Date.

2.2 The Optionee shall have the right, but not the obligation, to accelerate any or all of the option payments described in paragraph 2.1. In addition, during the term of the Option, the Optionee shall be responsible for making all payments required to keep the Property in good standing.

2.3 With respect to the share issuances described in sub-paragraph 2.1 (b) of this Agreement, the common shares of the Optionee shall be, when issued, fully paid and non-assessable common shares in the capital of the Optionee and will be free and clear of all liens, charges, encumbrances, save for a hold period as imposed by applicable securities legislation or the Exchange.

2.4 In the event of any subdivision, consolidation or other change in the share capital of the Optionee while the Option is outstanding, the number of shares to be issued to the Optionor shall be adjusted in accordance with such subdivision, consolidation or other change in the share capital of the Optionee.

3. ACQUISITION OF INTEREST

3.1 Upon the completion by the Optionee of the payments and share issuances set out in paragraph 2.1 of this Agreement, the Optionee shall have earned 100% of the Optionor's entire interest in the Property, subject only to the Royalty interest reserved to the Optionor pursuant to paragraph 6.1.

4. ACCESS TO PROPERTY

4.1 The Optionee and its employees, representatives, consultants and agents and any person duly authorized by the Optionee shall have the sole and exclusive right and option subject to the provisions of sub-paragraph 9.2(b) and subject to any applicable government regulations or laws to:



(a)   enter upon the Property;

(b)   have exclusive and quiet possession thereof;

(c)   do such prospecting, exploration, development or other mining work thereon and thereunder as the Optionee in its sole discretion may consider advisable, always excepting that such work will be undertaken in compliance with the applicable mining laws of British Columbia and will in no way violate or put into jeopardy the status of the Property;

(d)   bring upon and erect upon the Property such mining facilities as the Optionee may consider advisable, always excepting that all municipal and surface tenement holder approvals for such have been previously obtained where required; and

(e)   remove from the Property and sell or otherwise dispose of reasonable quantities of any mineral products derived therefrom, for the purpose of obtaining assays or making other tests.

5.   TRANSFER OF PROPERTY

5.1   Concurrently with the execution of this Agreement, the Optionor shall deliver to the Optionee beneficial transfers of a 100% interest in the Property, duly executed by the Optionor or the legal holder(s) of title to the Property, as applicable, which the Optionee shall be entitled to record in the name of the Optionee, or its wholly-owned subsidiary, if any, at such place or places of record as may be appropriate or desirable to effect the legal transfer of the Property to the Optionee, or its subsidiary; PROVIDED that until such time as the Optionee has fully exercised the Option and thereby become vested with a 100% interest in the Property, the Optionee shall hold the Property in trust for the Optionor, it being understood that the transfer of legal title pursuant to this paragraph is for administrative convenience only and not a transfer of beneficial interest.

5.2   In the event that this Agreement is terminated prior to the exercise of the Option, the Optionee shall forthwith execute and deliver to the Optionor an executed transfer or quit claim, in a form acceptable for registration, of the unearned interest in the Property, free and clear of any encumbrances which may have arisen during the term of the term of this Agreement.

6.   ROYALTY INTEREST OF OPTIONOR

6.1   The Optionor shall retain and be entitled to receive and the Optionee shall pay to the Optionor a Royalty equal to 3% of Net Smelter Returns.

7.   OPTION TO PURCHASE ROYALTY

7.1   The Optionee shall have the right to purchase all or any portion of the Royalty retained by the Optionor on the Property for a purchase price of $350,000 for each 1% of Net Smelter Returns. The Royalty purchase option may be exercised at any time up to the date that is 3 years from the Commercial Production Date, provided however royalty payments which are made from commercial production shall not be credited towards the purchase price of the Royalty interest.

8.   NO PRODUCTION OBLIGATION

8.1   The Optionee shall be under no obligation whatever to place the Property into production, and in the event commercial production is commenced the Optionee shall have the right at any time to curtail or suspend such production as it in its discretion may determine.

9.   COVENANTS

9.1   During the period prior to the exercise of the Option by the Optionee, the parties hereto hereby covenant and agree, each with the other, that they will not act, directly or indirectly, on their own, or through third parties in the acquisition, buying or staking other mineral properties on any ground that is within a four kilometre radius from the outside perimeter the mineral claims which comprise the Property, unless such acquisition is intended to form part of the Property and be subject to the terms of this Agreement. Should any acquisition, buying or staking of other mineral properties be undertaken as described above, then such properties will be claimed in the name of the Optionee and immediately delivered to the Optionee in good standing, at no charge, and will henceforth be considered to form part of the Property for all purposes of this Agreement.

9.2   During the currency of the Option, the Optionee shall:

(a)   keep the Property in good standing, subject to paragraph 9.3 hereof, by doing and filing of assessment work or by making payments in lieu thereof, and by the doing of all other acts and things and making all other payments which may be necessary in that regard,   including the staking of claims upon expiry of the prospecting permits.

(b)   permit the Optionor, or its representative, duly authorized by it in writing, at its own risk and expense, access to the Property at all reasonable times and to all records prepared by the Optionee in connection with work done on or with respect to the Property, PROVIDED the Optionor shall not, without the prior written consent of the Optionee, such consent not to be unreasonably withheld, disclose any information obtained by it or communicated to it, to any third party except as may be required by regulatory bodies having jurisdiction;

(c)   furnish to the Optionor as soon as practical copies of all reports on the work carried out by the Optionee on or with respect to the Property and results obtained; in written and electronic format;

(d)   keep the Property clear of liens and other charges arising from its operations, and keep the Optionor indemnified in respect thereof;



(e) carry on all operations on the Property in good and miner-like manner and in compliance with all applicable governmental regulations and restrictions;

(f) record as assessment work upon the Property all work performed on the Property which qualifies as assessment work;

(g) pay or cause to be paid any rates, taxes, duties, royalties, assessments or fees levied with respect to the Property or the Optionee's operations thereon; and

(h) indemnify and save the Optionor harmless in respect of any and all costs, claims, liabilities, including environmental, and expenses arising out of the activities on the Property.

9.3 During the currency of the Option, the Optionee may, from time to time, relinquish any portion of the Property which the Optionee has determined, in it's sole discretion acting reasonably, to be of insufficient merit to warrant further expenditures (the "Relinquished Lands"); provided that the Optionee has furnished the Optionor with reasonable advance notice of such decision, in which case the Optionor may elect to retain the Relinquished Lands for it's own benefit, and thereafter the Relinquished Lands shall no longer be subject to the terms of this Agreement, and the Optionee shall execute such documents as may be necessary to transfer title to the Relinquished Lands to the Optionor.

10. REPRESENTATIONS AND WARRANTIES OF THE OPTIONOR

10.1 The Optionor represents and warrants to the Optionee that to the best of the knowledge of the Optionor, and after having made due inquiry:

(a) the Optionor is the beneficial owner of a 100% interest in the Property, and as such has the valid and enforceable right to cause legal title to the mineral claims which comprise the Property to be transferred to the Optionee, or its subsidiary;

(b) all documents necessary to register or record legal title to the mineral claims which comprise the Property have been duly filed in the appropriate legal jurisdiction and have been recorded in the appropriate mineral title office for the area in which the Property is located, and the Property fees have been paid and are up to date in accordance with the requirements of British Columbia law;

(c) the mineral claims which comprise the Property are valid and subsisting claims, and are in good standing under the laws of British Columbia;

(d) the mineral claims which comprise the Property have not been encumbered in any way;

(e) the Optionor has authority to dispose of his interest in the Property in accordance with the terms hereof;



(f)   the Optionor, to the best of his knowledge, has not superimposed the mineral claims which comprise the Property over any valid pre-existing mineral claims; and

(g)   this Agreement has been duly executed and delivered by the Optionor and constitutes a valid and binding agreement of the Optionor enforceable against the Optionor in accordance with its terms.

11.   REPRESENTATIONS AND WARRANTIES OF THE OPTIONEE

11.1   The Optionee represents and warrants to the Optionor that:

(a)   the Optionee is a company incorporated pursuant to the laws of the Province of British Columbia, is in good standing with respect to all filings with the British Columbia Registrar of Companies;

(b)   the common shares of the Optionee are listed for trading on the Exchange;

(c)   the authorized capital of the Optionee consists of 100,000,000 of which 7,869,056 common shares were issued and outstanding as at March 31, 2003, excluding approximately up to 1,000,000 additional common shares which may be issued pursuant to certain financings which are in progress and any shares which may be issued pursuant to outstanding stock options and share purchase warrants as of the date hereof;

(d)   the Optionee is a reporting issuer under, and is in good standing with respect to, the securities laws of the Provinces of British Columbia and Alberta;

(e)   the Optionee is a "qualifying issuer", as such is defined in Multilateral Instrument 45-102; and

(f)   this Agreement has been duly executed and delivered by the Optionee and constitutes a valid and binding agreement of the Optionee enforceable against the Optionee in accordance with its terms.

12.   TERMINATION OF OPTION BY OPTIONOR

12.1   This Agreement and the Option granted hereunder shall be terminable by the Optionor by notice in writing to the Optionee in any of the following events:

(a)   If the Optionee should be in default in performing any of its obligations hereunder and has failed to take reasonable steps to cure such default within sixty (60) days after receipt of written notice of default from the Optionor; and

(b)   If the Optionee has not obtained the regulatory approval provided for in paragraph 30.1 within the time limitation therein specified.



12.2   Upon termination of this Agreement by the Optionor the provisions of paragraph 15.1 shall apply.

13.   TERMINATION OF OPTION BY OPTIONEE

13.1   In addition to any other termination provisions contained in this Agreement, the Optionee shall at any time have the right to terminate this Agreement without liability therefore by giving thirty (30) days written notice of such termination to the Optionor, and in the event of such termination this Agreement, save and except for the provisions of paragraph 15.1 hereof, concerning the obligations of the Optionee arising from termination, shall be of no further force and effect.

14.   DEFAULT

14.1   Notwithstanding anything in this Agreement to the contrary, if the Optionee should be in default in performing any requirements herein set forth, with the exception of property payments, the Optionor shall give written notice to the Optionee specifying the default, and the Optionee shall not lose any rights granted under this Agreement, unless, within sixty (60) days after the giving of a notice of default by the Optionor, the Optionee has failed to take reasonable steps to cure the default by the appropriate payment or performance, (the Optionee hereby agreeing that should it so commence to cure any defect it will prosecute the same to completion without undue delay); and if the Optionee fails to take reasonable steps to cure any such default, the Optionor shall be entitled thereafter to terminate this Agreement and the provisions of paragraph 15.1 shall then be applicable, and to seek any remedy it may have on account of such default.

15.   TERMINATION PRIOR TO ACQUISITION OF PROPERTY

15.1   If this Agreement is terminated prior to fulfilment of the payments, share issuances and commitments set forth in paragraph 2.1, the Optionee shall:

   (a)   quit claim all interest in the Property to the Optionor, and re-transfer to the Optionor at no cost to the Optionor a 100% undivided right, title and interest in the Property, free and clear of all liens and encumbrances, and in good standing with respect to the performance of assessment work and the payment of any and all outstanding mining license fees due with respect to the mineral claims which comprise the Property;

   (b)   deliver to the Optionor copies of all reports, maps, drill logs, core assay results and any other relevant technical data compiled by the Optionee with respect to the Property in written and electronic format;

   (c)   remove from the Property within six (6) months from the effective date of termination all mining facilities erected, installed or brought upon the Property by or at the instance of the Optionee, and leave the claims in a physical manner that is in compliance with all British Columbia governmental regulations including but not limited to that of the mining code and any environmental laws that may be in effect. Any mining facilities remaining on the Property after the



expiration of the said period shall, without compensation to the Optionee, and at the sole option of the Optionor, become the property of the Optionor; and

(d)   pay to the Optionor the full amount of any of the option payments set out in sub-paragraph 2.1(a) that have accrued due prior to the date of termination and have not been paid.

16.   FORCE MAJEURE

16.1   If the Optionee or Optionor is prevented or delayed in complying with any provisions of this Agreement by reason of strikes, lockouts, labour shortages, power shortages, fires, wars, acts of God, governmental regulations restricting normal operations or reasons beyond the control of the Optionee or Optionor as the case may be, the time limited for the performance of the various provisions of this Agreement as set out above shall be extended by a period of time equal in length to the period of such prevention and delay. The Optionee or Optionor as the case may be, insofar as is possible, shall promptly give written notice to the other party of the particulars of the reasons for any prevention or delay under this paragraph, and shall take all reasonable steps to remove the cause of such prevention or delay and shall give written notice to the Optionor or Optionee as the case may be as soon as such cause ceases to subsist.

17.   NOTICE

17.1   Excluding those clauses herein to the contrary which entail specific remedies, any notice required to be given under this Agreement shall be deemed to be well and sufficiently given if delivered or if mailed by registered mail (save and except during the period of any interruption in the normal postal service) or sent by facsimile, in the case of the Optionor addressed as follows:

Rich River Exploration Ltd.
P.O. Box 131
Grindrod, B.C. V03 1Y0
Fax: (250) 832.9482

and in the case of the Optionee addressed as follows:

LOGAN RESOURCES LTD.
Suite 1022-470 Granville St.
Vancouver, B.C. V6C 1V5
Attention: Seamus Young
Fax: (604) 689.0288

18.   OPTION ONLY

18.1   This Agreement is an option only and except as specifically provided otherwise, and unless the option is exercised nothing herein contained shall be construed as obligating the Optionee to do any acts or make any payments except as set forth herein. Any act or acts, or payment or payments as shall be made hereunder shall not be construed as obligating the

Optionee to do any further act or make any further payment. If this Agreement is terminated prior to the option being exercised the Optionee shall not be bound thereafter in debt, damages or otherwise under this Agreement save and except as provided for in paragraph 15.1 and with respect to obligations arising from termination; and all payments theretofore paid by the Optionee shall be retained by the Optionor in consideration for entering into this Agreement and for the rights conferred on the Optionee thereby.

19. PAYMENTS

19.1   Any payments to the Optionor which the Optionee may make under the terms of this Agreement shall be in Canadian funds and shall be deemed to have been well and sufficiently made in a timely manner if bank drafts or certified cheques drawn on a Canadian chartered bank, payable to the Optionor are delivered to the Optionor at the address stipulated for receiving notices hereunder by prepaid international courier whose shipping manifest indicates a date which is on or before the date such payment is due.

19.2   All payments made by or on behalf of the Optionee under this Agreement shall be made in full, free of and without deduction or withholding for or on account of any present or future taxes, withholdings, deposit requirements or other deductions, provided that, if any of the parties hereto or any agent of the parties shall be required by law or by any regulation or authority to deduct, deposit or withhold any amount from or in respect to any payment due under this Agreement, the Optionee shall pay such additional amounts to the Optionor as may be necessary so that after making all required deductions, deposits or withholding, the Optionor receives on the due date thereof an amount equal to the sum it would have received had no such deductions, deposits or withholdings been made.

19.3   The Optionee may, in its sole discretion, satisfy up to 50% of the cash payments described in sub-sections 2.1(a)(iii) and (iv) by issuing additional common shares in the capital of the Optionee at a price equal to the average closing price of the common shares of the Optionee for the 10 trading days prior to the date that such payment is due. The Optionee shall provide the Optionor with notice of its intention to make a payment in shares as contemplated hereby, and shall issue and deliver the shares to the Optionor within 10 business days after such payment was due. The Optionor acknowledges that any shares to be issued under this section shall be subject to a hold period as prescribed by the Exchange and/or the applicable securities legislation.

20. COSTS

20.1   Each of the parties hereto shall bear its own costs in connection with the negotiation, preparation and finalization of the Agreement. The Optionee shall be responsible for all other costs associated with obtaining regulatory approval, including without limitation the costs of the Exchange.



21.   ASSIGNMENT

21.1   The Optionee may assign its rights, interests, obligations or liabilities under this Agreement, provided that if the Optionee assigns all or any portion of its interest in this Agreement prior to becoming vested with a 100% interest in the Property, then before such assignment shall be effective the assignee must agree in writing to be bound by the terms of this Agreement, including, without limitation, the right of the Optionor to receive the Royalty.

22.   CONFIDENTIAL INFORMATION

22.1   No information furnished by the Optionee to the Optionor under this Agreement in respect of the activities carried out on the Property by the Optionee, or related to the sale of product derived from the Property, shall be disclosed to the public or any other parties by the Optionor without the prior written consent of the Optionee, but such consent in respect of reporting of factual data shall not be unreasonably withheld.

23.   FURTHER ASSURANCES

23.1   The parties hereto agree to execute all such further or other assurances and documents and to do or cause to be done all acts or things necessary to implement and carry into effect the provisions and intent of this Agreement.

24.   TIME OF ESSENCE

24.1   Time shall be of the essence of this Agreement.

25.   TITLES

25.1   The titles to the respective paragraphs hereof shall not be deemed as part of this Agreement but shall be regarded as having been used for convenience only.

26.   SUCCESSORS AND ASSIGNS

26.1   This Agreement shall enure to the benefit of and be binding upon the parties hereto and their respective successors and assigns.

27.   ARBITRATION

27.1   If any question, difference or dispute shall arise between the parties or any of them in respect of any matter arising under this Agreement or in relation to the construction hereof the same shall be determined by the award of three arbitrators to be named as follows:

    (a)   the party or parties sharing one side of the dispute shall name an arbitrator and give notice thereof to the party or parties sharing the other side of the dispute;

    (b)   the party or parties sharing the other side of the dispute shall, within fourteen (14) days of receipt of the notice, name an arbitrator; and

(c)   the two arbitrators so named shall, within fifteen (15) days of the naming of the latter of them, select a third arbitrator.

27.2   The decision of the majority of these arbitrators shall be made within thirty (30) days after the selection of the latter of them. The expense of the arbitration shall be borne equally by the parties to the dispute. If the parties on either side of the dispute fail to name their arbitrator within the time limited or to proceed with the arbitration, the arbitrator named may decide the question. The arbitration shall be conducted in accordance with the provisions of the *Commercial Arbitration Act* (British Columbia), and the decision of the arbitrator or a majority of the arbitrators, as the case may be, shall be conclusive and binding upon all the parties.

28.   GOVERNING LAW

28.1   This Agreement shall be governed by and interpreted in accordance with the laws of the Province of British Columbia.

29.   PRIOR AGREEMENTS

29.1   This Agreement supersedes and replaces all prior agreements between the parties hereto with respect to the Property, including without limitation the letter agreement dated April 3, 2003, which said prior agreement shall be deemed to be null and void upon the execution hereof. The parties agree that no finders fees are payable with respect to this Agreement.

30.   REGULATORY APPROVAL

30.1   This Agreement shall be subject to the acceptance of the Exchange. The Optionee will use its best efforts to obtain such acceptance, and if such approval has not been obtained on or before June 30, 2003, this Agreement shall be terminated by the Optionor on written notice to the Optionee.



31.   EXECUTION

31.1   This Agreement may be executed by the parties hereto in counterparts and facsimile signatures shall be acceptable.

IN WITNESS WHEREOF the parties hereto have hereunto executed these presents as of the day and year first above written.

RICH RIVER EXPLORATION LTD.

Per: _____

Name: _____

Title: *President*

I/We have the authority to bind the corporation

LOGAN RESOURCES LTD.

Per: _____

Name: _____

Title: *President*

I/We have the authority to bind the corporation

SCHEDULE "A"

Referred to in the agreement dated for reference the 3rd day of April, 2003, between Rich River Exploration Ltd. and Logan Resources Ltd.

DESCRIPTION OF PROPERTY

The Property consists of the following mineral claims located in the Osoyoos Mining District, British Columbia:

Claim names	Claim Numbers	Registered Holder	Expiry Dates
Iron Horse 1–4	378233 – 378236	Craig Lynes	24 June 2003
Bolivar	400490	Craig Lynes	16 Feb. 2004
Bolivar 1–2	378231 - 378232	Craig Lynes	24 June 2003
Bolivar 3–8	399466 - 399471	Craig Lynes	1 Feb. 2004

There are no encumbrances, either registered or unregistered, affecting title to the mineral claims.



MANAGEMENT AND ADMINISTRATION SERVICES AGREEMENT

THIS AGREEMENT made and dated for reference the 1st day of February, 2002, and executed this 5ᵗʰ day of March, 2002.

BETWEEN:

> **LOGAN RESOURCES LTD.**, a body corporate, incorporated under the laws of the Province of British Columbia and having an office at Suite 1022 – 470 Granville Street, in the City of Vancouver, in the Province of British Columbia V6C 1V5
>
> (herein called the "Company")


OF THE FIRST PART


AND:

> **SEAMUS YOUNG**, of Suite 403 – 238 Alvin Narod Mews, in the City of Vancouver, in the Province of British Columbia, V6B 5J3;
>
> (herein called "Young")


OF THE SECOND PART


AND:

> **T-BAGS MANAGEMENT INC.**, a body corporate, incorporated under the laws of the Province of British Columbia and having an office at Suite 1022 – 470 Granville Street, in the City of Vancouver, in the Province of British Columbia, V6C 1V5.
>
> (herein called "T-Bags")


OF THE THIRD PART


WHEREAS:

A.   The Company and its subsidiaries (hereinafter collectively referred to as the "Company") are engaged in the business of acquiring, exploring and developing mineral resource properties;

B.   T-Bags is a management and administration services company wholly-owned by Young; and

C.   The Company has appointed Young to serve as the President and Chief Executive Officer of the Company, and Young has accepted such appointment and will continue to provide services to the Company through T-Bags in accordance with the terms hereinafter set forth.

WITNESSETH as follows:

The Company hereby retains the services of Young and T-Bags upon the following terms and conditions, which Young and T-Bags hereby accept, namely:

1. The duties of Young are those described in Schedule "A" attached hereto, which duties Young hereby accepts and agrees to perform to the best of his abilities.

2. The appointment shall be for a term of three (3) years from the date hereof, subject to earlier termination as hereinafter provided.

3. The remuneration of T-Bags for the various services to be provided to the Company during the first year of the term of this agreement shall be as follows:
   a) $[illegible],500 per month in consideration for management and consulting services to be provided by Young on behalf of T-Bags in relation to the acquisition and exploration of the Company's mineral properties; and
   b) $[illegible],500 per month in consideration for general office administration services including financial reporting, liaison with professionals, continuous disclosure and general office functions.
   Remuneration for the foregoing services shall be payable in semi-monthly instalments on the 15th and last day of each month commencing on the 1st day of February, 2002. The remuneration shall be subject to an annual review by the Company, Young and T-Bags. The Company shall also provide T-Bags and/or Young with a benefits package including coverage for medical, dental and extended health care insurance.

4. The control and management of the business of the Company are hereby committed to Young, who shall have authority to employ and dismiss all managers, consultants and other persons employed by the Company (other than executive officers of the Company), with power to fix their salaries and wages, and to alter them from time to time.

5. Young shall be reimbursed for all travelling and other expenses actually and properly incurred by him in connection with his duties hereunder and for all such expenses he shall furnish statements and vouchers to the Chief Financial Officer of the Company.

6. In each fiscal year Young shall be entitled to four (4) weeks of paid vacation.

7. If Young shall, at any time, by reason of illness or mental or physical disability, be incapacitated and unable to carry out the terms of this agreement, and shall furnish the directors with evidence satisfactory to them of such incapacity and the cause thereof, T-Bags shall receive full salary for the first six (6) months or any shorter period, and one-half (1/2) of the full salary for the seventh and any subsequent consecutive months during which such incapacity shall continue. If Young shall continue to be incapacitated for a longer period than twelve (12) consecutive months, or if he shall be incapacitated at different times for more than one (1) year, then in either of such cases this agreement shall, at the option of the directors, forthwith be terminated and T-Bags shall not be entitled to claim any compensation from the Company or any person in respect of such termination.

8. Young shall have authority to make the usual contracts necessary for carrying on the business of the Company in the ordinary course, including authority to negotiate contracts on behalf of the Company, to order goods and equipment required for the business of the Company, and may make contracts for the Company and for the acquisition, maintenance and development of the Company's mineral properties.

9. Young shall obey and carry out all lawful resolutions approved by the directors of the Company and obey and carry out the provisions contained in the Articles of the Company.

10. Young shall well and faithfully serve the Company, and use his best efforts to promote the interests thereof, and shall not disclose the private affairs of the Company, or any secret of the Company, to any person other than the directors, and shall not use for his own purposes, or for any purposes other than those of the Company, any information he may acquire with respect to the Company's affairs.

11. The Company shall have the right to terminate this agreement without cause upon delivery to Young and T-Bags of six (6) month's notice in writing of its intention to terminate this agreement. Provided that the notice is delivered aforesaid, then upon the expiration of six (6) months this agreement shall be wholly terminated. In the event Young and T-Bags wish to terminate this agreement, they shall give the Company six (6) months notice in writing of their intention to terminate the agreement, and upon the expiration of six (6) months from such notice this agreement shall be wholly terminated.

12. Upon termination of this Agreement, Young shall immediately deliver to the Company all correspondence, documents and papers belonging to the Company which may be in his possession or under his control.

13. On the condition that Young properly performs his duties hereunder in good faith:

    (a) the Company shall and does hereby release Young and T-Bags from any and all liability to the Company arising from the performance of the terms of this agreement; and

    (b) the Company further agrees to indemnify and save harmless Young and T-Bags from and against any and all liability arising from the performance of the terms of this Agreement.

14. This agreement embodies the entire agreement of the parties with respect to the matters contained herein, and supersedes all previous agreements between the parties. No other agreement, representation or warranty shall be deemed to exist except as set forth in this agreement. Without limiting the generality of the foregoing this agreement supersedes and replaces all previous agreements between the parties or their affiliates.

15. This agreement shall enure to the benefit of and be binding on the parties hereto and their heirs, executors, administrators or successors.

16. T-Bags and Y : ing hereby confirm that they have been advised and given the opportunity tc seek independent legal advice with respect to their respective rights and obligations un: er this agreement.

17. This agreemen shall be governed by and construed in accordance with the laws of the Province of B : tish Columbia.

IN WITNES: WHEREOF the parties hereto have duly executed this agreement as of and from the date fir written above.

LOGAN RESOUR(:S LTD.

Per: ______________________
Authorized S natory

SIGNED, SEALED : nd DELIVERED
by **SEAMUS YOU**N G in the presence of:

____
WITNESS

____
SEAMUS YOUNG

T-BAGS MANAG MENT INC.

Per: ______________________
Authorized S natory

SCHEDULE "A"

DUTIES OF YOUNG

Young shall:

1. retain the titles of Chief Executive Officer and President of the Company;

2. devote approximately 50 % of his available working time to the management and operations of the Company and its subsidiaries;

3. aggressively implement the corporate development plan and operational strategies of the Company;

4. formulate and present desired changes in policy or strategy to the Board of Directors for consideration;

5. oversee executive management staffing and accountability allocations ensuring desired levels of return are achieved while maintaining risk factors within prescribed levels;

6. ensure that proper financial procedures are implemented and maintained for the efficient control of the Company's financial resources;

7. appraise and evaluate results of the Company's operations regularly and systematically, reporting results to the Board of Directors;

8. ensure, to the best of his ability, that all activities of the Company are carried out in compliance with governmental laws and regulations;

9. in accordance with corporate objectives and plans established by the Board of Directors, direct and implement adequate and equitable personnel policies, salary administration policies and employee compensation plans;

10. ensure, to the best of his ability, sound services and working relationships with key staff of important clients, consultants, legal counsel, advertising agencies, credit agencies, brokerage firms, bankers, investors and outside public and governmental bodies; and

11. ensure that his business activities outside of the Company are not in conflict with the interests of the Company.

Exhibit 12.1

I, <u>Seamus Young</u>, Chief Executive Officer, certify that:

1. I have reviewed this Registration Statement on Form 20-FR of <u>Logan Resources Ltd.</u>;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this Registration Statement;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in this report;

4. The company's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d -15(f)) for the company and have:
   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
   (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
   (c) Evaluated the effectiveness of the company's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
   (d) Disclosed in this report any change in the company's internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company's internal control over financial reporting; and

5. The company's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company's auditors and the audit committee of the company's board of directors (or persons performing the equivalent functions):
   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company's ability to record, process, summarize and report financial information; and
   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the company's internal control over financial reporting.

Date: <u>April 29, 2004</u>

<u>Seamus Young</u>
Chief Executive Officer

EXHIBIT 13.1

Certification of Chief Executive Officer
Pursuant to 18 U.S.C. Section 1350,
as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

In connection with the Registration Statement of Logan Resources Ltd., a company organized under the *British Columbia Company Act* (the "Company") on Form 20-FR as filed with the Securities and Exchange Commission on the date hereof (the "Report"), the undersigned, Seamus Young, President/CEO/Director of the Company, certifies, pursuant to 18 U.S.C. (S) 1350, as adopted pursuant to (S) 906 of the Sarbanes-Oxley Act of 2002, that:

    (1)   The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

    (2)   The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

/s/ Seamus Young
Seamus Young, President/CEO/Director

Date: April 29, 2004



MANNING ELLIOTT

CHARTERED ACCOUNTANTS

11th floor, 1050 West Pender Street, Vancouver, BC, Canada V6E 3S7

Phone: 604. 714. 3600   Fax: 604. 714. 3669   Web: manningelliott.com

CONSENT OF INDEPENDENT AUDITORS

We consent to the incorporation by reference in the Registration Statement of Logan Resources Ltd. on Form 20-F of our report dated May 22, 2003 on our audit of the financial statements for the years ended March 31, 2002 and 2003 which report is included in the Form 20-F.

Manning Elliott

CHARTERED ACCOUNTANTS

Vancouver, British Columbia

April 29, 2004